04021047

KELLY SERVICES

2003 SUMMARY ANNUAL REPORT

STAFFING THE WORLD

CORPORATE PROFILE

Kelly Services, Inc., was founded in 1946 by William Russell Kelly, the pioneer of the modern temporary help industry. Today, Kelly® is a leading global provider of staffing services. Over the past 57 years, Kelly's range of staffing solutions has grown steadily to match the needs of our global customers.

Kelly temporary employees work in a wide variety of businesses and disciplines, including office services, finance, engineering, law, science, healthcare, information technology, marketing, call centers, light industrial, homecare, and education.

Last year, the company operated 2,500 offices and assigned nearly 700,000 employees in 26 countries. Sales in 2003 totaled $4.3 billion. Kelly Services is headquartered in Troy, Michigan, U.S.A.

SUMMARY ANNUAL REPORT

This is a summary annual report. Complete financial statements, including Management's Discussion and Analysis of Financial Condition and Results of Operations, and Notes to Financial Statements, are contained in Kelly Services' Annual Report on Form 10-K, available on our Company's website, www.kellyservices.com, or through our Investor Relations office. A copy of our Code of Business Conduct and Ethics is also available. Please see page 28 for contact information.

Kelly Services

2003 Summary Annual Report

CONTENTS

Financial Highlights 3

Letter to Stockholders 4

Corporate Ethics: A Fair Share for SUTA 8

Staffing the World 10

Directors & Officers 12

Summary Financials 15

Stockholders' Information 28



Kelly's commitment to quality service, customer satisfaction, and exemplary conduct has become a benchmark for the staffing industry.

OUR VISION

To be the world's best staffing services company and to be recognized as the best.

OUR MISSION

To serve our customers, employees, shareholders, and society by providing a broad range of staffing services and products.

To achieve our Mission:

- We will develop innovative staffing services which meet the needs of our customers and contribute to their success.
- We will foster an environment which stimulates professional excellence and encourages contribution by all employees.
- We will provide our shareholders a fair return on their investment.
- We will demonstrate good corporate citizenship through the ethical conduct of our business.

OUR SHARED VALUES

- Integrity, Honesty, and Ethical Behavior
- Commitment to Quality and Customer Satisfaction
- Dedication to Service and Personal Responsiveness
- Professional Excellence and High Performance
- Innovation, Creativity, and Open-Mindedness
- Employee Participation, Contribution, and Teamwork
- Diversity, Individual Dignity, and Mutual Respect
- Growth, Profitability, and Industry Leadership

OUR QUALITY POLICY

We are committed to quality and to the processes, measurement, and continuous improvement which are the foundations of quality management.

Quality is a basic business principle for Kelly Services®.

Quality means providing our internal and external customers innovative services and products that meet or exceed their expectations.

Quality improvement is the job of every Kelly Services employee.

Financial Highlight


Revenue From Services
billions of dollars
$4.1
$4.3
$4.0
$4.1
$4.3
99
00
01
02
03


Diluted Earnings
per share
$2.36
$2.43
$.46
$.52
$.14
99
00
01
02
03

	2003	2002	Change
(In thousands of dollars, except per share items)			
Revenue From Services	**$ 4,325,155**	$ 4,056,945	6.6%
Earnings Before Income Taxes	**8,660**	30,754	(71.8%)
Income Taxes	**3,550**	12,185	(70.9%)
Net Earnings	**5,110**	18,569	(72.5%)
Basic Earnings Per Share	**.14**	.52	(73.1%)
Diluted Earnings Per Share	**.14**	.52	(73.1%)
Dividends Per Share	**.40**	.40	0.0%
Working Capital	**374,355**	352,161	6.3%
Stockholders' Equity	**613,633**	619,064	(0.9%)
Total Assets	**1,137,737**	1,072,133	6.1%

To Our Stockholders

Terence E. Adderley
Chairman and Chief Executive Officer (right)

Carl T. Camden
President and Chief Operating Officer (left)



2003 was a transitional year for the staffing industry. Sporadic economic conditions and a weak labor market marked the first half of the year. Finally, well into the third quarter, the recovery began to take hold and the labor market started to pick up. Concurrent with this, demand for our services began to show real strength.

2003 Results

Kelly's sales during 2003 totaled $4.325 billion, a 6.6 percent increase over 2002. Net earnings were $5.1 million, a 72.5 percent decrease from the $18.6 million we earned in 2002. Diluted earnings per share were $.14 compared with $.52 achieved during the prior year.

Escalating workers' compensation claims and higher state unemployment taxes were primary contributors to our earnings decline during the year. These issues are quite typical coming out of a recession and should have only a short-term effect.

Positioned for the Recovery

Kelly Services emerges from the recession well-positioned for growth. We own and operate 2,500 offices in 26 countries. We employ nearly 700,000 skilled, capable employees to fill positions at a variety of companies around the world—including more than 90 percent of the Fortune 500.

We are ready to meet the accelerated increase in demand for temporary staffing that is common early in a recovery. Companies, still wary of the economy, often add temporary employees to gear up. As confidence builds and those same companies assemble a permanent workforce, we can expect to see temporary-to-permanent fees increase along with continuing solid increases in demand for temporary labor.

During the recession, we sacrificed short-term earnings in order to secure long-term growth. We preserved our strong balance sheet and capital structure, and closely managed expenses. Our branch network and product line-up are intact. We do not need to rebuild to meet the expected increased demand for temporary staff. The actions we have taken give us a head start in this recovery.

Long-Term Optimism

We see a bright, long-term future for temporary staffing, and for Kelly Services.

Our focus on serving large customers and market-dominant companies allows us to expand quickly to new geographic areas in concert with their needs. Over the remainder of this decade, one of our goals is to fill out our existing branch networks in several countries and expand into new countries through limited acquisitions and startups. We also have many opportunities to further globalize our Professional, Technical and Staffing Alternatives businesses. Demand for these specialty services is accelerating around the world.

The temporary staffing concept continues to expand rapidly into exciting new areas. For example, in 2003 Kelly began offering a new service called Kelly FedSecure™ to help customers meet the growing demand for employees with security clearance.

Demand for temporary employees typically accelerates early in a recovery, and Kelly is ready to meet that demand.

We see a bright, long-term future for temporary staffing, and for Kelly Services.

T. E. ADDERLEY



Our focus on serving large customers and market-dominant companies allows us to expand quickly to new geographic areas in concert with their needs.

And we continued to expand Kelly Educational Staffing®, our substitute teacher and educational staffing business that now serves more than 1,600 schools in 39 states and the District of Columbia.

Demographic and workplace trends also bode well for our industry. Looking for balance between work and leisure, controllable schedules, and variety in their jobs, employees are seeking more flexible arrangements. In the 1990's, the percentage of temporary employees in the U.S. workforce increased from 1.3 percent to 2.3 percent. While it declined slightly during the recession, we expect it to increase to 3.3 percent by the end of the decade.

At the same time, job life cycles—the length of time a job can be expected to exist—are shortening. Project work is increasing. Technology continues to reshape work. And, to stay competitive, companies will need a larger component of their workforce to be flexible.

Kelly Services is at the intersection of these two trends. Temporary employees allow our customers to quickly adjust staffing levels and skill sets to match the changing demand for their services and products. With our variety of service offerings and exceptional programs, Kelly is both a trusted manager and an experienced supplier of human resource solutions for today's innovative employers and employees.

The Kelly Difference

Business ethics and credibility continue to be issues of concern, even as new regulations address the ways in which companies conduct and report corporate activities.

At Kelly, we embrace the tried and true values of our founder, and our standards are clearly expressed in the Company's Vision, Mission, Shared Values, and Quality Policy. We will continue to operate as a company grounded in strong principles as we pursue innovative staffing solutions, growth, and opportunity.

Following this letter, you will find an essay about "SUTA Dumping"—an unethical scheme used by some companies to avoid paying their fair share of unemployment taxes. Although adhering to the spirit of the law has caused Kelly's unemployment taxes to increase significantly, our Company has not engaged in this unprincipled practice. In fact, we worked throughout 2003 to bring this issue to the forefront by talking to federal and state legislative groups about the hardships that SUTA Dumping inflicts on all legitimate businesses.

Recognizing Leadership

This year, we were pleased to promote Allison M. Everett to Senior Vice President of Information Technology and Chief Information Officer, and Dana M. Warren to Senior Vice President of Service.

In early 2004, we welcomed Jane E. Dutton to our board of directors. Dr. Dutton is the William Russell Kelly professor of business administration at the University of Michigan Business School, and her expertise will be a valuable addition to our board.

We wish to thank our customers for their confidence and loyalty, our nearly 700,000 full-time and temporary employees who are the heart of Kelly Services, our stockholders for their faith and continuing support, and our board of directors for their ongoing commitment to our company and their guidance during the past year.

T. E. Adderley

Terence E. Adderley
Chairman and Chief Executive Officer

Carl T. Camden

Carl T. Camden
President and Chief Operating Officer

A Fair Share for SUTA

Comments from Carl T. Camden, President and COO

Our nation's unemployment insurance system is under silent siege. The State Unemployment Tax Act (SUTA), which was created under the Social Security Act in 1935 to provide a safety net for jobless Americans and benefit the economy, is being manipulated by companies seeking to avoid paying their fair share of unemployment compensation insurance taxes. In November 2003, Kelly COO Carl Camden appeared before the U.S. House Ways and Means Committee to urge passage of HR 3463, the SUTA Dumping Prevention Act. If passed, the act would close loopholes and strengthen the underpinning of our nation's unemployment insurance system.

The recession may be over, but its lingering effects can still be felt in the form of high unemployment taxes.

Under federal law, states are required to enact and administer unemployment compensation programs commonly known as State Unemployment Tax Acts, or SUTA. These state programs provide temporary financial assistance to eligible employees who are out of work through no fault of their own.

In most states, unemployment benefits are based on a tax imposed on employers—and the rate of tax is determined by the number of claims made by former employees. Employers with high unemployment activity—and thus a higher "experience rating"—are assigned higher unemployment tax rates. Employers with lower activity and a lower experience rating pay less.

The problem? Many companies are engaging in questionable and unethical efforts to avoid paying their share of unemployment compensation taxes. This corporate tax scheme depletes state coffers, encourages government borrowing, and increases taxes.

The urgency of this issue was highlighted last November with introduction of the SUTA Dumping Prevention Act, federal legislation that would help end the practice of avoiding unemployment taxes in a uniform fashion and create a nationwide level playing field.

According to Congressional testimony, some accounting, law, and consulting firms are actually encouraging companies to use SUTA dumping to disguise their true unemployment claims experience and avoid unemployment taxes.

SUTA dumping involves companies creating related shell organizations populated with few employees at first to make it "legitimate."

An earlier version of this essay appeared in the *Detroit Free Press* in 2003.

Via this new entity, a company is able to manipulate its unemployment claims experience to obtain very low—or even zero—SUTA rates. The company later transfers a large population of workers into the shell firm to significantly reduce its tax obligations. Although this is the most common SUTA dumping scheme, other tactics include the use of mergers, acquisitions, and reorganizations as loopholes to dodge paying a fair share of unemployment taxes.

SUTA dumping undermines the integrity of state unemployment insurance systems, harming both workers and employers who play by the rules.

Workers are hurt because this questionable practice depletes state trust funds. Because companies escape the financial harm that comes with laying off employees, it eliminates their incentive to keep people working. Ethical employers are hurt because they must pay more to make up for the taxes that other companies avoid.

The Department of Labor suggests SUTA dumping could be costing states billions of dollars in lost unemployment funds. While more study is needed, it's already clear that increased unemployment over the last two years has negatively impacted the solvency of unemployment trust funds in most states.

SUTA dumping schemes are most pervasive in businesses such as staffing, hospitality, and construction—but they can be found wherever payroll taxes are a large portion of a company's total tax burden. And the period following an economic slowdown—such as now—is exactly the time when the temptation and payoff of SUTA dumping is greatest. Thus, it's an opportune time for legislators to act.

The law should be revised to require the mandatory transfer of unemployment experience for mergers, acquisitions, and transfers of trade or business, regardless of the reason for the transaction. The Department of Labor should be directed to develop tools and provide funding to train state agencies in the detection of SUTA dumping. In those states where laws already exist, enforcement should be tightened.

If state and federal governments fail to address this critical issue, they will send a tacit message to employers that SUTA dumping is acceptable—even expected. Doing nothing will threaten the competitiveness of those companies that refuse to engage in SUTA dumping schemes. In fact, inaction is a slap in the face of those companies that adhere to higher standards of ethics.

The recent lessons of corporate misconduct must not be forgotten so soon.

SUTA dumping undermines the integrity of state unemployment insurance systems, harming both workers and employers who play by the rules.

What's more, it depletes state coffers, encourages government borrowing, and increases taxes.

Staffing the Wor



United States

Kelly Educational Staffing added five states to its coverage. We now assign substitute teachers to more than 1,600 schools in 39 states and the District of Columbia.





Canada

Kelly continued to expand its specialty staffing units in 2003, including the launch of Kelly Healthcare Resources.



Denmark

In 2003, Kelly Scientific Resources was launched in Copenhagen. Now operating in 13 countries, KSR is the world's largest supplier of scientific staffing.



Australia	India	Netherlands	Spain
Belgium	Indonesia	New Zealand	Sweden
Canada	Ireland	Norway	Switzerland
Denmark	Italy	Philippines	Thailand
France	Luxembourg	Puerto Rico	United Kingdom
Germany	Malaysia	Russia	United States
Hong Kong	Mexico	Singapore	



Belgium

In response to increasing demand, we launched Kelly Financial Resources in Belgium.



Germany

Despite a challenging economy, Kelly took advantage of the growing demand for professional staffing in Germany with the introduction of Kelly Engineering Resources.



Singapore

With the largest market share in Singapore, Kelly has emerged as the industry leader in providing temporary staffing to the banking industry.

U.S. COMMERCIAL

Kelly Office Services
Kelly Marketing Services
Kelly Light Industrial Services
Kelly Electronic Assembly Services
Kelly Educational Staffing®
KellyConnect®
KellyDirect®
KellySelect®

PROFESSIONAL, TECHNICAL & STAFFING ALTERNATIVES

Professional & Technical

Kelly Scientific Resources®
Kelly Healthcare Resources®
Kelly Home Care Services™
Kelly Automotive Services Group™
Kelly Engineering Resources®
Kelly IT Resources®
Kelly Law Registry®
Kelly Financial Resources®
Kelly FedSecure™

Staffing Alternatives

Kelly Management Services®
Kelly Staff Leasing®
Kelly HR Consulting®
Kelly HR*first*®
Kelly Vendor Management Solutions™

INTERNATIONAL

KellyAssess
Kelly MultiHire

Board of Directors



Verne G. Istock
Retired Chairman/ President
Bank One Corporation

Maureen A. Fay, O.P., Ph.D.
President
University of Detroit Mercy

Terence E. Adderley
Chairman and Chief Executive Officer

Carl T. Camden
President and Chief Operating Officer

B. Joseph White
Professor of Business Administration
University of Michigan

Cedric V. Fricke
Professor Emeritus
University of Michigan-Dearborn

New Director Appointed

In February 2004, we welcomed Jane E. Dutton, professor of business administration at the University of Michigan, to our board of directors. Dr. Dutton is also a professor of psychology at Michigan, where her research focuses on how the quality of interpersonal connection in the workplace affects employee and organizational success.

A native of Hartford, Connecticut, Dutton holds a Ph.D. and Masters degree in organizational behavior from Northwestern University, and a B.A. from Colby College.



Jane E. Dutton
William Russell Kelly Professor of Business Administration
University of Michigan

Senior Officers

Terence E. Adderley
Chairman and
Chief Executive Officer

Carl T. Camden
President and
Chief Operating Officer

Michael L. Durik
Executive Vice President,
Human Resources

William K. Gerber
Executive Vice President and
Chief Financial Officer

Arlene G. Grimsley
Executive Vice President,
U.S. Commercial Staffing

James H. Bradley
Senior Vice President,
Administration

Joan M. Brancheau
Senior Vice President and
General Manager,
Strategic Customer Relations

George S. Corona
Senior Vice President and
Division General Manager

Allison M. Everett
Senior Vice President,
Information Technology

Carol J. Johnson
Senior Vice President,
Global Sales

Rolf E. Kleiner
Senior Vice President,
International

Michael S. Morrow
Senior Vice President,
Marketing

George M. Reardon
Senior Vice President
and General Counsel

Marc W. Rosenow
Senior Vice President,
Field Support

Larry J. Seyfarth
Senior Vice President,
Technical Services Group

James A. Tanchon
Senior Vice President,
Solutions Support Group

Bernard Tommasini
Senior Vice President and
Regional General Manager,
Western Europe

Dana M. Warren
Senior Vice President,
Service

Andrew R. Watt
Senior Vice President,
PTSA

Michael S. Webster
Senior Vice President and
Division General Manager

Officers

Leif Agnéus
Steven S. Armstrong
D. Craig Atkinson
Brian C. Ault
Christopher Bell
Thomas A. Bennett
Richard Binier
Paul A. Bordonaro
Alice M. Bowers
Barry L. Brown
Jane M. Brown
Jeanine E. Burgen
Eileen M. Candels
MaryAnn Carey
Thomas J. Catalano
David A. Charlip
Cheryl F. Courier
Michael E. Debs
Jacqueline B. Devin
John P. Drew
Sherry A. Drew
Shaun M. Fracassi
Sandra W. Galac
Jean-Claude Gallois
Sergio Gomez
Heidi L. Hanes
Matthew L. Harvill
Christine M. Hoebermann
Bonnie D. Huber
Thomas P. Huizenga
Matthew W. Igel
Charles G. Jackson
Venson J. Jennings
Christopher Kelly
Catherine J. King
Donald P. Kingston
Gregory J. Kohl
Gregory S. Kruger
Susan C. Laminack
Stig Lauvsland
Nicole M. Lewis
John W. Lichtenberg
Daniel T. Lis
Wilma I. Lopez
Robert J. Lyons
Thomas H. Manceor
Timothy G. McAward
Timothy T. McClain
James D. McIntire
Jody M. McLeod
Dane D. McSpedon
Jonathan D. Means
W. Edward Meisenheimer
Lisa R. Miller
Terrence T. Murphy
John J. O'Connor
Michael F. Orsini
Carolyn J. Palmer
Deborah L. Perrault
Carla A. Perrotta
Richard A. Piske
Matthew V. Piwowar
Antonina M. Ramsey
Nicholas F. Regaldi
Diane E. Reynolds
Marc J. Riou
Ingrid A. Roberts
Rodger J. Rooney
Diane E. Rubin-White
Lori L. Sakorafis
Virginia A. Scaduto
Aly A. Schambourg
Michelle C. Schorr
Lynn G. Schwartz
Teresa E. Setting
Dhirendra Shantilal
Debra S. Sheehan
Mark A. Siegal
Glenn L. Sorrie
Allen J. Sowers
J. Leon Stanek
Richard G. Struble
Kristin W. Supancich
Michael J. Tilley
Thomas L. Totte
Andrew P. Trestrail
Tami A. Troxell
Josefa Vidal
Barbara A. Wilson
Larry D. Worthen



SUMMARY FINANCIALS

Summary Financial Contents

Eleven Year Financial Summary 18
Summary Statements of Earnings 20
Summary Statements of Cash Flows. 21
Summary Balance Sheets 22
Summary Statements of Stockholders' Equity. 24
Report of Independent Auditors. 25
Selected Quarterly Financial Data (Unaudited). 26
Common Stock Price Information 27

Summary Annual Report

This is a summary annual report. Complete financial statements, including Management's Discussion and Analysis of Financial Condition and Results of Operations, and Notes to Financial Statements, are contained in Kelly Services' Annual Report on Form 10-K, available on our Company's website, www.kellyservices.com, or through our Investor Relations office. A copy of our Code of Business Conduct and Ethics is also available. Please see page 28 for contact information.

Forward-Looking Statements

Certain statements contained in this Summary Annual Report are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include statements that are predictive in nature; depend upon or refer to future events or conditions; or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations or negatives thereof, or by similar or comparable words or phrases. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, that may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company; and economic and market factors in the countries in which the Company does business, among other things. These statements are not guarantees of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, competitive market pressures including pricing, changing market and economic conditions, material changes in demand from large corporate customers, availability of temporary workers with appropriate skills required by customers, increases in wages paid to temporary workers, liabilities for client and employee actions, foreign currency fluctuations, changes in laws and regulations (including federal, state, and international tax laws), the Company's ability to effectively implement and manage its information technology programs, and the ability of the Company to successfully expand into new markets and service lines. Certain risk factors are discussed more fully in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

ELEVEN YEAR FINANCIAL SUMMARY

Kelly Services, Inc. and Subsidiaries

	Compound Annual Growth Rates [1] 10 Year	5 Year	1 Year	2003	2002
Operating Results (In millions of dollars)					
Revenue from services	8.3%	2.2%	6.6%	**$ 4,325.2**	$ 4,056.9
Cost of services	8.7	2.9	7.9	**3,628.5**	3,364.2
Gross profit	6.2	(1.0)	0.6	**696.6**	692.7
Selling, general and administrative expenses[5]	8.1	3.1	3.9	**687.9**	662.3
Earnings from operations	(18.0)	(42.6)	(71.3)	**8.7**	30.4
Interest (expense) income, net	N/A	N/A	N/A	**(0.1)**	0.4
Earnings before taxes	(19.0)	(43.0)	(71.8)	**8.7**	30.8
Income taxes	(18.1)	(43.0)	(70.9)	**3.6**	12.2
Net earnings	(19.5)	(43.0)	(72.5)	**5.1**	18.6
Dividends	(5.1)	(16.2)	(1.0)	**14.1**	14.3
Summary of total taxes [3]	7.7	0.4	7.9	**423.8**	392.7
Financial Position (In millions of dollars)					
Current assets	6.0%	2.8%	10.1%	**$ 791.7**	$ 719.4
Current liabilities	13.6	3.9	13.7	**417.3**	367.2
Working capital	1.4	1.5	6.3	**374.4**	352.2
Net property and equipment	10.7	5.1	(7.0)	**188.1**	202.3
Total assets	7.7	3.4	6.1	**1,137.7**	1,072.1
Stockholders' equity	4.7	2.7	(0.9)	**613.6**	619.1
Capital expenditures	6.5	(12.5)	(9.5)	**30.2**	33.4
Depreciation and amortization	10.5	10.6	5.2	**47.8**	45.4
Goodwill amortization [6]	N/A	N/A	N/A	**0.0**	0.0
Common Stock Data [4]					
Earnings per share					
Basic	(19.2)%	(42.6)%	(73.1)%	**$ .14**	$ .52
Diluted	(19.2)	(42.5)	(73.1)	**.14**	.52
Dividends per share: Classes A and B	(4.4)	(15.2)	0.0	**.40**	.40
Stockholders' equity (book value) per share	5.6	3.3	1.3	**17.65**	17.42
Stock price per share: Class A at year end	(0.1)	(2.8)	11.3	**27.52**	24.72
Number of common shares outstanding at year end (thousands)				**34,772**	35,529
Average number of shares outstanding (thousands)					
Basic				**35,289**	35,724
Diluted				**35,355**	35,900
Stock splits				**—**	—
Financial Ratios [1]					
Return on revenues				**0.1%**	0.5%
Return on average assets				**0.5%**	1.8%
Return on average stockholders' equity				**0.8%**	3.0%
Effective tax rate				**41.0%**	39.6%
Current assets to current liabilities (current ratio)				**1.9**	2.0
Price earnings ratio at year end				**196.6**	47.5

(1) Growth rates and financial ratios calculated based on data rounded to thousands.
(2) Fiscal year included 53 weeks.
(3) Consists of payroll taxes and federal, state, and local taxes.
(4) Shares consist of Class A and B common stock adjusted for all stock splits.
(5) For 1999, 1998 and 1997, includes Year 2000 expenses of $11 million, $8 million and $1 million, respectively.
(6) Goodwill amortization amounts are also included in the depreciation and amortization line item above.
Note: Certain prior year amounts have been reclassified to conform with the current presentation.

2001	2000	1999	1998[2]	1997	1996	1995	1994	1993
$ 4,005.9	$ 4,250.7	$ 4,076.3	$ 3,882.0	$ 3,625.2	$ 3,115.4	$ 2,586.7	$ 2,273.3	$ 1,954.5
3,308.0	3,458.4	3,310.3	3,150.7	2,943.8	2,502.6	2,045.3	1,810.3	1,573.8
697.9	792.3	766.0	731.3	681.3	612.8	541.4	463.0	380.7
669.9	655.2	622.1	590.7	545.5	491.8	435.1	370.9	316.8
28.0	137.1	143.9	140.6	135.8	121.0	106.3	92.1	63.9
(0.4)	(0.4)	(0.2)	3.0	1.2	1.9	7.0	6.4	7.0
27.6	145.3	143.7	143.6	137.0	122.9	113.3	98.5	70.9
11.0	58.1	58.6	58.9	56.2	49.9	43.8	37.4	26.3
16.5	87.2	85.1	84.7	80.8	73.0	69.5	61.1	44.6
30.4	35.3	34.0	34.2	33.2	31.6	29.6	26.6	23.8
385.3	445.8	421.1	416.2	388.2	339.7	283.5	246.4	202.4
$ 670.2	$ 721.1	$ 706.3	$ 690.9	$ 745.8	$ 640.4	$ 544.9	$ 515.1	$ 441.3
348.2	384.8	361.6	344.1	334.8	262.0	191.1	163.2	116.1
322.0	336.2	344.7	346.8	411.0	378.4	353.8	351.9	325.2
212.0	201.1	187.0	146.4	112.7	97.7	84.4	70.2	68.3
1,039.4	1,089.6	1,033.7	964.2	967.2	838.9	718.7	642.4	542.1
607.2	623.5	582.4	537.8	559.8	516.9	476.1	431.5	386.2
42.5	54.2	76.7	59.1	39.7	36.5	34.0	18.4	16.1
44.4	39.5	36.2	28.9	28.3	26.1	22.7	19.1	17.5
2.7	2.0	1.8	1.5	1.5	1.1	0.9	0.7	0.4
$ .46	$ 2.44	$ 2.37	$ 2.24	$ 2.12	$ 1.92	$ 1.83	$ 1.61	$ 1.18
.46	2.43	2.36	2.23	2.12	1.91	1.83	1.61	1.18
.85	.99	.95	.91	.87	.83	.78	.70	.63
16.93	17.45	16.23	15.02	14.67	13.58	12.52	11.37	10.23
22.06	23.63	25.13	31.75	29.25	27.50	27.75	27.50	27.75
35,868	35,739	35,874	35,807	38,163	38,059	38,015	37,963	37,755
35,829	35,721	35,854	37,745	38,099	38,043	37,993	37,956	37,728
35,930	35,843	36,030	37,945	38,191	38,133	38,057	38,005	37,761
—	—	—	—	—	—	—	—	5 for 4
0.4%	2.1%	2.1%	2.2%	2.2%	2.3%	2.7%	2.7%	2.3%
1.6%	8.2%	8.5%	8.8%	8.9%	9.4%	10.2%	10.3%	8.6%
2.7%	14.5%	15.2%	15.4%	15.0%	14.7%	15.3%	14.9%	11.8%
40.0%	40.0%	40.8%	41.0%	41.0%	40.6%	38.7%	38.0%	37.1%
1.9	1.9	2.0	2.0	2.2	2.4	2.9	3.2	3.8
48.0	9.7	10.6	14.2	13.8	14.4	15.2	17.1	23.5

Summary Statements of Earnings

Kelly Services, Inc. and Subsidiaries

	2003	2002	2001
	(In thousands of dollars except per share items)		
Revenue from services	**$ 4,325,155**	$ 4,056,945	$ 4,005,878
Cost of services	**3,628,524**	3,364,219	3,308,023
Gross profit	**696,631**	692,726	697,855
Selling, general and administrative expenses	**687,894**	662,334	669,888
Earnings from operations	**8,737**	30,392	27,967
Interest (expense) income, net	**(77)**	362	(381)
Earnings before taxes	**8,660**	30,754	27,586
Income taxes	**3,550**	12,185	11,037
Net earnings	**$ 5,110**	$ 18,569	$ 16,549
Basic earnings per share	**$ .14**	$ .52	$ .46
Diluted earnings per share	**$ .14**	$ .52	$ .46
Dividends per share	**$ .40**	$ .40	$ .85
Average shares outstanding (thousands):			
Basic	**35,289**	35,724	35,829
Diluted	**35,355**	35,900	35,930

Notes to Financial Statements can be found in the Company's 2003 Form 10-K.

Effective in 2002, the Company adopted Statement of Financial Accounting Standards No.142 "Goodwill and Other Intangible Assets" and, accordingly, eliminated the amortization of goodwill. Goodwill amortization was $2.7 million in 2001, and is included in selling, general and administrative expenses. Net income, adjusted for the elimination of goodwill amortization, would have been $18.6 million in 2001.

Summary Statements of Cash Flows

Kelly Services, Inc. and Subsidiaries

	2003	2002	2001
		(In thousands of dollars)	
Cash flows from operating activities			
Net earnings	**$ 5,110**	$ 18,569	$ 16,549
Noncash adjustments:			
Depreciation and amortization	**47,795**	45,428	44,396
Deferred income taxes	**2,936**	6,590	(242)
Changes in operating assets and liabilities	**(25,248)**	19,019	84,522
Net cash from operating activities	**30,593**	89,606	145,225
Cash flows from investing activities			
Capital expenditures	**(30,222)**	(33,406)	(42,525)
Short-term investments	**142**	31	1,764
(Increase) decrease in other assets	**(2,487)**	(3,476)	3,645
Acquisition of building	—	—	(11,783)
Acquisition of companies	—	—	(192)
Net cash from investing activities	**(32,567)**	(36,851)	(49,091)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings	**10,280**	(11,723)	(24,900)
Dividend payments	**(14,143)**	(14,293)	(30,408)
Exercise of stock options and other	**3,865**	991	139
Purchase of treasury stock	**(26,149)**	(13,216)	(64)
Net cash from financing activities	**(26,147)**	(38,241)	(55,233)
Effect of exchange rates on cash and equivalents	**3,563**	2,961	(758)
Net change in cash and equivalents	**(24,558)**	17,475	40,143
Cash and equivalents at beginning of year	**100,936**	83,461	43,318
Cash and equivalents at end of year	**$ 76,378**	$ 100,936	$ 83,461

Notes to Financial Statements can be found in the Company's 2003 Form 10-K.

Summary Balance Sheets

Kelly Services, Inc. and Subsidiaries

ASSETS	**2003**	2002	2001
		(In thousands of dollars)	
Current Assets			
Cash and equivalents	**$ 76,378**	$ 100,936	$ 83,461
Short-term investments	**457**	599	630
Accounts receivable, less allowances of $14,983, $12,533 and $12,105 respectively	**658,090**	567,517	539,692
Prepaid expenses and other current assets	**31,784**	26,387	24,950
Deferred taxes	**24,962**	23,916	21,469
Total current assets	**791,671**	719,355	670,202
Property and Equipment			
Land and buildings	**57,543**	57,111	56,639
Equipment, furniture and leasehold improvements	**302,938**	295,536	275,063
Accumulated depreciation	**(172,359)**	(150,315)	(119,729)
Net property and equipment	**188,122**	202,332	211,973
Noncurrent Deferred Taxes	**14,606**	21,065	31,415
Goodwill, Net	**85,788**	80,260	73,643
Other Assets	**57,550**	49,121	52,148
Total Assets	**$ 1,137,737**	$ 1,072,133	$ 1,039,381

Notes to Financial Statements can be found in the Company's 2003 Form 10-K.

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2001
		(In thousands of dollars)	
Current Liabilities			
Short-term borrowings	**$ 39,190**	$ 24,770	$ 32,939
Accounts payable	**92,265**	85,310	88,217
Payroll and related taxes	**200,503**	181,585	154,813
Accrued insurance	**36,016**	27,912	24,071
Income and other taxes	**49,342**	47,617	48,149
Total current liabilities	**417,316**	367,194	348,189
Noncurrent Liabilities			
Accrued insurance	**58,763**	45,540	39,273
Accrued retirement benefits	**48,025**	40,335	44,764
Total noncurrent liabilities	**106,788**	85,875	84,037
Stockholders' Equity			
Capital stock, $1.00 par value			
Class A common stock, shares issued 36,619,148 at 2003, 36,619,148 at 2002 and 36,609,078 at 2001	**36,619**	36,619	36,609
Class B common stock, shares issued 3,496,718 at 2003, 3,496,718 at 2002 and 3,506,788 at 2001	**3,497**	3,497	3,507
Treasury stock, at cost			
Class A common stock, 5,319,995 shares at 2003, 4,567,975 shares at 2002 and 4,232,542 at 2001	**(112,535)**	(91,648)	(81,721)
Class B common stock, 23,475 shares at 2003, 18,875 shares at 2002 and 15,675 at 2001	**(623)**	(511)	(435)
Paid-in capital	**19,096**	17,902	17,035
Earnings invested in the business	**656,726**	665,759	661,483
Accumulated foreign currency adjustments	**10,853**	(12,554)	(29,323)
Total stockholders' equity	**613,633**	619,064	607,155
Total Liabilities and Stockholders' Equity	**$ 1,137,737**	$ 1,072,133	$ 1,039,381

Summary Statements of Stockholders' Equity

Kelly Services, Inc. and Subsidiaries

	2003	2002	2001
		(In thousands of dollars)	
Capital Stock			
Class A common stock			
Balance at beginning of year	**$ 36,619**	$ 36,609	$ 36,609
Conversions from Class B	—	10	—
Balance at end of year	**36,619**	36,619	36,609
Class B common stock			
Balance at beginning of year	**3,497**	3,507	3,507
Conversions to Class A	—	(10)	—
Balance at end of year	**3,497**	3,497	3,507
Treasury Stock			
Class A common stock			
Balance at beginning of year	**(91,648)**	(81,721)	(84,251)
Exercise of stock options, restricted stock awards and other	**5,150**	2,381	1,609
Treasury stock issued for acquisitions	—	832	921
Purchase of treasury stock	**(26,037)**	(13,140)	—
Balance at end of year	**(112,535)**	(91,648)	(81,721)
Class B common stock			
Balance at beginning of year	**(511)**	(435)	(371)
Purchase of treasury stock	**(112)**	(76)	(64)
Balance at end of year	**(623)**	(511)	(435)
Paid-in Capital			
Balance at beginning of year	**17,902**	17,035	16,371
Exercise of stock options, restricted stock awards and other	**1,194**	699	453
Treasury stock issued for acquisitions	—	168	211
Balance at end of year	**19,096**	17,902	17,035
Earnings Invested in the Business			
Balance at beginning of year	**665,759**	661,483	675,388
Net earnings	**5,110**	18,569	16,549
Dividends	**(14,143)**	(14,293)	(30,454)
Balance at end of year	**656,726**	665,759	661,483
Accumulated Foreign Currency Adjustments			
Balance at beginning of year	**(12,554)**	(29,323)	(23,784)
Equity adjustment for foreign currency	**23,407**	16,769	(5,539)
Balance at end of year	**10,853**	(12,554)	(29,323)
Stockholders' Equity at End of Year	**$ 613,633**	$ 619,064	$ 607,155
Comprehensive Income			
Net earnings	**$ 5,110**	$ 18,569	$ 16,549
Other comprehensive income - Foreign currency adjustments	**23,407**	16,769	(5,539)
Comprehensive income	**$ 28,517**	$ 35,338	$ 11,010

Notes to Financial Statements can be found in the Company's 2003 Form 10-K.

Report of Independent Auditors

To the Stockholders and Board of Directors of Kelly Services, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Kelly Services, Inc. and its subsidiaries as of December 28, 2003, December 29, 2002 and December 30, 2001, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three years then ended (not presented herein) appearing in the Company's Annual Report on Form 10-K; and in our report dated January 20, 2004, we expressed an unqualified opinion on those consolidated financial statements. In this report, reference was made to the Company's change in the manner in which it accounts for goodwill and other intangible assets as of December 31, 2001.

In our opinion, the information set forth in the accompanying summary consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
January 20, 2004

Selected Quarterly Financial Data (Unaudited)

Kelly Services, Inc. and Subsidiaries

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(In thousands of dollars except per share items)				
Revenue from services [1]					
2003	**$ 1,003,397**	**$ 1,059,517**	**$ 1,097,268**	**$ 1,164,973**	**$ 4,325,155**
2002	936,613	1,014,841	1,057,290	1,048,201	4,056,945
2001	1,030,328	1,006,418	1,000,476	968,656	4,005,878
Cost of services [1]					
2003	**837,845**	**887,113**	**924,661**	**978,905**	**3,628,524**
2002	777,653	844,625	875,028	866,913	3,364,219
2001	848,954	828,099	828,755	802,215	3,308,023
Selling, general and administrative expenses					
2003	**165,162**	**169,955**	**169,898**	**182,879**	**687,894**
2002	157,774	163,741	171,547	169,272	662,334
2001	173,199	167,448	163,975	165,266	669,888
Net earnings					
2003	**310**	**1,484**	**1,504**	**1,812**	**5,110**
2002	796	3,935	6,505	7,333	18,569
2001	4,800	6,460	4,566	723	16,549
Basic earnings per share [2]					
2003	**.01**	**.04**	**.04**	**.05**	**.14**
2002	.02	.11	.18	.21	.52
2001	.13	.18	.13	.02	.46
Diluted earnings per share [2]					
2003	**.01**	**.04**	**.04**	**.05**	**.14**
2002	.02	.11	.18	.21	.52
2001	.13	.18	.13	.02	.46
Dividends per share					
2003	**.10**	**.10**	**.10**	**.10**	**.40**
2002	.10	.10	.10	.10	.40
2001	.25	.25	.25	.10	.85

(1) As discussed in Note 1 to the financial statements, the Company changed its method of reporting revenue for Kelly Staff Leasing. This change did not impact gross profit or net earnings. Revenue from services and cost of services adjustments for the first, second, third and fourth quarters of 2002 were $63.4 million, $62.1 million, $65.4 million and $75.6 million, respectively. Revenue from services and cost of services adjustments for the first, second, third and fourth quarters of 2001 were $56.9 million, $59.8 million, $65.9 million and $68.4 million, respectively. Notes to Financial Statements can be found in the Company's 2003 Form 10-K.

(2) Earnings per share amounts for each quarter are required to be computed independently and may not equal the amounts computed for the total year.

Common Stock Price Information

Kelly Services, Inc. and Subsidiaries

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2003					
Class A common					
High	$ 25.64	$ 25.90	$ 27.26	$ 29.70	$ 29.70
Low	19.01	21.31	23.30	24.20	19.01
Final	22.00	24.60	25.27	27.52	27.52
Class B common					
High	26.41	26.35	27.49	29.63	29.63
Low	19.68	21.87	24.04	25.75	19.68
Final	22.48	25.01	26.31	27.92	27.92
2002					
Class A common					
High	28.68	29.50	27.37	25.75	29.50
Low	21.33	23.60	19.80	17.86	17.86
Final	28.23	27.01	21.84	24.72	24.72
Class B common					
High	27.00	28.78	27.89	26.99	28.78
Low	21.00	23.50	20.50	18.90	18.90
Final	27.00	23.50	20.70	25.75	25.75
2001					
Class A common					
High	29.25	26.00	27.09	24.70	29.25
Low	18.50	21.90	17.85	18.34	17.85
Final	23.58	24.25	20.20	22.06	22.06
Class B common					
High	29.00	26.00	24.00	23.00	29.00
Low	24.56	21.00	19.25	19.67	19.25
Final	27.00	22.00	21.99	21.00	21.00

Stockholders' Information

Kelly Services, Inc.
Corporate Headquarters
999 West Big Beaver Road
Troy, Michigan 48084-4782
U.S.A.
(248) 362-4444
www.kellyservices.com

Investor Relations Contact
James M. Polehna
Director, Investor Relations
Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084-4782
U.S.A.
(248) 244-4586

Annual Meeting
The Annual Meeting of Stockholders will be held on April 27, 2004, at 11:00 a.m. Eastern Daylight Time, at the Corporate Headquarters of the Company. All stockholders are invited to attend.

Stock Transfer Agent & Registrar
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606-3315

For assistance with transfers of stock to another name, lost or destroyed stock certificates, lost dividend checks, direct deposit of dividends, consolidation of accounts or changes of address, please contact Mellon at:

Toll Free (U.S. and Canada):	(866) 249-2607
TDD for Hearing Impaired:	(800) 231-5469
Foreign Stockholders:	(201) 329-8660
TDD Foreign Stockholders:	(201) 329-8354

You may also visit their website, www.melloninvestor.com, or contact Kelly's director of Investor Relations.

Independent Accountants
PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243-1507

Financial Reports for Stockholders
Stockholders, security analysts, and interested investors may obtain additional copies of this summary annual report, the Company's quarterly reports, the Company's Annual Report to the Securities and Exchange Commission on Form 10-K, and copies of the Company's Code of Business Conduct and Ethics, without charge, by addressing requests to the director of Investor Relations. This information can also be found at the Kelly Services website.

Dividend Reinvestment
and Direct Stock Purchase Plan
Registered stockholders can purchase additional shares of Kelly's Class A common stock through Kelly's Dividend Reinvestment and Direct Stock Purchase Plan. Initial purchases of Kelly's Class A common stock can also be made through this Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, direct cash investments, and safekeeping of stock certificates. For more information about this service, visit our website: www.kellyservices.com and select *Investor Relations* or contact Investor Relations at Kelly.

Stock Listings
Kelly Services Class A and Class B common stock trade on the Nasdaq Stock Market^{SM} under the symbols: KELYA and KELYB.

Recycled Recyclable

KELLY SERVICES

2003 FORM 10-K


STAFFING THE WORLD

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 28, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from --------------- to ---------------

Commission file number 0-1088

KELLY SERVICES, INC.

(Exact Name of Registrant as specified in its Charter)

Delaware	38-1510762
(State of Incorporation)	(IRS Employer Identification Number)
999 West Big Beaver Road, Troy, Michigan	48084
(Address of Principal Executive Office)	(Zip Code)

(248) 362-4444

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common	NASDAQ/NMS
Class B Common	NASDAQ/NMS

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No[ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $488,390,236.

Registrant had 31,381,082 shares of Class A and 3,472,598 of Class B common stock, par value $1.00, outstanding as of February 6, 2004.

Documents Incorporated by Reference

The proxy statement of the registrant with respect to its 2004 Annual Meeting of Stockholders is incorporated by reference in Part III.

Dated: February 18, 2004

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

History and Development of Business

Kelly Services, Inc. ("Kelly" or the "Company"), a successor to the business established by William R. Kelly in 1946, was incorporated under the laws of Delaware on August 27, 1952. Founded as a temporary staffing company, we have been engaged in providing staffing services to customers in a variety of industries throughout our 57-year history.

Kelly operates 2,500 company-owned offices, both stand-alone and customer on-site, in 26 countries throughout the world. Each office provides a specific mix of services from one or more of our divisions and subsidiaries, according to market demand. We serve a cross-section of customers from industry, commerce, government and various professions. Our clients include some of the largest corporations in the world and successful niche businesses.

Kelly's history has been marked by strategic growth and global expansion. This growth into new geographic areas, as well as business and service lines, has been achieved through both internally developed start-up operations and outside acquisitions of existing companies. When considering acquisitions, we seek out companies with strong leadership, a team-based culture and shared business values in locations that demonstrate demand for quality staffing services.

Over the years, Kelly has developed a number of specialized staffing services in response to our changing global markets, new economies, and advances in workplace technology. We have also designed many assessment, training, placement and evaluation systems that ensure Kelly's temporary staff meet the needs of our diverse client base.

We are headquartered in Troy, Michigan, U.S.A.

Geographic Breadth of Services

We provide temporary staffing services to a diversified group of customers through offices located in major cities throughout North America (the U.S., Canada, Puerto Rico and Mexico); Europe (Belgium, Denmark, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom); and the Asia-Pacific region (Australia, Hong Kong, India, Indonesia, Malaysia, New Zealand, the Philippines, Singapore and Thailand).

Description of Business Segments

Kelly's operations are divided into three principal business segments: ***U.S. Commercial Staffing; Professional, Technical and Staffing Alternatives (PTSA); and International.***

U.S. Commercial Staffing

Kelly's *U.S. Commercial Staffing* segment includes: *Kelly Office Services*, offering trained employees who work in word processing and data entry, and as administrative support staff; *KellyConnect*, providing staff for call centers, technical support hotlines and telemarketing units; *Kelly Educational Staffing*, the first nationwide program supplying qualified substitute teachers; *Kelly Merchandising Services*, including support staff for seminars, sales and trade shows; *Kelly Electronic Assembly Services*, providing technicians to serve the automotive, aerospace and pharmaceutical industries; *Kelly Light Industrial Services*, placing staff experienced in facilities management, materials handling and more; *KellySelect*, a temporary-to-fulltime service that gives customers and temporary staff an opportunity to try out and evaluate before making a fulltime employment decision; and *KellyDirect*, a permanent placement service delivery process used across all business units in the U.S.

Professional, Technical and Staffing Alternatives (PTSA)

Our PTSA segment is comprised of the Professional and Technical Staffing group and the Staffing Alternatives group. Professional and Technical Staffing consists of a number of industry-specific services including: *Kelly Scientific Resources*, providing entry-level to Ph.D. employees to fill positions requiring expertise in biology, chemistry, geology, biochemistry and physics; *Kelly Healthcare Resources*, providing a variety of professionals to work in hospitals, ambulatory care centers, HMOs and other health insurance companies; *Kelly Home Care Services*, supplying families with nurses, home health aides and caregivers; *Kelly Financial Resources*, serving the needs of corporate finance departments, accounting firms and financial institutions with professional and support personnel; *Kelly Law Registry*, placing attorneys and paralegals at more than 1,400 major corporations and law firms across the country; *Kelly IT Resources*, providing information technology specialists, website developers and other support staff; *Kelly Automotive Services Group*, supporting the auto industry since 1946, this segment places staff at all levels—from engineers to systems analysts; *Kelly Engineering Resources*, supplying chemical, electrical, mechanical, aerospace and petrochemical engineers to industries around the world; and *Kelly FedSecure*, placing professionals across all skills in jobs requiring security clearances, primarily to government contractors.

Our Staffing Alternatives group includes: *Kelly Staff Leasing*, which allows customers to transfer the benefits and payroll administration of employees to us; *Kelly Management Services*, our outsourcing business that provides operational management of entire departments or business functions; *Kelly Vendor Management Solutions*, supplying clients with an array of suppliers who provide professional, technical or commercial staffing; *HRfirst*, a recruitment consulting business; and *Kelly HR Consulting*, helping clients with strategic staffing, training, compensation and benefits.

International

In addition to providing commercial, professional and technical staffing, our *International* segment meets the specific needs of global customers with these programs: *KellyAssess*, providing personnel assessment techniques for selection, promotion and performance management; *Kelly MultiHire*, our recruiting and human resources services and *KellyConnect*, our global call center service.

Financial information regarding Kelly's industry segments is included in Part II, Item 8 of this filing.

Business Strategy

Kelly's temporary staffing services are designed to help our customers meet a variety of human resource needs in a flexible, efficient, cost-effective manner. Typically, customers turn to Kelly to staff up during peak workloads caused by predictable factors such as inventories, special projects or vacations; and non-predictable periods resulting from illness, emergency or rapidly changing economic conditions.

Our services offer customers a number of advantages. Because we handle advertising, screening, interviewing, testing and training, clients are spared considerable expense. And, because customers pay an hourly rate based on the hours of service of a specific employee, record keeping and overhead are eliminated.

Business Operations

Service Marks

Kelly owns numerous service marks that are registered with the United States Patent and Trademark Office, the European Union Community Trademark Office and numerous individual country trademark offices.

Seasonal Implications

Kelly's quarterly operating results are affected by the seasonality of our customers' businesses. Demand for our services historically has been lower during the first and fourth quarters as a result of holidays, and typically begins to increase during the second and third quarters of the following year.

Working Capital

We believe there are no unusual or special working capital requirements in the staffing service industry.

Customers

We are not dependent on any single customer, or a limited segment of customers. Our largest single customer accounted for approximately 6% of the total sales in 2003.

Government Contracts

Although Kelly conducts business under various government contracts, that portion of our business is not significant.

Competition

The worldwide temporary staffing services industry is very competitive and highly fragmented, with limited barriers for entry into the market. Kelly is considered to be a pioneer in the staffing industry and is one of the largest global suppliers of staffing services, competing in global, national, regional and local markets.

In the United States, approximately 100 national competitors operate; and more than 20,000 smaller organizations compete in varying degrees at local levels. Several similar companies—global, national, and local—compete in foreign markets. In 2003, Kelly's largest competitors were Adecco, S.A., Manpower, Inc., Randstad Holding N.V., Vedior N.V., Spherion Corporation and CDI Corporation.

Key factors that influence success in our industry include geographic coverage, breadth of service, quality of service and price.

Geographic presence is of utmost importance, as temporary employees are generally unwilling to travel great distances for assignment, and customers prefer working with companies in their local market. Breadth of service has become more critical as customers seek "one-stop shopping" for all their staffing needs.

Quality of service, another factor, is highly dependent on the availability of qualified, competent temporary employees, and Kelly's ability to recruit, screen, train, retain and manage a pool of employees who match the skills required by particular customers. Conversely, during an economic downturn, Kelly must balance competitive pricing pressures with the need to retain a qualified workforce.

Price competition in the staffing industry is intense—particularly for office clerical and light industrial personnel—and pricing pressure from customers and competitors continues to be significant.

In summary, Kelly expects that the level of competition will continue to remain high in the foreseeable future—a factor that could limit our ability to increase or maintain our market share and profitability.

Environmental Concerns

Because we are involved in a service business, Kelly is not materially impacted by federal, state or local laws that regulate the discharge of materials into the environment.

Employees

We employ approximately 1,300 people at our corporate headquarters in Troy, Michigan, and approximately 6,600 staff at company-owned branch offices throughout the world. In 2003, we placed nearly 700,000 temporary employees.

Although our services may be provided in customer's facilities, Kelly remains the employer of our temporary employees, with responsibility for their assignment and reassignment. As an employer, Kelly is therefore responsible for paying Social Security, Medicare and disability taxes, workers' compensation, unemployment compensation taxes and their equivalents outside the United States, as well as administering employee payroll deductions for Social Security, Medicare and income taxes.

Foreign Operations

For information regarding sales, earnings from operations and long-lived assets by domestic and foreign operations, please refer to the information presented in the Segment Disclosures note to our consolidated financial statements, presented in Part II, Item 8 of this report.

Risk Factors

Highly Competitive Markets

The worldwide staffing services market is highly competitive with limited barriers to entry. Kelly competes in global, national, regional and local markets with full-service and specialized temporary staffing companies. In addition to Kelly, several competitors, including Adecco, Manpower, Randstad, Vedior, Spherion and CDI have very substantial marketing and financial resources. Price competition in the staffing industry is significant, particularly for the provision of office clerical and light industrial personnel, and pricing pressures from competitors and customers are increasing. Kelly expects that the level of competition will remain high in the future, which could limit Kelly's ability to maintain or increase its market share or profitability.

Fluctuations in General Economic Conditions

Demand for staffing services is significantly affected by the general level of economic activity and unemployment in the United States and foreign countries in which we operate. When economic activity increases, temporary employees are often added before full-time employees are hired. However, as economic activity slows, many companies reduce their use of temporary employees before laying off full-time employees. In addition, Kelly may experience more competitive pricing pressure during such periods of economic downturn. Therefore, any significant economic downturn could have a material adverse impact on Kelly's profitability.

Ability to Attract and Retain Qualified Candidates

Kelly depends upon its ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. Kelly must continually evaluate its base of available qualified personnel to keep pace with changing client needs. Competition for individuals with proven professional skills is constant, and demand for such individuals is expected to remain very strong for the foreseeable future. There is always uncertainty whether qualified personnel will continue to be available to Kelly in sufficient numbers and on terms of employment acceptable to Kelly.

Liabilities for Client and Employee Actions

Temporary staffing services providers employ and assign people generally in the workplace of other businesses. Attendant risks of such activities include possible claims of discrimination and harassment, employment of illegal aliens, violations of wage and hour requirements and errors and omissions of its temporary employees, particularly for the actions of professionals (e.g., attorneys, accountants and scientists). Misuse of client proprietary information, misappropriation of funds, other criminal activity and other similar claims are also attendant risks.

Kelly has policies and guidelines in place to help reduce its exposure to these risks and has purchased insurance policies against certain risks in amounts that it believes to be adequate. Although Kelly historically has not had any material losses resulting from these risks, there can be no assurance that Kelly will not experience such losses in the future or that Kelly's insurance will remain available on reasonable terms or be sufficient in amount or scope to cover any such liability.

Highly Dependent on Key Management

Kelly is highly dependent on its management. Kelly believes that its success has depended to a significant extent upon the efforts and abilities of its Chairman and Chief Executive Officer, Terence E. Adderley, and certain other key executives. The loss of the services of Mr. Adderley or any of the other key executives could have a material adverse effect upon the Company.

Government Regulations

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of new or additional benefit, licensing or tax requirements that may reduce Kelly's future earnings. Such legislative or regulatory changes could include, among others, the prohibition or restriction of certain types of employment services or the imposition of new or additional benefit, licensing or tax requirements with respect to the provision of employment services. There can be no assurance that Kelly will be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs as a result of any of the foregoing.

Foreign Currency Fluctuations

Kelly's operations are conducted in 25 countries outside the U.S. and Kelly's local operations are reported in the applicable foreign currencies and then translated into U.S. dollars at the applicable foreign currency exchange rates for inclusion in Kelly's consolidated financial statements. Exchange rates for currencies of these countries may fluctuate in relation to the U.S. dollar and such fluctuations may have an adverse or favorable effect on Kelly's operating results when translating foreign currency into U.S. dollars.

Stock Price Fluctuations

Our stock price can fluctuate as a result of a variety of factors, including factors listed in these "Risk Factors," many of which are beyond our control. These factors include actual or anticipated variations in our quarterly operating results; announcements of new services by us or our competitors; announcements relating to strategic relationships or acquisitions; changes in financial estimates by securities analysts; and changes in general economic conditions. Because of this, we may fail to meet the expectations of our shareholders or of securities analysts, and our stock price could fluctuate as a result.

Concentration of Ownership

Terence E. Adderley, our Chairman and Chief Executive Officer, and certain trusts with respect to which he acts as trustee or co-trustee, control approximately 92.5% of our outstanding Class B common stock, our only class of stock entitled to voting rights. Mr. Adderley is therefore able to exercise voting control of the Company with respect to matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

Access to Company Information

Kelly Services electronically files the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission (SEC). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Kelly makes available, free of charge, through its website, and by responding to requests addressed to our director of investor relations, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports. These reports are available as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Kelly's website address is: "http://www.kellyservices.com". The information contained on our website, or on other websites linked to our website, is not part of this document.

ITEM 2. PROPERTIES.

Kelly Services owns its headquarters in Troy, Michigan, where corporate, subsidiary and divisional offices are currently located. We purchased the original headquarters building in 1977 and have expanded our operations into additional buildings purchased in 1991, 1997 and 2001.

The combined usable floor space in our Troy complex is approximately 350,000 square feet, and an additional 63,000 square feet nearby is leased. Kelly's buildings are in good condition and are currently adequate for their intended purpose and use. Our company owns undeveloped land in Troy and Northern Oakland County, Michigan, for possible future expansion.

Branch office business is conducted in leased premises and a majority of our leases are for fixed terms, generally five years in the U.S. and 5-10 years outside the U.S. Kelly owns virtually all of its office furniture and the equipment used in corporate headquarters and branch offices.

ITEM 3. LEGAL PROCEEDINGS.

The Company is involved in various legal proceedings occurring in the normal course of its business. In the opinion of the Company's management, adequate provision has been made for losses that are likely to result from these proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of security holders in the fourth quarter of 2003.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Kelly's stock is traded on the NASDAQ National Market System (NMS). The high and low selling prices for the Class A common stock and Class B common stock as quoted by the National Association of Securities Dealers, Inc. and the dividends paid on the common stock for each quarterly period in the last two fiscal years are reported below:

	Per share amounts (in dollars)				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2003					
Class A common					
High	$ 25.64	$ 25.90	$ 27.26	$ 29.70	$ 29.70
Low	19.01	21.31	23.30	24.20	19.01
Class B common					
High	26.41	26.35	27.49	29.63	29.63
Low	19.68	21.87	24.04	25.75	19.68
Dividends	.10	.10	.10	.10	.40
2002					
Class A common					
High	$ 28.68	$ 29.50	$ 27.37	$ 25.75	$ 29.50
Low	21.33	23.60	19.80	17.86	17.86
Class B common					
High	27.00	28.78	27.89	26.99	28.78
Low	21.00	23.50	20.50	18.90	18.90
Dividends	.10	.10	.10	.10	.40

The number of holders of record and individual participants of the Class A and Class B common stock of the Company were 5,330 and 548, respectively, as of February 6, 2004.

ITEM 6. SELECTED FINANCIAL DATA.

The following table summarizes selected financial information of Kelly Services, Inc. and its subsidiaries for each of the most recent six fiscal years. This table should be read in conjunction with other financial information of the registrant including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements included elsewhere herein.

(In millions except per share amounts)	2003	2002	2001	2000	1999	(1) 1998
Revenue from services (2)	$4,325.2	$4,056.9	$4,005.9	$4,250.7	$4,076.3	$3,882.0
Earnings before taxes (3)	8.7	30.8	27.6	145.3	143.7	143.6
Net earnings	5.1	18.6	16.5	87.2	85.1	84.7
Per share data:						
Basic earnings per share	0.14	0.52	0.46	2.44	2.37	2.24
Diluted earnings per share	0.14	0.52	0.46	2.43	2.36	2.23
Dividends per share						
Classes A and B common	0.40	0.40	0.85	0.99	0.95	0.91
Working capital	374.4	352.2	322.0	336.2	344.7	346.8
Total assets	1,137.7	1,072.1	1,039.4	1,089.6	1,033.7	964.2

(1) Fiscal year included 53 weeks.

(2) As discussed in Note 1 to the financial statements, beginning in 2003, the Company changed its method of reporting revenue for its Kelly Staff Leasing subsidiary. As a result, KSL worksite employee payroll costs were excluded from both revenue from services and cost of services, with no impact on gross profit or net earnings. Revenue from services and cost of services were reclassified for all prior periods for comparability. The effect of this change was to reduce revenue from services and cost of services as follows: $266.5 million in 2002, $251.0 million in 2001, $236.6 million in 2000, $192.8 million in 1999 and $210.2 million in 1998.

(3) As discussed in Note 4 to the financial statements, the Company eliminated goodwill amortization beginning in 2002. Goodwill amortization included in earnings before taxes was $2.7 million in 2001, $2.0 million in 2000, $1.8 million in 1999 and $1.5 million in 1998, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

We view 2003 as a transitional year for the economy and the staffing industry. The first half of the year was marked by sporadic economic improvement and a weak labor market. It wasn't until late in the year that global economic conditions began to improve and signaled a sustainable job-creating recovery. Concurrent with this, the demand for temporary staffing also began to show real strength. In 2003, our revenues increased to $4.325 billion. This was a new record and was almost $75 million above the previous record set in the year 2000.

While sales recovered strongly, earnings declined to less than 10% of their pre-recession levels. This was anticipated by management and reflected in our quarterly guidance last year. As we have previously stated, we are committed to exceeding our historic earnings levels. Clearly, recessions aren't good for the staffing industry, so we welcome this recovery.

Historically, during the early stages of a recovery, companies are uncertain if the improvement in their business will continue. Rather than hiring full-time employees, they tend to add temporary staff. Typically, during this early period of the recovery, our sales grow at an accelerated rate. When companies become confident that the recovery is "for real" they will begin adding to their permanent workforce. At that point, our sales continue to increase but at a more normal rate. It is also at this time that we would expect to see temporary-to-permanent conversions fees and placement fees begin to accelerate.

Another historic expectation when coming out of a recession is a significant increase in workers' compensation costs and state unemployment taxes. The increases we experienced in 2003 and the anticipated increases in state unemployment taxes for 2004 have been particularly large. However, these increases should have only a short-term effect on our earnings.

The staffing industry has always been difficult to forecast. The duration and strength of economic recoveries will vary which, in turn, impacts our growth rates. Also, during the last decade, we have seen many fundamental changes in the business, which may also affect growth rates. For example:

- Temporaries are a larger part of the workforce. Over the last decade, temporary employees in the U.S., as a percent of the workforce, grew from 1.3% to 2.3%. Since the recession began, that percentage has declined back to 1.8% but we expect it to rebound quickly.
- There has been more widespread acceptance and growth of the professional and technical staffing areas.
- Recruitment fees have become more important as more companies use temporary-to-permanent as a preferred hiring model.
- In the case of Kelly, our mix of businesses and geographic coverage are very different than they were ten years ago.

The pattern of recovery for our industry is yet to be determined and comparisons to the past may be of limited use. However, in any event, we believe the future should be very positive for Kelly Services.

Results of Operations
2003 versus 2002

Revenue from services for 2003 totaled $4.325 billion, an increase of 6.6% from the same period in the prior year. This was the result of an increase in hours worked of 4.3% and an increase in average hourly bill rates of 1.9%. Revenue from services increased in each of the Company's three business segments: U.S. Commercial Staffing, PTSA and International. During the past year, the U.S. dollar declined in comparison to many foreign currencies, including the euro and British pound. As a result, Kelly's U.S. dollar translated revenue from services was higher than would have otherwise been reported. On a constant currency basis, 2003 revenue from services increased 3.3% as compared with the prior year. Management believes constant currency measurements are an important analytical tool to aid in understanding underlying operating trends without distortion due to currency fluctuations. The table below summarizes the impact of foreign exchange adjustments on revenue from services for 2003:

	Revenue from Services		
	2003	**2002**	**% Change**
	(In millions of dollars)		
U.S. Commercial Staffing	$ 2,131.5	$ 2,104.6	1.3 %
PTSA	895.0	870.4	2.8
International - Constant Currency	1,164.8	1,082.0	7.7
Revenue from Services - Constant Currency	4,191.4	4,056.9	3.3
Foreign Currency Impact	133.8	-	
Revenue from Services	$ 4,325.2	$ 4,056.9	6.6 %

Gross profit of $696.6 million was 0.6% higher than 2002. Gross profit as a percentage of revenues was 16.1% in 2003, which decreased 1.0 percentage point compared to the 17.1% rate recorded in the prior year. This reflected decreases in the gross profit rates of all three business segments. The decrease in the gross profit rate was primarily due to higher workers' compensation costs and, to the extent not recovered through pricing actions, higher payroll taxes.

During 2003, primarily as a result of higher than expected medical inflation rates, the Company revised its estimate of the cost of outstanding workers' compensation claims and, accordingly, recorded additional expense of $11.7 million. Workers' compensation costs, excluding the impact of the revision of the estimate of outstanding claims, are expected to remain at the current level for 2004. Payroll taxes, which included a favorable resolution related to federal payroll tax claims, are expected to increase as a result of continuing increases in state unemployment taxes. Kelly is attempting to recover these additional costs by re-pricing customer contracts.

Selling, general and administrative expenses of $687.9 million were 3.9% higher than last year. Selling, general and administrative expenses expressed as a percentage of revenues were 15.9% in 2003, a 0.4 percentage point decrease compared to the 16.3% rate in 2002. As measured on a constant currency basis, selling, general and administrative expenses increased 0.1% compared to the prior year. Higher marketing expenses and costs associated with the implementation of Kelly StaffNet, the Company's new branch automation system, have been offset by lower incentive-based compensation and retirement program costs. In addition, 2002 expenses included additional costs related to the Company's information technology programs and a loss related to the Company's equity investment in itiliti, an internet-based vendor management software provider.

Net interest expense for 2003 was $77 thousand, compared to net interest income of $362 thousand in 2002. The change is primarily attributable to lower cash balances and lower interest rates earned on the cash balances.

Earnings before taxes were $8.7 million, a decrease of 71.8% from 2002. Earnings before taxes averaged 0.2% of revenues in 2003 and 0.8% of revenues in 2002. The effective income tax rate for 2003 was 41.0%, a small increase from last year's rate of 39.6%. The net increase is attributable to valuation allowances established for certain international tax loss carryforwards, partially offset by the favorable settlement of prior years' tax audits. The Company expects its effective tax rate to average approximately 40.0% in 2004.

Net earnings were $5.1 million, or a 72.5% decrease compared to 2002. Basic and diluted earnings per share were $0.14, a decrease of 73.1% as compared to basic and diluted earnings per share of $0.52 in 2002.

U.S. Commercial Staffing

Revenue from services in the U.S. Commercial Staffing segment totaled $2.132 billion in 2003, a 1.3% increase compared to the $2.105 billion reported for the same period in 2002. This reflected a 0.5% increase in hours worked and a 0.8% increase in average hourly bill rates. Year-over-year revenue comparisons were: up 4.9% in the first quarter, down 0.7% in the second quarter, down 2.6% in the third quarter and up 4.0% in the fourth quarter. Year-over-year revenue growth strengthened month by month over the course of the fourth quarter.

U.S. Commercial Staffing revenue from services represented 49% of total Company revenue from services for 2003 and 52% for 2002.

U.S. Commercial Staffing earnings from operations totaled $92.9 million for 2003 compared to earnings of $118.7 million last year, a decrease of 21.7%. The decrease in earnings from operations was primarily attributable to a 1.4 percentage point decrease in the gross profit rate partially offset by the 1.3% increase in revenue. The decrease in the gross profit rate was primarily the result of higher workers' compensation costs. As noted above, the Company revised its estimate of the cost of outstanding workers compensation claims and, accordingly, recorded additional expense in 2003. Of the total $11.7 million additional workers' compensation expense, $9.7 million was charged to U.S. Commercial Staffing. Higher state unemployment taxes, to the extent not recovered through pricing actions and, to a lesser extent, shifts in customer and service line mix to lower gross profit business also reduced the segment gross profit rate.

Many of the Company's large corporate and national account customers have negotiated high volume global service agreements, which tend to result in lower gross profit rates than those earned with the Company's small and medium size customers. The Company's strategy is focused on serving and growing these large corporate national accounts. As customer mix shifts to large corporate and national accounts, the Company's average gross margins tend to decrease. The Company expects this trend to continue in 2004.

The Company has also experienced a shift in its mix of business from the office/clerical to light industrial service lines. Because light industrial business typically generates lower gross profit rates than office/clerical staffing, this mix shift has also tended to reduce the Company's average gross profit rates. The Company believes this shift in business mix is, in large part, related to the current economic environment and expects this shift in business mix to reverse when the economy fully recovers.

Selling, general and administrative expenses increased by 0.8% as compared to the prior year and, as a percentage of revenues, were 10.1% for both 2003 and 2002. The increase in selling, general and administrative expenses was due primarily to the impact of the Company's ongoing deployment of new front office systems in part offset by lower field bonus costs and decreases in the cost of retirement programs.

Professional, Technical and Staffing Alternatives

Revenue from services in the PTSA segment for 2003 totaled $895.0 million, an increase of 2.8% compared to the $870.4 million reported in 2002. This reflected a 2.2% increase in average hourly bill rates, partially offset by a 1.6% decrease in hours worked in the professional and technical businesses. Revenues in the staffing alternatives businesses, which include staff leasing, management services, HRfirst and vendor management services, increased by 9.8% compared to 2002. PTSA revenues from services represented 21% of total Company revenues in both 2003 and 2002.

Effective with the first quarter of 2003, the Company changed its method of reporting revenue for Kelly Staff Leasing ("KSL"), a wholly owned subsidiary. KSL is a Professional Employer Organization ("PEO") and is part of the PTSA segment. Consistent with changing PEO industry practice, KSL changed from the gross method of reporting revenue to the net method under Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." As a result, KSL no longer included worksite employee payroll costs in revenue from services or cost of services. This change did not impact gross profit or net earnings. Revenue from services and cost of services have been reclassified for all prior periods for comparability. The effect of this change on prior periods was to reduce revenue from services and cost of services for 2002 and 2001 by $266.5 million and $251.0 million, respectively. Revenue from services and cost of services adjustments for the first, second, third and fourth quarters of 2002 were $63.4 million, $62.1 million, $65.4 million, and $75.6 million, respectively.

Results varied among the 14 business units that comprise PTSA. During 2003, Kelly Financial Resources, Kelly Law Registry, Kelly HR First, Kelly Management Services and Kelly Vendor Management all exhibited double digit sales growth as compared to 2002. Kelly Healthcare, Kelly Staff Leasing, Kelly Information Technology Resources and Kelly Automotive Services Group also maintained positive revenue growth. However, three large PTSA units, Kelly Scientific Resources, Kelly Home Care and Kelly Engineering Resources, experienced revenue declines during 2003 as compared to the prior year. These decreases, however, were consistent with industry trends in their staffing sectors.

PTSA earnings from operations for 2003 totaled $53.0 million and increased 4.0% from the same period in 2002. This was the result of the 2.8% increase in revenue from services partially offset by a 0.2 percentage point decrease in the gross profit rate and a 0.8% increase in expenses. The decrease in the gross profit rate was primarily the result of higher workers' compensation costs. PTSA was also impacted by higher workers' compensation expense, primarily due to Kelly Staff Leasing. PTSA's share of the total $11.7 million additional charge for workers' compensation was $2.0 million. Selling, general and administrative expenses as a percent of revenues were 12.2% for 2003 and 12.5% for 2002.

International

Translated U.S. dollar revenue from services in the International segment for 2003 totaled $1.299 billion, a 20.0% increase compared to the $1.082 billion reported for 2002. This resulted from an increase in hours worked of 12.3% and a 7.2% increase in the translated U.S. dollar average hourly bill rates. International revenue from services represented 30% of total Company revenues in 2003 and 27% in 2002.

On a constant currency basis, revenue from services increased 7.7% and average hourly bill rates decreased 3.9%. The year-over-year decrease in average hourly bill rates, on a constant currency basis, is due primarily to a shift in mix of hours worked to countries such as Mexico, Russia and Malaysia, which typically have a lower average bill rate.

The strong improvements realized in revenue were caused by both a general economic recovery in most countries, and Kelly's particular focus on sales growth. Fourth quarter sales growth was positive in all regions: UK/Ireland, the Americas, Asia-Pacific and continental Europe.

In our U.K./Ireland operations, sales accelerated significantly during the second half of the year and revenues for the fourth quarter increased 30% year over year. The UK economy is now beginning to experience signs of a turnaround. The increase in revenue is primarily due to new staffing accounts added throughout the year. In addition, our fee-based recruiting businesses showed encouraging signs of improvement during the fourth quarter with year-over-year growth of 20%.

During the fourth quarter, consistent with the third quarter, revenue grew by 11% in the Americas as compared with 2002. However, unlike the third quarter where growth was primarily fueled by Mexico, the fourth quarter saw stronger revenue growth in Canada and Puerto Rico as well.

The Asia-Pacific growth was generated by our operations in Australia, New Zealand, Singapore, and Malaysia. After experiencing strong revenue growth in the third quarter, revenue grew by 21% year over year in the fourth quarter.

We also saw encouraging year-over-year revenue growth in continental Europe during the second half of the year. Revenue in continental Europe turned positive in the third quarter and increased nearly 10% in the fourth quarter. The majority of the countries in which we operate, such as Spain, Russia, Norway, Luxembourg and Holland, experienced solid revenue increases, while Germany continued to post revenue declines. Although our temporary staffing business is recovering in continental Europe, our fee-based income continues to lag, as our recruiting business has been hit the hardest in this region. As economic conditions continue to improve, we expect fee-based income to begin to recover.

International reported a loss of $1.0 million for 2003, compared to earnings of $4.9 million for 2002. The 20.0% increase in revenue from services was more than offset by a 1.2 percentage point decrease in the gross profit rate and a 15.7% increase in expenses, as measured in U.S. dollars. International results continued to improve as the year progressed. The segment recorded a loss of $3.2 million in the first quarter, a loss of $1.0 million in the second quarter and income of $1.6 million in each of the third and fourth quarters.

The decrease in the International gross profit rate is due to rate decreases in the United Kingdom and France, as well as the effect of lower fee-based income on a constant currency basis. The increase in U.S. dollar reported expenses is due primarily to the effect of currency rates. On a constant currency basis, expenses increased by 3.0%.

Results of Operations
2002 versus 2001

Revenue from services for 2002 totaled $4.057 billion, an increase of 1.3% compared to the $4.006 billion reported in 2001. The increase was primarily the result of an increase in average hourly bill rates of 1.4%. Hours worked were essentially unchanged year over year. Revenue increases in the U.S. Commercial Staffing and Professional, Technical and Staffing Alternatives (PTSA) segments were partially offset by a slight revenue decrease in the International segment. On a constant currency basis, revenues for 2002 increased 0.4% as compared to 2001. The table below summarizes the impact of foreign exchange adjustments on 2002 revenue from services:

	Revenue from Services		
	2002	2001	% Change
	(In millions of dollars)		
U.S. Commercial Staffing	$ 2,104.6	$ 2,094.8	0.5 %
PTSA	870.4	824.1	5.6
International - Constant Currency	1,045.2	1,087.0	(3.8)
Revenue from Services - Constant Currency	4,020.2	4,005.9	0.4
Foreign Currency Impact	36.8	-	
Revenue from Services	$ 4,056.9	$ 4,005.9	1.3 %

Gross profit of $692.7 million was 0.7% lower than the gross profit of $697.9 million in 2001. Gross profit as a percentage of revenues was 17.1% in 2002, a decrease of 0.3 percentage point compared to the 17.4% rate recorded in 2001. Gross profit rates of the PTSA and International segments declined while U.S. Commercial Staffing remained relatively unchanged. The decline in gross profit rates was due primarily to a continuing shift in the mix of customers to large corporate and national accounts and a decline in recruitment fee income.

Selling, general and administrative expenses of $662.3 million were 1.1% lower than 2001. The expense rate improved to 16.3% of revenues in 2002 as compared to 16.7% in 2001. The decrease was due primarily to staff *reductions* and lower telecommunication and recruiting costs, which were the result of expense reduction initiatives the Company implemented during 2001, and the elimination of goodwill amortization (see discussion to follow in "Critical Accounting Estimates").

The staff reductions in both field operations and headquarters units generated savings of approximately $6 million in 2002 as compared with 2001. The Company did not incur significant termination costs as a result of these staff reductions. The majority of the staff reductions took place during the second and third quarters of 2001. These savings were partially offset by field and headquarters bonus payments, which increased due to the Company's improved performance, the effect of currency rates on international expenses and increased depreciation expense as a result of the Company's ongoing deployment of information technology programs.

Earnings from operations in 2002 totaled $30.4 million, an 8.7% increase compared to the $28.0 million reported for 2001. The increase in earnings from operations was the result of many factors discussed above, including the elimination of goodwill amortization of $2.7 million. Earnings were 0.7% of sales for both 2002 and 2001.

Net interest income for 2002 was $362 thousand, a $743 thousand improvement compared to net interest expense of $381 thousand in 2001. The improvement is primarily attributable to higher cash balances and lower short-term debt levels, offset by the impact of lower interest rates.

Earnings before taxes were $30.8 million, an increase of 11.5% from 2001. Earnings before taxes averaged 0.8% of revenues in 2002 and 0.7% of revenues in 2001. The effective income tax rate in 2002 was 39.6%, a 0.4 percentage point improvement compared with the 40.0% rate in 2001. The decrease in the overall income tax rate was the result of several factors including the favorable settlement of prior years' tax audits, offset by an increase in valuation reserves related to the Company's ability to utilize foreign net operating loss carryforwards.

Net earnings were $18.6 million in 2002, a 12.2% increase compared to the $16.5 million earned in 2001. Basic and diluted earnings per share were $0.52, an increase of 13.0% as compared to basic and diluted earnings per share of $0.46 in 2001.

U.S. Commercial Staffing

Revenue from services in the U.S. Commercial Staffing segment, which represented 52% of total Company revenues in 2002 and 2001, totaled $2.105 billion in 2002, a 0.5% increase compared to the $2.095 billion reported for 2001. The increase was primarily the result of an increase in average hourly bill rates of 0.6%, offset by a 0.1% decrease in hours worked. Year-over-year revenue comparisons were: down 12.3% in the first quarter, flat in the second quarter, up 6.7% in the third quarter and up 8.9% in the fourth quarter. Revenue trends were relatively stable month by month over the course of the fourth quarter in 2002.

U.S. Commercial Staffing earnings totaled $118.7 million, an increase of 3.5% in 2002, as a result of the 0.5% revenue increase, relatively stable gross profit rates and a 1.8% decrease in expenses. The gross profit rate averaged 15.8% in both 2002 and 2001. Improvements in benefit costs were offset by the impact of an ongoing shift in mix of revenues to larger corporate and national accounts. Year-over-year gross profit rate comparisons for U.S. Commercial Staffing were down in the first and second quarters and up in the third and fourth quarters. The increase in gross profit rate in the second half of 2002 reflected improvement in benefits costs relative to last year and increased fee-based income in the fourth quarter.

U.S. Commercial Staffing expenses were tightly controlled and decreased 1.8% year-over-year primarily due to staff reductions and lower recruiting costs, partially offset by higher field bonus payouts and the impact of the Company's ongoing deployment of new front office systems.

Professional, Technical and Staffing Alternatives

Revenue from services in the PTSA segment totaled $870.4 million, an increase of 5.6% compared to the $824.1 million reported in 2001. The growth is due to an increase in average hourly bill rates of 4.8%, partially offset by a decrease in hours worked of 0.1% in the professional and technical businesses. In addition, there was an increase in revenues of 11.9% in the staffing alternatives businesses. PTSA revenue from services represented 21% of total Company revenues in 2002 and 2001.

During 2002, Kelly Healthcare Resources and Kelly Financial Resources continued to be the leading performers, exhibiting revenue growth of over 25% as compared to 2001. Kelly Staff Leasing, Kelly Engineering Resources, Kelly IT Resources, Kelly Management Services and Kelly Law Registry also maintained positive revenue growth in 2002. Kelly Automotive Services Group posted positive growth in the second half of the year, resulting in a slight overall increase year over year. However, Kelly Home Care Services experienced a significant revenue decline during 2002 as compared to 2001. This decrease, however, was consistent with industry trends in its staffing sector.

PTSA earnings from operations totaled $51.0 million in 2002, an increase of 6.2% from 2001. This was the result of the 5.6% increase in revenue from services, partially offset by a 0.6 percentage point decrease in the gross profit rate and the effect of holding expenses to a 1.1% increase.

The decrease in the gross profit rate was due to changes in business unit mix and rate decreases in certain business units, such as Kelly Automotive Services Group and Kelly IT Resources. The most significant factor impacting the business unit mix was the decline in revenues at the Kelly Home Care Services unit, which has a higher than average gross profit rate. These declines were partially offset by a 20.8% year-over-year increase in PTSA fee-based income.

PTSA expenses increased 1.1% from 2001, due to higher field bonus payouts, the impact of the Company's ongoing deployment of new front office systems, higher liability insurance costs and increased facilities expense associated with the expansion of Kelly Financial Resources and Kelly Healthcare Resources. This was partially offset by the elimination of goodwill amortization and lower recruiting costs. Expenses as a percent of revenues decreased to 12.5% in 2002 from 13.0% in 2001.

International

Translated U.S. dollar revenue from services in International totaled $1.082 billion, a 0.5% decrease compared to the $1.087 billion reported in 2001. This decrease resulted primarily from a 19% decrease in recruitment fees and a 0.4% decrease in hours worked. U.S. dollar-average bill rates were essentially unchanged year over year. International revenue from services represented 27% of total Company revenues in 2002 and 2001.

The Americas and Asia-Pacific, the first regions within the International segment to reflect the negative impact of the global economic slowdown, continued to show improvement. Year-over-year revenue comparisons in continental Europe and the United Kingdom remained negative throughout 2002.

During 2002, the U.S. dollar continued to fall in comparison to many foreign currencies, including the Euro and British pound. As a result, Kelly's U.S. dollar translated revenues and expenses were higher than would have otherwise been reported. On a constant currency basis, international revenue decreased 3.8%. This compared to 2.5% overall constant currency revenue growth in 2001. Year-over-year constant currency revenue from services declined 6.4% in the first quarter, 2.4% in the second quarter, 4.3% in the third quarter and 2.2% in the fourth quarter.

International earnings totaled $4.9 million, a decrease of 46.0% from 2001, resulting from the 0.5% decrease in revenue from services and a 0.8 percentage point decline in the gross profit rate, partially offset by a 2.6% reduction in expenses.

The decline in the gross profit rate was primarily due to the 19% decrease in recruitment fee income, with the most significant decrease occurring in the United Kingdom. On a year-over-year basis, translated U.S. dollar expenses in the International segment decreased 2.6%, primarily due to lower wages and recruiting costs and the elimination of goodwill amortization. On a constant currency basis, expenses decreased 6.5%.

Financial Condition

Historically, Kelly has financed its operations through cash generated by operating activities and available from revolving credit facilities. As highlighted in the Statements of Cash Flows, the Company's liquidity and available capital resources are impacted by four key components: cash and equivalents, operating activities, investing activities and financing activities.

Cash and Equivalents

Cash and equivalents totaled $76 million at the end of 2003, a decrease of $25 million from the $101 million at year-end 2002 and a decrease of $7 million from the $83 million at year-end 2001. As further described below, during 2003 the Company generated $31 million of cash from operating activities and used $33 million of cash in investing activities and $26 million in financing activities.

Operating Activities

In 2003, the Company generated $31 million in cash in its operating activities, as compared to $90 million in 2002 and $145 million in 2001. The most significant reason for the decrease in cash generated from operations was that accounts receivable grew at a faster rate in 2003 versus 2002 and 2001.

Accounts receivable totaled $658 million at the end of 2003. Global days sales outstanding at the end of 2003 were 51 days, which is an increase of 2 days as compared with the prior year. If the economy continues to recover in 2004, the Company expects to experience further growth in revenue, which may require the Company to fund additional increases in accounts receivable.

The Company's working capital position was $374 million at the end of 2003, an increase of $22 million from year-end 2002 and an increase of $52 million from 2001. The current ratio was 1.9 at the end of 2003, as compared with 2.0 at year-end 2002 and 1.9 at year-end 2001.

Investing Activities

In 2003, the Company used $33 million for investing activities compared to $37 million in 2002 and $49 million in 2001. Capital expenditures for 2003 totaled $30 million, down 10% from the $33 million spent in 2002 and down almost 30% from the $43 million spent in 2001. Capital expenditures for 2003 are primarily related to the Company's information technology programs. Capital spending in 2004 is expected to total between $30 and $34 million.

During the first quarter of 2001, the Company acquired a fully leased commercial office building that will be used for future expansion. This transaction was the second leg of a tax-free exchange for undeveloped land the Company initiated in the fourth quarter of 2000. The land was effectively swapped for the building, but in accordance with generally accepted accounting principles, it was shown as a cash acquisition for $11.8 million during 2001. The related $10.3 million cash proceeds from the sale of property was reflected in the 2000 cash from investing activities.

Financing Activities

In 2003, the Company used $26 million in financing activities, as compared to $38 million in 2002 and $55 million in 2001. In 2003, the Company used $26 million to repurchase stock as compared to $13 million in 2002. However, this was offset by additional short-term borrowings of $10 million in 2003, as compared to repayments of $12 million in 2002 and $25 million in 2001.

In September 2003, the Company repurchased 1,000,000 shares of Class A common stock in a negotiated transaction from the William R. Kelly Trust. The total value of the share repurchase was $26 million or $26.04 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase. In July 2002, the Company repurchased 500,000 shares of Class A common stock from the William R. Kelly Trust. The total value of the share repurchase was $13 million or $26.28 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase. These repurchase transactions were reflected in the Company's third quarter financial statements for 2003 and 2002.

Short-term debt totaled $39 million at year-end 2003, compared to $25 million at year-end 2002 and $33 million at year-end 2001. At the end of 2003, debt represented approximately 6% of total capital.

As of year-end 2003, the Company had $87 million of committed unused credit facilities. In June, 2003, the Company entered into a new $125 million three-year, unsecured multi-currency revolving credit facility to replace its existing $100 million revolving credit facility which was scheduled to expire in October, 2003. The credit facility will be used to fund working capital, acquisitions and for general corporate purposes. The interest rate applicable to borrowings under the new facility is 60 basis points over local LIBOR. At year-end 2003, the Company had additional uncommitted one-year credit facilities totaling $30 million, under which the Company had borrowed $1.5 million dollars.

The Company intends to continue its expansion program, adding one or two new countries or service lines each year by organic growth and small strategic acquisitions. Targeted countries/areas include, Japan, Eastern Europe and South America.

Dividends paid per common share were $.40 in 2003 and 2002, a decrease of 52.9% from 2001 dividends of $.85 per share. The dividend was reduced in the fourth quarter of 2001 to a new rate of $.10 per share per quarter, or $.40 per share annually. Annual cash savings from this reduction are over $21 million per year.

Contractual Obligations and Commercial Commitments

Summarized below are the Company's obligations and commitments to make future payments under lease agreements and debt obligations as of year-end 2003:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating leases	$ 148,500	$ 41,700	$ 59,600	$ 31,200	$ 16,000
Short-term borrowings	39,200	39,200	-	-	-
Total	$ 187,700	$ 80,900	$ 59,600	$ 31,200	$ 16,000

The Company has no material, unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Summary

The Company's financial position remains strong. The Company continues to carry no long-term debt and expects to meet its cash requirements, including possible increases in accounts receivable as discussed above, principally through cash generated from operations, available cash and equivalents and committed unused credit facilities.

Market Risk-Sensitive Instruments and Positions

Kelly does not hold or invest in derivative contracts. The Company is exposed to foreign currency risk primarily due to its net investment in foreign subsidiaries, which conduct business in their local currencies. These risks are mitigated by the use of the Company's multi-currency line of credit. This credit facility is used to borrow in local currencies, which mitigates the exchange rate risk resulting from foreign currency-denominated net investments fluctuating in relation to the U.S. dollar.

In addition, the Company is exposed to interest rate risks through its use of the multi-currency line of credit.

The Company is exposed to market risk as a result of its obligation to pay benefits under its nonqualified deferred compensation plan and its related investments in company-owned variable universal life insurance policies. The obligation to employees increases and decreases based on movements in the equity and debt markets. The investments in publicly traded mutual funds, as part of the company-owned variable universal life insurance policies, are designed to mitigate this risk with offsetting gains and losses.

Overall, the Company's holdings and positions in market risk-sensitive instruments do not subject the Company to material risk.

Critical Accounting Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and the attached notes. Actual results can differ from assumed and estimated amounts.

Critical accounting estimates are those that management believes require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those estimates may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following estimates to be most critical in understanding the judgments involved in preparing its consolidated financial statements.

Allowance for Uncollectible Accounts Receivable

We make ongoing estimates relating to the collectibility of our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and apply percentages to certain aged receivable categories. We also make judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and we monitor current economic trends that might impact the level of credit losses in the future. Historically, losses from uncollectible accounts have not exceeded our allowance. Since we cannot predict with certainty future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required. In the event we determined that a smaller or larger allowance was appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which we made such a determination. As of year-end 2003, 2002 and 2001, the allowance for uncollectible accounts receivable was $15.0 million, $12.5 million and $12.1 million, respectively.

Workers' Compensation

The Company has a combination of insurance and self-insurance contracts under which the Company effectively bears the first $500,000 of risk per single accident. The Company establishes accruals for workers' compensation utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims, including an allowance for incurred-but-not-reported claims. This process includes establishing loss development factors, based on the historical claims experience of the Company and the industry, and applying those factors to current claims information to derive an estimate of the Company's ultimate claims liability. In preparing the estimates, we also consider the nature and severity of the claims, analyses provided by third party claims administrators, as well as current legal, economic and regulatory factors.

Management evaluates the accrual, and the underlying assumptions, regularly throughout the year and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While management believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimation process. In the event we determine that a smaller or larger accrual is appropriate, we would record a credit or a charge to cost of services in the period in which we made such a determination. The accrual for workers' compensation was $94.8 million, $73.5 million and $63.3 million at year-end 2003, 2002 and 2001, respectively.

Goodwill

Effective December 31, 2001, the Company adopted Statement of Financial Accounting Standards No.142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which established a new method of testing goodwill and other intangible assets for impairment using a fair-value based approach. Under the new standard, goodwill is no longer amortized as was previously required. Upon adoption, amortization of goodwill and other intangible assets ceased. Amortization of goodwill would have been $2.7 million for the fiscal year ended December 29, 2002.

SFAS 142 requires that goodwill be tested for impairment annually or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. Should circumstances change or events occur to indicate that the fair market value of the reporting unit has fallen below its book value, management must then compare the estimated fair value of goodwill to book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. Such an impairment loss would be recognized as a non-cash charge to operating income.

We completed our impairment test as of the date of adoption, December 31, 2001 and during the fourth quarter of the years ended December 29, 2002 and December 28, 2003, as required under SFAS 142 and determined that goodwill is not impaired. This test required comparison of our estimated fair value to our book value of goodwill. The estimated fair value was based on a discounted cash flows analysis. Assumptions and estimates about future cash flows and discount rates are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

Although we believe the assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. Different assumptions of the anticipated future benefits from these businesses could result in an impairment charge, which would decrease operating income and result in lower asset values on our balance sheet. At year-end 2003, 2002 and 2001, total goodwill amounted to $85.8 million, $80.3 million and $73.6 million, respectively.

Income Taxes

Income tax expense is based on expected income and statutory tax rates in the various jurisdictions in which we operate. Judgment is required in determining our income tax expense. We establish accruals when, despite our belief that reported taxable income is fully supportable, we believe that challenges are likely and that we may not succeed. We adjust these accruals in light of changing facts and circumstances, such as the progress of a tax audit. Our effective tax rate includes the impact of accrual provisions and changes to accruals that we consider appropriate, as well as related interest. This rate is then applied to our quarterly operating results. In the event that there is a significant unusual or one-time item recognized in our operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Tax laws require items to be included in the tax return at different times than the items are reflected in the financial statements. As a result, the income tax expense reflected in our financial statements is different than the liability reported in our tax return. Some of these differences are permanent, such as expenses which are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction on our tax return, but have not yet recognized as expense in our financial statements.

A number of years may elapse before a particular matter, for which we have established an accrual, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our accruals reflect the probable outcome of tax contingencies. Favorable or unfavorable settlement of any particular issue would be recognized as an increase or decrease to our income tax expense in the year of resolution. Our tax accruals are presented in the balance sheet within income and other taxes.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to variable interest entities created after January 31, 2003. Variable interest entities created prior to February 1, 2003, must be consolidated effective December 31, 2003. Disclosures are required currently if the Company expects to consolidate any variable interest entities. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46 (R)"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not have any variable interest entities; therefore FIN 46 and FIN 46 (R) will not have a material effect on the Company's consolidated results of operations or financial position.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not have any derivative instruments; therefore SFAS 149 will not have a material impact on our consolidated results of operations, cash flows or financial condition.

In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures three classes of freestanding financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not entered into any financial instruments within the scope of SFAS 150 since May 31, 2003, nor does it currently hold any financial instruments within its scope.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," ("SFAS 132") which revises employers' disclosures about pension plans and other postretirement benefit plans. It requires disclosures in addition to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined pension plans and other defined benefit postretirement plans. The Company does not offer a defined benefit pension plan or other defined benefit postretirement plans within the scope of the revised SFAS No. 132.

Forward-Looking Statements

Certain statements contained in this document are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include statements which are predictive in nature; which depend upon or refer to future events or conditions; or which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations or negatives thereof or by similar or comparable words or phrases. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions that may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company; and economic and market factors in the countries in which the Company does business, among other things. These statements are not guarantees of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, competitive market pressures including pricing, changing market and economic conditions, material changes in demand from large corporate customers, availability of temporary workers with appropriate skills required by customers, increases in wages paid to temporary workers, liabilities for client and employee actions, foreign currency fluctuations, changes in laws and regulations (including federal, state and international tax laws), the Company's ability to effectively implement and manage its information technology programs, and the ability of the Company to successfully expand into new markets and service lines. Certain risk factors are discussed more fully under "Risk Factors" in Part I, Item 1 of this filing.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements and supplementary data required by this Item are set forth in the accompanying index on page 25 of this filing and are presented in pages 26-47.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Information required by Part III with respect to Directors and Executive Officers of the registrant, Executive Compensation (Item 11), Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Item 12), Certain Relationships and Related Transactions (Item 13) and Principal Accounting Fees and Services (Item 14), except as set forth under the titles "Executive Officers of the Registrant" and "Code of Business Conduct and Ethics," which are included on page 21, (Item 10), and except as set forth under the title "Equity Compensation Plan Information," which is included on page 22, (Item 12), is to be included in a definitive proxy statement filed by the Company not later than 120 days after the close of its fiscal year and such proxy statement, when filed, is incorporated herein by reference.

ITEM 10. EXECUTIVE OFFICERS OF THE REGISTRANT.

Name/Office.	Age	Served as an Officer Since (1)	Business Experience During Last 5 Years
Terence E. Adderley Chairman and Chief Executive Officer	70	1961	Served as officer of the Company.
Carl T. Camden President and Chief Operating Officer	49	1995	Served as officer of the Company.
Michael L. Durik Executive Vice President	55	1999	Served as officer of the Company since July, 1999. From 1993 was owner of MLD Management, an independent consulting firm.
William K. Gerber Executive Vice President and Chief Financial Officer	49	1998	Served as officer of the Company.
Arlene Grimsley Executive Vice President	56	1994	Served as officer of the Company.
George M. Reardon Senior Vice President and General Counsel	56	1998	Served as officer of the Company.
Daniel T. Lis Vice President and Secretary	57	2003	Served as General Counsel of Bank One, Michigan and predecessors from 1987-2000.

(1) Each officer serves continuously until termination of employment or removal by the Board of Directors.

CODE OF BUSINESS CONDUCT AND ETHICS.

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's directors, officers and employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions (collectively, the "Selected Officers"). The Code of Business Conduct and Ethics is included as Exhibit 14 in the Index to Exhibits on page 48. The Company intends to post the Code of Business Conduct and Ethics and any changes in or waivers from its code of ethics applicable to any Selected Officer on its website at "http://www.kellyservices.com."

ITEM 12. EQUITY COMPENSATION PLAN INFORMATION.

The following table shows the number of securities of the Company that can be issued upon the exercise of outstanding options, warrants and rights, the weighted-average of exercise price of outstanding options, warrants and rights, and the number of securities remaining available for future issuance under the Company's equity compensation plans as of the fiscal year end for 2003.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights.	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2)
Equity compensation plans approved by security holders (1)	3,042,000	$ 25.85	827,000
Equity compensation plans not approved by security holders (3)	-	-	-
Total	3,042,000	$ 25.85	827,000

(1) The equity compensation plans of the Company approved by the Company's security holders include the Company's Performance Incentive Plan and the Company's Non-Employee Director Stock Option Plan.

The number of securities to be issued upon exercise of outstanding options, warrants and rights excludes 269,000 of restricted stock awards granted to employees and not yet issued at December 28, 2003.

(2) The Performance Incentive Plan provides that the maximum number of shares available for grants, including stock options and restricted stock awards, is 10 percent of the outstanding Class A common stock, adjusted for plan activity over the preceding five years.

The Non-Employee Director Stock Option Plan provides that the maximum number of shares available for settlement of options is 100,000 shares of Class A common stock.

(3) The Company has no equity compensation plans that have not been approved by its security holders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) The following documents are filed as part of this report:

(1) Financial statements -

Report of Independent Auditors

Statements of Earnings for the three fiscal years ended December 28, 2003

Statements of Cash Flows for the three fiscal years ended December 28, 2003

Balance Sheets at December 28, 2003, December 29, 2002 and December 30, 2001

Statements of Stockholders'-Equity for the three fiscal years ended December 28, 2003

Notes to Financial Statements

(2) Financial Statement Schedule -

For the three fiscal years ended December 28, 2003:

Schedule II - Valuation Reserves

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) The Exhibits are listed in the Index to Exhibits Required by Item 601 of Regulation S-K at Item (c) below and included at page 48 which is incorporated herein by reference.

No additional financial information has been provided for the registrant as an individual company since the total amount of net assets of subsidiaries which are restricted as to transfer to the registrant through intercompany loans, advances or cash dividends does not exceed 25 percent of total consolidated net assets at December 28, 2003.

(b) A report on Form 8-K dated January 21, 2004 was filed by the Company in January, 2004. The report was filed under Item 7, Financial Statements and Exhibits, and Item 12, Results of Operations and Financial Condition.

(c) The Index to Exhibits and required Exhibits are included following the Financial Statement Schedule beginning at page 48 of this filing.

(d) The Index to Financial Statements and Supplemental Schedule is included following the signatures beginning at page 25 of this filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

KELLY SERVICES, INC.
Registrant

By /s/ W. K. Gerber

W. K. Gerber
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 18, 2004

* T. E. Adderley

T. E. Adderley
Chairman, Chief Executive
Officer and Director
(Principal Executive Officer)

Date: February 18, 2004

* C. T. Camden

C. T. Camden
President, Chief Operating
Officer and Director

Date: February 18, 2004

* C. V. Fricke

C. V. Fricke
Director

Date: February 18, 2004

* M. A. Fay, O.P.

M. A. Fay, O.P.
Director

Date: February 18, 2004

* V. G. Istock

V. G. Istock
Director

Date: February 18, 2004

* B. J. White

B. J. White
Director

Date: February 18, 2004

/s/ W. K. Gerber

W. K. Gerber
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Date: February 18, 2004

*By /s/ W. K. Gerber

W. K. Gerber
Attorney-in-Fact

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Kelly Services, Inc. and Subsidiaries

	Page Reference in Report on Form 10-K
Report of Independent Auditors	26
Statements of Earnings for the three fiscal years ended December 28, 2003	27
Statements of Cash Flows for the three fiscal years ended December 28, 2003	28
Balance Sheets at December 28, 2003, December 29, 2002 and December 30, 2001	29
Statements of Stockholders' Equity for the three fiscal years ended December 28, 2003	30
Notes to Financial Statements	31 - 46
Financial Statement Schedule - Schedule II - Valuation Reserves	47

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of
Kelly Services, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index on page 25 present fairly, in all material respects, the financial position of Kelly Services, Inc. and its subsidiaries at December 28, 2003, December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing on page 25 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company changed the manner in which it accounts for goodwill and other intangibles as of December 31, 2001.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
January 20, 2004

STATEMENTS OF EARNINGS
Kelly Services, Inc. and Subsidiaries

	2003	2002	2001
	(In thousands of dollars except per share items)		
Revenue from services	**$ 4,325,155**	$ 4,056,945	$ 4,005,878
Cost of services	**3,628,524**	3,364,219	3,308,023
Gross profit	**696,631**	692,726	697,855
Selling, general and administrative expenses	**687,894**	662,334	669,888
Earnings from operations	**8,737**	30,392	27,967
Interest (expense) income, net	**(77)**	362	(381)
Earnings before income taxes	**8,660**	30,754	27,586
Income taxes	**3,550**	12,185	11,037
Net earnings	**$ 5,110**	$ 18,569	$ 16,549
Basic earnings per share	**$ .14**	$ .52	$ .46
Diluted earnings per share	**$ .14**	$ .52	$ .46
Dividends per share	**$ .40**	$ .40	$ .85
Average shares outstanding (thousands):			
Basic	**35,289**	35,724	35,829
Diluted	**35,355**	35,900	35,930

See accompanying Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

Kelly Services, Inc. and Subsidiaries

	2003	2002	2001
	(In thousands of dollars)		
Cash flows from operating activities			
Net earnings	**$ 5,110**	$ 18,569	$ 16,549
Noncash adjustments:			
Depreciation and amortization	**47,795**	45,428	44,396
Deferred income taxes	**2,936**	6,590	(242)
Changes in operating assets and liabilities	**(25,248)**	19,019	84,522
Net cash from operating activities	**30,593**	89,606	145,225
Cash flows from investing activities			
Capital expenditures	**(30,222)**	(33,406)	(42,525)
Short-term investments	**142**	31	1,764
(Increase) decrease in other assets	**(2,487)**	(3,476)	3,645
Acquisition of building	**-**	-	(11,783)
Acquisition of companies	**-**	-	(192)
Net cash from investing activities	**(32,567)**	(36,851)	(49,091)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings	**10,280**	(11,723)	(24,900)
Dividend payments	**(14,143)**	(14,293)	(30,408)
Exercise of stock options and other	**3,865**	991	139
Purchase of treasury stock	**(26,149)**	(13,216)	(64)
Net cash from financing activities	**(26,147)**	(38,241)	(55,233)
Effect of exchange rates on cash and equivalents	**3,563**	2,961	(758)
Net change in cash and equivalents	**(24,558)**	17,475	40,143
Cash and equivalents at beginning of year	**100,936**	83,461	43,318
Cash and equivalents at end of year	**$ 76,378**	$ 100,936	$ 83,461

See accompanying Notes to Financial Statements.

BALANCE SHEETS

Kelly Services, Inc. and Subsidiaries

	2003	2002	2001
	(In thousands of dollars)		
ASSETS			
Current Assets			
Cash and equivalents	$ **76,378**	$ 100,936	$ 83,461
Short-term investments	**457**	599	630
Accounts receivable, less allowances of $14,983, $12,533 and $12,105, respectively	**658,090**	567,517	539,692
Prepaid expenses and other current assets	**31,784**	26,387	24,950
Deferred taxes	**24,962**	23,916	21,469
Total current assets	**791,671**	719,355	670,202
Property and Equipment			
Land and buildings	**57,543**	57,111	56,639
Equipment, furniture and leasehold improvements	**302,938**	295,536	275,063
Accumulated depreciation	**(172,359)**	(150,315)	(119,729)
Net property and equipment	**188,122**	202,332	211,973
Noncurrent Deferred Taxes	**14,606**	21,065	31,415
Goodwill, net	**85,788**	80,260	73,643
Other Assets	**57,550**	49,121	52,148
Total Assets	**$ 1,137,737**	$ 1,072,133	$ 1,039,381
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Short-term borrowings	$ **39,190**	$ 24,770	$ 32,939
Accounts payable	**92,265**	85,310	88,217
Payroll and related taxes	**200,503**	181,585	154,813
Accrued insurance	**36,016**	27,912	24,071
Income and other taxes	**49,342**	47,617	48,149
Total current liabilities	**417,316**	367,194	348,189
Noncurrent Liabilities			
Accrued insurance	**58,763**	45,540	39,273
Accrued retirement benefits	**48,025**	40,335	44,764
Total noncurrent liabilities	**106,788**	85,875	84,037
Stockholders' Equity			
Capital stock, $1.00 par value			
Class A common stock, shares issued 36,619,148 at 2003, 36,619,148 at 2002 and 36,609,078 at 2001	**36,619**	36,619	36,609
Class B common stock, shares issued 3,496,718 at 2003, 3,496,718 at 2002 and 3,506,788 at 2001	**3,497**	3,497	3,507
Treasury stock, at cost			
Class A common stock, 5,319,995 shares at 2003, 4,567,975 at 2002 and 4,232,542 at 2001	**(112,535)**	(91,648)	(81,721)
Class B common stock, 23,475 shares at 2003, 18,875 at 2002 and 15,675 at 2001	**(623)**	(511)	(435)
Paid-in capital	**19,096**	17,902	17,035
Earnings invested in the business	**656,726**	665,759	661,483
Accumulated foreign currency adjustments	**10,853**	(12,554)	(29,323)
Total stockholders' equity	**613,633**	619,064	607,155
Total Liabilities and Stockholders' Equity	**$ 1,137,737**	$ 1,072,133	$ 1,039,381

See accompanying Notes to Financial Statements.

STATEMENTS OF STOCKHOLDERS' EQUITY
Kelly Services, Inc. and Subsidiaries

	2003	2002	2001
	(In thousands of dollars)		
Capital Stock			
Class A common stock			
Balance at beginning of year	**$ 36,619**	$ 36,609	$ 36,609
Conversions from Class B	**-**	10	-
Balance at end of year	**36,619**	36,619	36,609
Class B common stock			
Balance at beginning of year	**3,497**	3,507	3,507
Conversions to Class A	**-**	(10)	-
Balance at end of year	**3,497**	3,497	3,507
Treasury Stock			
Class A common stock			
Balance at beginning of year	**(91,648)**	(81,721)	(84,251)
Exercise of stock options, restricted stock awards and other	**5,150**	2,381	1,609
Treasury stock issued for acquisitions	**-**	832	921
Purchase of treasury stock	**(26,037)**	(13,140)	-
Balance at end of year	**(112,535)**	(91,648)	(81,721)
Class B common stock			
Balance at beginning of year	**(511)**	(435)	(371)
Purchase of treasury stock	**(112)**	(76)	(64)
Balance at end of year	**(623)**	(511)	(435)
Paid-in Capital			
Balance at beginning of year	**17,902**	17,035	16,371
Exercise of stock options, restricted stock awards and other	**1,194**	699	453
Treasury stock issued for acquisitions	**-**	168	211
Balance at end of year	**19,096**	17,902	17,035
Earnings Invested in the Business			
Balance at beginning of year	**665,759**	661,483	675,388
Net earnings	**5,110**	18,569	16,549
Dividends	**(14,143)**	(14,293)	(30,454)
Balance at end of year	**656,726**	665,759	661,483
Accumulated Foreign Currency Adjustments			
Balance at beginning of year	**(12,554)**	(29,323)	(23,784)
Equity adjustment for foreign currency	**23,407**	16,769	(5,539)
Balance at end of year	**10,853**	(12,554)	(29,323)
Stockholders' Equity at end of year	**$ 613,633**	$ 619,064	$ 607,155
Comprehensive Income			
Net earnings	**$ 5,110**	$ 18,569	$ 16,549
Other comprehensive income - Foreign currency adjustments	**23,407**	16,769	(5,539)
Comprehensive Income	**$ 28,517**	$ 35,338	$ 11,010

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS.
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

1. Summary of Significant Accounting Policies

Nature of Operations Kelly Services, Inc. (the "Company") is a global temporary staffing leader operating in 26 countries throughout the world.

Fiscal Year The Company's fiscal year ends on the Sunday nearest to December 31. The three most recent years, all of which contained 52 weeks, ended on December 28, 2003 (2003), December 29, 2002 (2002) and December 30, 2001 (2001). Period costs included in selling, general and administrative expenses are recorded on a calendar-year basis.

Principles of Consolidation The financial statements include the accounts and operations of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation Substantially all of the Company's international subsidiaries use their local currency as their functional currency. Revenue and expense accounts of foreign subsidiaries are translated to U.S. dollars at average exchange rates, while assets and liabilities are translated to U.S. dollars at year-end exchange rates. Resulting translation adjustments, net of deferred taxes, where applicable, are reported as accumulated foreign currency adjustments in stockholders' equity and are recorded as a component of comprehensive income.

Revenue Recognition Revenue from services is recognized as services are provided by the temporary, contract or leased employees. Revenue from permanent placement services is recognized at the time the permanent placement candidate begins full-time employment. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Allowance for Uncollectible Accounts Receivable The Company records an allowance for uncollectible accounts receivable based on historical loss experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for uncollectible accounts receivable on a quarterly basis and, if necessary, increases or decreases the balance.

Advertising Expenses Advertising expenses, which are expensed as incurred, were $11,800, $12,700 and $13,500 in 2003, 2002 and 2001, respectively.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for uncollectible accounts receivable, workers' compensation, goodwill impairment and income taxes. Actual results could differ materially from those estimates.

Cash and Equivalents Cash and equivalents are stated at cost, which approximates market. The Company considers securities with original maturities of three months or less to be cash and equivalents.

Property and Equipment Property and equipment are stated at cost and are depreciated over their estimated useful lives, principally by the straight-line method. Estimated useful lives range from 15 to 45 years for land improvements, buildings and building improvements, 5 years for equipment and furniture and 3 to 12 years for computer hardware and software. Leasehold improvements are depreciated over the lesser of the life of the lease or 5 years. The Company capitalizes external costs and internal payroll costs incurred in the development of software for internal use in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software is included with equipment, furniture and leasehold improvements on the balance sheet. Depreciation expense was $47,600 for 2003, $45,300 for 2002 and $41,500 for 2001.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

Goodwill and Other Intangible Assets Goodwill represents the excess of the purchase price over the fair value of net assets. Upon adoption of Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets" in the first quarter of 2002, the Company discontinued the amortization of goodwill. See Note 4 for the effects of adopting SFAS No. 142. During 2001 the Company amortized goodwill on a straight-line basis over periods ranging from 20 to 40 years.

Purchased intangible assets, with definite lives, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives (up to 10 years) on a straight-line basis.

Impairment of Long-Lived Assets and Intangible Assets The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill is tested for impairment annually, or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. If the fair market value of the reporting unit tested has fallen below its book value, we then compare the estimated fair value of goodwill to its book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. The Company uses a discounted cash flow methodology to determine fair value.

Accounts Payable and Payroll and Related Taxes Included in accounts payable and payroll and related taxes are outstanding checks in excess of funds on deposit. Such amounts totaled $12,054, $11,156 and $14,446 in accounts payable at year-end 2003, 2002 and 2001, respectively, and $24,973, $21,950 and $19,895 in payroll and related taxes at year-end 2003, 2002 and 2001, respectively.

Income Taxes The company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock-Based Compensation In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company continues to account for stock-based compensation using Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees," and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. Accordingly, no compensation cost has been recognized for incentive and nonqualified stock options. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

	2003	2002	2001
Net earnings, as reported	$ 5,110	$ 18,569	$ 16,549
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,134)	(2,314)	(1,686)
Pro forma net earnings	$ 2,976	$ 16,255	$ 14,863
Earnings per share:			
Basic-as reported	$ .14	$ .52	$ .46
Basic-pro forma	$ .08	$ .46	$ .41
Diluted-as reported	$ .14	$ .52	$ .46
Diluted-pro forma	$ .08	$ .45	$ .41

Since stock options generally become exercisable over several years and additional grants are likely to be made in future years, the pro forma amounts for compensation cost may not be indicative of the effects on net income and earnings per share for future years.

Workers' Compensation The Company establishes accruals for workers' compensation claims utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims. The estimates are based both on historical experience as well as current legal, economic and regulatory factors. The ultimate cost of these claims may be greater than or less than the established accrual. However, the Company believes that any such adjustments will not materially affect its consolidated financial position.

Reclassifications Effective with the first quarter of 2003, the Company changed its method of reporting revenue for Kelly Staff Leasing ("KSL"), a wholly owned subsidiary. KSL is a Professional Employer Organization ("PEO") and is part of the PTSA segment. Consistent with changing PEO industry practice, KSL changed from the gross method of reporting revenue to the net method under Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." As a result, KSL no longer included worksite employee payroll costs in revenue from services or cost of services. This change did not impact gross profit or net earnings. Revenue from services and cost of services have been reclassified for all prior periods for comparability. The effect of this change on prior periods was to reduce revenue from services and cost of services for 2002 and 2001 by $266.5 million and $251.0 million, respectively. Certain other prior year amounts have been reclassified to conform with the current presentation.

2. Short-term Investments

Short-term investments are classified as available for sale. The Company did not hold federal, state or local government obligations as of year-end 2003, 2002 and 2001. The carrying amounts of short-term investments approximate market value.

Interest income was $961, $1,531 and $2,301 for the fiscal years 2003, 2002 and 2001, respectively.

3. Land Sale

In October, 2000, the Company sold undeveloped land, the proceeds from which were used in January, 2001 for the purchase of an office building that will be utilized by the Company for future expansion. For tax purposes, the transaction has been treated as an IRS Code Section 1031 tax-free exchange.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

4. Goodwill and Other Intangible Assets – Adoption of Statement 142

Effective December 31, 2001, the Company adopted Statement of Financial Accounting Standards No.142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which established a new method of testing goodwill and other intangible assets for impairment using a fair-value based approach. Under the new standard, goodwill is no longer amortized as was previously required. Upon adoption, amortization of goodwill and other intangible assets ceased. Amortization of goodwill would have been $2.7 million for fiscal year 2002.

SFAS 142 requires that goodwill be tested for impairment annually or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. Should circumstances change or events occur to indicate that the fair market value of the reporting unit has fallen below its book value, management must then compare the estimated fair value of goodwill to book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. Such an impairment loss would be recognized as a non-cash charge to operating income. We completed our impairment test as of the date of adoption, December 31, 2001 and during the fourth quarter of the years ended December 29, 2002 and December 28, 2003, as required under SFAS 142 and determined that goodwill is not impaired.

The following table presents net earnings and basic and diluted earnings per share for the fiscal years 2003, 2002 and 2001, respectively, as adjusted for the non-amortization provisions of SFAS No. 142.

	2003	2002	2001
Reported net earnings	$ 5,110	$ 18,569	$ 16,549
Add back: Goodwill amortization, net of tax	-	-	2,011
Adjusted net earnings	$ 5,110	$ 18,569	$ 18,560
Basic earnings per share:			
Reported net earnings	$ 0.14	$ 0.52	$ 0.46
Goodwill amortization, net of tax	-	-	0.06
Adjusted net earnings	$ 0.14	$ 0.52	$ 0.52
Diluted earnings per share:			
Reported net earnings	$ 0.14	$ 0.52	$ 0.46
Goodwill amortization, net of tax	-	-	0.06
Adjusted net earnings	$ 0.14	$ 0.52	$ 0.52

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

The changes in the net carrying amount of goodwill for the fiscal years 2002 and 2003 are as follows:

	U.S. Commercial	PTSA	International	Total
Balance as of December 30, 2001	$ 4,719	$ 24,899	$ 44,025	$ 73,643
Reclassification from intangibles	34	34	232	300
Translation adjustment	-	-	6,317	6,317
Balance as of December 29, 2002	4,753	24,933	50,574	80,260
Adjustments to previously recorded purchase price	(276)	(276)	-	(552)
Translation adjustment	-	-	6,080	6,080
Balance as of December 28, 2003	$ 4,477	$ 24,657	$ 56,654	$ 85,788

5. Short-term Borrowings

The Company has a committed $125 million, three-year unsecured multi-currency revolving credit facility used to fund working capital, acquisitions and for general corporate purposes. The interest rate applicable to borrowings under the line of credit is 60 basis points over LIBOR and may include additional costs if the funds are drawn from certain countries. LIBOR rates varied by currency and ranged from 0.9% to 3.5% at December 28, 2003. Borrowings under this arrangement were $37,700, $24,300 and $23,600 at year-end 2003, 2002 and 2001, respectively. The carrying amounts of the Company's borrowings under the lines of credit described above approximate their fair values.

The Company's $125 million, three-year unsecured multi-currency revolving credit facility expires in June, 2006. This credit facility was established in June, 2003 and replaced the previous $100 million, five-year unsecured multi-currency revolving credit facility that would have expired in October, 2003.

During 2001, the Company had an $11,000 uncommitted credit facility to fund its Singapore acquisition. During 2002, all borrowings under this credit facility were repaid. The outstanding balance totaled $7,800 at year-end 2001.

The Company has additional uncommitted one-year local credit facilities that total $30 million as of December 28, 2003. Borrowings under these lines totaled $1,500, $500, and $1,500 at year-end 2003, 2002, and 2001, respectively. Interest rates varied by country and ranged from 2.5% to 8.0% at year-end 2003.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

Interest expense, interest payments and weighted average interest rates related to the short-term borrowings for 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Interest expense	$ 1,038	$ 1,169	$ 2,682
Interest payments	1,046	1,183	2,698
Weighted average interest rate	2.6%	3.3%	4.6%

6. Capitalization

The authorized capital stock of the Company is 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. Class A shares have no voting rights and are not convertible. Class B shares have voting rights and are convertible into Class A shares on a share-for-share basis at any time. Both classes of stock have identical rights in the event of liquidation.

During 2003, the Company repurchased 1,000,000 shares of Class A common stock in a negotiated transaction from the William R. Kelly Trust. The total value of the share repurchase was $26,037, or $26.04 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase. In addition, the Company purchased 4,600 shares of its Class B common stock at a total cost of $112. During 2002, the Company repurchased 500,000 shares of its Class A common stock from the William R. Kelly Trust. The total cost of the share repurchase was $13,140 or $26.28 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase. In addition, the Company purchased 3,200 shares of its Class B common stock at a total cost of $76. During 2001, the Company repurchased 2,858 shares of its Class B common stock at a total cost of $64.

7. Earnings Per Share

The reconciliations of earnings per share computations for the fiscal years 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Net earnings	$ 5,110	$ 18,569	$ 16,549
Determination of shares (thousands):			
Weighted average common shares outstanding	35,289	35,724	35,829
Effect of dilutive securities:			
Stock options	47	52	1
Restricted and performance awards and other	19	124	100
Weighted average common shares outstanding - assuming dilution	35,355	35,900	35,930
Earnings per share - basic	$ .14	$ .52	$ .46
Earnings per share - assuming dilution	$ .14	$ .52	$ .46

Stock options to purchase 2,188,000, 1,291,000 and 2,503,000 shares of common stock at a weighted average price per share of $27.16, $27.95 and $27.04 were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share. The exercise prices of these options were greater than the average market price of the common shares and the options were therefore anti-dilutive.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

8. Supplemental Cash Flow Information

Changes in operating assets and liabilities, as disclosed in the statements of cash flows, for the fiscal years 2003, 2002 and 2001, respectively, were as follows:

	2003	2002	2001
(Increase) decrease in accounts receivable	$ (63,516)	$ (9,420)	$ 86,491
(Increase) decrease in prepaid expenses and other current assets	(5,930)	7,162	(1,166)
Increase (decrease) in accounts payable	4,727	(4,040)	830
Increase (decrease) in payroll and related taxes	20,490	17,522	(9,377)
Increase in accrued insurance	21,268	10,090	8,078
Decrease in income and other taxes	(2,287)	(2,295)	(334)
Total changes in operating assets and liabilities	$ (25,248)	$ 19,019	$ 84,522

Cash flows from short-term investments for 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Sales/Maturities	$ 745	$ 4,428	$ 2,318
Purchases	(603)	(4,397)	(554)
Total	$ 142	$ 31	$ 1,764

9. Retirement Benefits

The Company provides a qualified defined contribution plan covering substantially all full-time employees, except officers and certain other management employees. Upon approval by the Board of Directors, a discretionary contribution based on eligible wages is funded annually. The plan also offers a savings feature with Company matching contributions. Assets of this plan are held by an independent trustee for the sole benefit of participating employees.

A nonqualified deferred compensation plan is provided for officers and certain other management employees. Upon approval by the Board of Directors, a discretionary contribution based on eligible wages is made annually. This plan also includes provisions for salary deferrals and Company matching contributions.

The liability for the nonqualified plan was $48,000, $40,300 and $44,800 as of year-end 2003, 2002 and 2001, respectively, and is included in accrued retirement benefits. In connection with the administration of this plan, the Company has purchased company-owned variable universal life insurance policies insuring the lives of certain officers and key employees. The cash surrender value of these policies, which is based primarily on investments in publicly traded mutual funds, was $49,500, $40,600 and $44,200 at year-end 2003, 2002 and 2001, respectively. These investments are included in other assets and are restricted for the use of funding this plan.

Amounts expensed for retirement benefits totaled $2,700 in 2003, $6,500 in 2002 and $7,700 in 2001.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

10. Income Taxes

Pretax income (loss) for the years 2003, 2002 and 2001 was taxed under the following jurisdictions:

	2003	2002	2001
Domestic	$ 21,192	$ 42,649	$ 38,597
Foreign	(12,532)	(11,895)	(11,011)
Total	$ 8,660	$ 30,754	$ 27,586

The provision for income taxes was as follows:

	2003	2002	2001
Current tax expense:			
U.S. federal	$ (2,300)	$ 968	$ 6,780
U.S. state and local	2,750	2,300	2,000
Foreign	164	2,327	2,499
Total current	614	5,595	11,279
Total deferred	2,936	6,590	(242)
Total provision	$ 3,550	$ 12,185	$ 11,037

Deferred tax assets are comprised of the following:

	2003	2002	2001
Depreciation and amortization	$ (28,173)	$ (24,374)	$ (14,158)
Employee compensation and benefit plans	26,888	25,944	26,112
Workers' compensation	32,208	25,538	22,154
Translation adjustment	524	3,037	4,058
Bad debt allowance	5,021	4,215	3,194
Loss carryforwards	23,929	15,532	9,467
Other, net	4,049	6,177	5,504
Subtotal	64,446	56,069	56,331
Valuation allowance	(24,878)	(11,088)	(3,447)
Net deferred tax assets	39,568	44,981	52,884
Net deferred tax liabilities	(363)	(328)	(620)
Net deferred taxes	$ 39,205	$ 44,653	$ 52,264

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

The differences between income taxes for financial reporting purposes and the U.S. statutory rate of 35% are as follows:

	2003	2002	2001
Income tax based on statutory rate	$ 3,031	$ 10,764	$ 9,655
State income taxes, net of federal benefit	1,788	1,495	1,300
General business credits	(5,851)	(2,925)	(1,755)
Life insurance cash surrender value	(2,503)	2,394	2,236
Valuation allowance	12,234	7,377	1,931
Foreign items	(5,452)	(1,996)	(2,407)
Settlement of prior years' audit issues	(336)	(5,270)	(414)
Non-deductible items	643	414	494
Other, net	(4)	(68)	(3)
Total	$ 3,550	$ 12,185	$ 11,037

In 2002, the Internal Revenue Service completed its examination of the Company's federal income tax returns through 1999. The Company believes that adequate tax accruals have been provided for all years.

The net tax effect of foreign loss carryforwards at December 28, 2003 totaled $23,929 which expire as follows:

Year	Amount
2004-2005	$ 486
2006-2008	3,782
2009-2013	3,639
No expiration	16,022
Total	$ 23,929

The Company has established a valuation allowance for loss carryforwards and future deductible items related to certain foreign operations. The valuation allowance is determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. The Company's foreign losses in recent periods represented sufficient negative evidence to require a valuation allowance under SFAS 109. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support realization of the foreign deferred tax assets.

Provision has not been made for U.S. or additional foreign income taxes on an estimated $21,367 of undistributed earnings of foreign subsidiaries, which are permanently reinvested. If such earnings were to be remitted, management believes that U.S. foreign tax credits would largely eliminate any such U.S. and foreign income taxes.

The Company paid income taxes of $10,000 in 2003, $10,300 in 2002 and $12,700 in 2001. Deferred income taxes recorded in foreign currency translation adjustments were a charge of $2,513 in 2003 and $1,021 in 2002 and a credit of $554 in 2001, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

11. Performance Incentive Plan

Under the Performance Incentive Plan (the "Plan"), the Company may grant stock options (both incentive and nonqualified), stock appreciation rights (SARs), restricted awards and performance awards to key employees utilizing the Company's Class A stock. Stock options may not be granted at prices less than the fair market value on the date of grant, nor for a term exceeding 10 years. The Plan provides that the maximum number of shares available for grants is 10 percent of the outstanding Class A stock, adjusted for Plan activity over the preceding five years. Shares available for future grants at year-end 2003, 2002 and 2001 were 797,000, 1,133,000 and 1,269,000, respectively.

The Company applies APB No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for incentive and nonqualified stock options. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2003	2002	2001
Net earnings, as reported	$ 5,110	$ 18,569	$ 16,549
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,134)	(2,314)	(1,686)
Pro forma net earnings	$ 2,976	$ 16,255	$ 14,863
Earnings per share:			
Basic-as reported	$ .14	$ .52	$ .46
Basic-pro forma	$ .08	$ .46	$ .41
Diluted-as reported	$ .14	$ .52	$ .46
Diluted-pro forma	$ .08	$ .45	$ .41

Since stock options generally become exercisable over several years and additional grants are likely to be made in future years, the pro forma amounts for compensation cost may not be indicative of the effects on net income and earnings per share for future years.

The fair value of each option included is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	1.9 %	2.0 %	4.0 %
Risk-free interest rate	3.0 %	4.0 %	5.0 %
Expected volatility	31.7 %	31.0 %	30.0 %
Expected lives	5 yrs	5 yrs	6 yrs

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

A summary of the status of stock option grants under the Plan as of December 28, 2003, December 29, 2002 and December 30, 2001, and changes during the years ended on those dates, is presented as follows:

2001:	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	2,071,000	$27.29
Granted	533,000	24.36
Exercised	(4,000)	24.68
Cancelled	(288,000)	27.52
Outstanding at end of year	2,312,000	$26.60
Options exercisable at year end	1,022,000	$28.25
Weighted average fair value of options granted during the year	$5.86	
2002:		
Outstanding at beginning of year	2,312,000	$26.60
Granted	460,000	22.69
Exercised	(40,000)	23.83
Cancelled	(123,000)	24.77
Outstanding at end of year	2,609,000	$26.04
Options exercisable at year end	1,454,000	$27.55
Weighted average fair value of options granted during the year	$6.30	
2003:		
Outstanding at beginning of year	2,609,000	$26.04
Granted	626,000	24.63
Exercised	(158,000)	24.22
Cancelled	(105,000)	25.92
Outstanding at end of year	2,972,000	$25.86
Options exercisable at year end	1,772,000	$27.06
Weighted average fair value of options granted during the year	$6.66	

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

The following table summarizes information about options outstanding at year-end 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/28/03	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable as of 12/28/03	Weighted Average Exercise Price
$20.00-22.00	121,000	8.03	$21.00	74,000	$21.00
$22.01-24.00	849,000	7.10	23.27	449,000	23.58
$24.01-25.00	763,000	7.82	24.50	296,000	24.48
$25.01-28.00	583,000	7.45	25.75	309,000	26.07
$28.01-32.00	382,000	3.09	29.21	370,000	29.24
$32.01-36.50	274,000	4.27	35.33	274,000	35.33
$20.00-36.50	2,972,000	6.62	$25.86	1,772,000	$27.06

Restricted awards are issued to certain key employees and are subject to forfeiture until the end of an established restriction period. Restricted awards totaling 159,900, 101,800 and 166,500 shares were granted under the Plan during 2003, 2002 and 2001, respectively. The weighted average grant date price of such awards was $24.71, $22.72 and $26.21 for 2003, 2002 and 2001, respectively. Restricted awards outstanding totaled 269,000, 228,000 and 241,000 shares at year-end 2003, 2002 and 2001, respectively, and have a weighted average remaining life of 1.9 years at December 28, 2003.

Total compensation cost recognized for restricted awards was $2,800, $3,000 and $2,200 for 2003, 2002 and 2001, respectively. As of December 28, 2003, no SARs have been granted under the Plan.

12. Lease Commitments

The Company conducts its field operations primarily from leased facilities. The following is a schedule by fiscal year of future minimum commitments under operating leases as of December 28, 2003:

Fiscal year:		
2004	$	41,700
2005		33,800
2006		25,800
2007		19,000
2008		12,200
Later years		16,000
Total	$	148,500

Lease expense for fiscal 2003, 2002 and 2001 amounted to $49,000, $46,800 and $44,500, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

13. Contingencies

The Company is subject to various legal proceedings, claims and liabilities which arise in the ordinary course of its business. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance and it is reasonably possible that some of the foregoing matters could be decided unfavorably to the Company. Although the amount of the liability at year-end 2003 with respect to these matters cannot be ascertained, the Company believes that any resulting liability will not be material to the financial position of the Company at year-end 2003.

The Company has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

14. Segment Disclosures

The Company's reportable segments are: (1) U.S. Commercial Staffing, (2) Professional, Technical and Staffing Alternatives (PTSA) and (3) International. U.S. Commercial Staffing includes traditional office services, along with education, call center and light industrial staffing. PTSA includes various specialty staffing services ranging from finance and engineering to information, legal and health care. The staffing alternatives units include staff leasing, outsourcing, consulting, recruitment and vendor management services. International includes staffing services in the countries outside the U.S. listed below. The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies.".

During 2003, international operations were conducted in Australia, Belgium, Canada, Denmark, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, the Philippines, Puerto Rico, Russia, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom.

The following table presents information about the reported operating income of the Company for the fiscal years 2003, 2002 and 2001. Segment data presented is net of intersegment revenues. Asset information by reportable segment is not reported, since the Company does not produce such information internally.

	2003	2002	2001
Revenue from services:			
U.S. Commercial Staffing	$ 2,131,529	$ 2,104,622	$ 2,094,798
PTSA	895,002	870,370	824,081
International	1,298,624	1,081,953	1,086,999
Consolidated Total	$ 4,325,155	$ 4,056,945	$ 4,005,878
Earnings (loss) from operations:			
U.S. Commercial Staffing	$ 92,943	$ 118,656	$ 114,688
PTSA	52,992	50,954	47,984
International	(984)	4,931	9,138
Corporate	(136,214)	(144,149)	(143,843)
Consolidated Total	$ 8,737	$ 30,392	$ 27,967

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

Specified items included in segment earnings for the fiscal years 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Depreciation and Amortization:			
U.S. Commercial Staffing	$ 5,501	$ 5,480	$ 5,322
PTSA	1,795	1,923	2,747
International	8,704	8,828	11,723
Corporate	31,795	29,197	24,604
Consolidated Total	$ 47,795	$ 45,428	$ 44,396
Interest Income:			
U.S. Commercial Staffing	$ -	$ -	$ -
PTSA	3	-	-
International	543	616	417
Corporate	415	915	1,884
Consolidated Total	$ 961	$ 1,531	$ 2,301
Interest Expense:			
U.S. Commercial Staffing	$ -	$ -	$ -
PTSA	-	-	-
International	533	1,056	2,542
Corporate	505	113	140
Consolidated Total	$ 1,038	$ 1,169	$ 2,682

A summary of long-lived assets information by geographic area as of the years ended 2003, 2002 and 2001 follows:

	2003	2002	2001
Long-Lived Assets:			
Domestic	$ 195,997	$ 211,312	$ 218,774
International	84,525	78,771	73,597
Total	$ 280,522	$ 290,083	$ 292,371

Long-lived assets include property and equipment and intangible assets. No single foreign country's long-lived assets were material to the consolidated long-lived assets of the Company.

Foreign revenue is based on the country in which the legal subsidiary is domiciled. No single foreign country's revenue was material to the consolidated revenues of the Company.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

15. New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to variable interest entities created after January 31, 2003. Variable interest entities created prior to February 1, 2003, must be consolidated effective December 31, 2003. Disclosures are required currently if the Company expects to consolidate any variable interest entities. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46 (R)"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not have any variable interest entities; therefore FIN 46 and FIN 46 (R) will not have a material effect on the Company's consolidated results of operations or financial position.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not have any derivative instruments; therefore SFAS 149 will not have a material impact on our consolidated results of operations, cash flows or financial condition.

In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures three classes of freestanding financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not entered into any financial instruments within the scope of SFAS 150 since May 31, 2003, nor does it currently hold any financial instruments within its scope.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," ("SFAS 132") which revises employers' disclosures about pension plans and other postretirement benefit plans. It requires disclosures in addition to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined pension plans and other defined benefit postretirement plans. The Company does not offer a defined pension plan or other defined benefit postretirement plans within the scope of the revised SFAS No. 132.

NOTES TO FINANCIAL STATEMENTS *(continued)*
Kelly Services, Inc. and Subsidiaries

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(In thousands of dollars except per share items)				
Revenue from services (1)					
2003	**$1,003,397**	**$1,059,517**	**$1,097,268**	**$1,164,973**	**$4,325,155**
2002	936,613	1,014,841	1,057,290	1,048,201	4,056,945
2001	1,030,328	1,006,418	1,000,476	968,656	4,005,878
Cost of services (1)					
2003	**837,845**	**887,113**	**924,661**	**978,905**	**3,628,524**
2002	777,653	844,625	875,028	866,913	3,364,219
2001	848,954	828,099	828,755	802,215	3,308,023
Selling, general and administrative expenses					
2003	**165,162**	**169,955**	**169,898**	**182,879**	**687,894**
2002	157,774	163,741	171,547	169,272	662,334
2001	173,199	167,448	163,975	165,266	669,888
Net earnings					
2003	**310**	**1,484**	**1,504**	**1,812**	**5,110**
2002	796	3,935	6,505	7,333	18,569
2001	4,800	6,460	4,566	723	16,549
Basic earnings per share (2)					
2003	**.01**	**.04**	**.04**	**.05**	**.14**
2002	.02	.11	.18	.21	.52
2001	.13	.18	.13	.02	.46
Diluted earnings per share (2)					
2003	**.01**	**.04**	**.04**	**.05**	**.14**
2002	.02	.11	.18	.21	.52
2001	.13	.18	.13	.02	.46
Dividends per share					
2003	**.10**	**.10**	**.10**	**.10**	**.40**
2002	.10	.10	.10	.10	.40
2001	.25	.25	.25	.10	.85

(1) As discussed in Note 1 to the financial statements, the Company changed its method of reporting revenue for Kelly Staff Leasing. This change did not impact gross profit or net earnings. Revenue from services and cost of services adjustments for the first, second, third and fourth quarters of 2002 were $63.4 million, $62.1 million, $65.4 million and $75.6 million, respectively. Revenue from services and cost of services adjustments for the first, second, third and fourth quarters of 2001 were $56.9 million, $59.8 million, $65.9 million and $68.4 million, respectively.

(2) Earnings per share amounts for each quarter are required to be computed independently and may not equal the amounts computed for the total year.

SCHEDULE II - VALUATION RESERVES
Kelly Services, Inc. and Subsidiaries
December 28, 2003
(In thousands of dollars)

Description		Balance at beginning of year	Charged to costs and expenses	Currency exchange effects	Deductions from reserves		Balance at end of year
Fifty-two weeks ended December 28, 2003:							
Reserve deducted in the balance sheet from the assets to which it applies -							
Allowance for doubtful accounts	$	12,533	7,985	650	(6,185)	$	14,983
Deferred tax assets valuation allowance	$	11,088	12,234	1,556	-	$	24,878
Fifty-two weeks ended December 29, 2002:							
Reserve deducted in the balance sheet from the assets to which it applies -							
Allowance for doubtful accounts	$	12,105	7,882	451	(7,905)	$	12,533
Deferred tax assets valuation allowance	$	3,447	7,377	264	-	$	11,088
Fifty-two weeks ended December 30, 2001:							
Reserve deducted in the balance sheet from the assets to which it applies -							
Allowance for doubtful accounts	$	13,614	8,272	(186)	(9,595)	$	12,105
Deferred tax assets valuation allowance	$	1,581	1,931	(65)	-	$	3,447

INDEX TO EXHIBITS
REQUIRED BY ITEM 601,
REGULATION S-K

Exhibit No.	Description	Page
3.1	Restated Certificate of Incorporation.	49
3.2	By-laws.	58
4	Rights of security holders are defined in Articles Fourth, Fifth, Seventh, Eighth, Ninth, Tenth, Eleventh, Twelfth, Thirteenth, Fourteenth and Fifteenth of the Restated Certificate of Incorporation, Exhibit 3.1.	
10.1	Short-Term Incentive Plan, as amended and restated on March 23, 1998 and further amended on February 6, 2003. (Reference is made to Exhibit 10.1 to the Form 10-Q for the quarterly period ended June 29, 2003, filed with the Commission in August, 2003, which is incorporated herein by reference).	
10.2	Kelly Services, Inc. Performance Incentive Plan, as amended and restated on March 29, 1996 and further amended on April 14, 2000 and July 29, 2003.	65
10.3	Kelly Services, Inc. 1999 Non-Employee Directors Stock Option Plan. (Reference is made to Exhibit A to the Definitive Proxy Statement for the fiscal year ended January 3, 1999, filed with the Commission in April, 1999, which is incorporated herein by reference).	
10.4	Loan Agreement dated as of June 24, 2003. (Reference is made to Exhibit 10.2 to the Form 10-Q for the quarterly period ended June 29, 2003, filed with the Commission in August, 2003, which is incorporated herein by reference).	
14	Code of Business Conduct and Ethics, adopted February 9, 2004.	74
21	Subsidiaries of Registrant.	76
23	Consent of Independent Accountants.	79
24	Power of Attorney.	80
31.1	Certification Pursuant to Rule 13a-15(e)/15d-15(e).	81
31.2	Certification Pursuant to Rule 13a-15(e)/15d-15(e).	82
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	83
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	84

Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION
OF
KELLY SERVICES, INC.

* * * * *

Kelly Services, Inc., a corporation organized and existing under the laws of Delaware, certifies as follows:

1. The name of the Corporation is KELLY SERVICES, INC.

2. The original certificate of incorporation was filed with the Secretary of State of Delaware on August 27, 1952 under the name of PERSONNEL SERVICE, INC.

3. This Restated Certificate was duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware, without vote of the stockholders. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the corporation's Certificate of Incorporation as theretofore amended or supplemented, and there is no discrepancy between those provisions and the provisions of the restated certificate.

4. The text of the Certificate of Incorporation of the corporation is hereby restated so as to read in its entirety as follows:

FIRST: The name of this corporation is Kelly Services, Inc.

SECOND: Its principal office in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its resident agent at such address is The Corporation Trust Company.

THIRD: The nature of the business, or objects or purposes to be transacted, promoted or carried on are:

To furnish office, clerical, supervisory and consultant services.

To manufacture, purchase or otherwise acquire, invest in, own, mortgage, pledge, sell, assign and transfer or otherwise dispose of, trade, deal in and deal with goods, wares and merchandise and personal property of every class and description.

To acquire, and pay for in cash, stock or bonds of this corporation or otherwise, the good will, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities of any person, firm, association or corporation.

To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trade-marks and trade names, relating to or useful in connection with any business of this corporation.

To acquire by purchase, subscription or otherwise, and to receive, hold, own, guarantee, sell, assign, exchange, transfer, mortgage, pledge or otherwise dispose of or deal in and with any of the shares of the capital stock, or any voting trust certificates in respect of the shares of capital stock, scrip, warrants, rights, bonds, debentures, notes, trust receipts, and other securities, obligations, choses in action and evidences of indebtedness or interest issued or created by any corporations, joint stock companies, syndicates, associations, firms, trusts or persons, public or private, or by the government of the United States of America, or by any foreign government, or by any state, territory, province, municipality or other political subdivision or by any governmental agency, and as owner thereof to possess and exercise all the rights, powers and privileges of ownership, including the right to execute consents and vote thereon, and to do any and all acts and things necessary or advisable for the preservation, protection, improvement and enhancement in value thereof.

To enter into, make and perform contracts of every kind and description with any person, firm, association, corporation, municipality, county, state, body politic or government or colony or dependency thereof.

To borrow or raise moneys for any of the purposes of the corporation and, from time to time, without limit as to amount to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the corporation, whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the corporation for its corporate purposes.

To loan to any person, firm or corporation any of its surplus funds, either with or without security.

To purchase, hold, sell and transfer the shares of its own capital stock; provided it shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of its capital except as otherwise permitted by law, and provided further that shares of its own capital stock belonging to it shall not be voted upon directly or indirectly.

To operate a private trade school and business school in the State of Michigan after obtaining the necessary license for such operation for the instruction of students in various office skills, including, but not by way of limitation, instruction in the use of various office equipment and machines.

To have one or more offices, to carry on all or any of its operations and business and without restriction or limit as to amount to purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description in any of the States, Districts, Territories or Colonies of the United States, and in any and all foreign countries, subject to the laws of such State, District, Territory, Colony or Country.

In general, to carry on any other business in connection with the foregoing, and to have and exercise all the powers conferred by the laws of Delaware upon corporations formed under the General Corporation Law of the State of Delaware, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do.

The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this certificate of incorporation, but the objects and purposes specified in each of the foregoing clauses of this article shall be regarded as independent objects and purposes.

FOURTH:

Division A

The total number of shares of stock which the corporation shall have authority to issue is 110,000,000 shares, the par value of each of the shares is $1.00, amounting in the aggregate to $110,000,000, and the shares are divided into two classes consisting of 100,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock.

Division B

The designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions in respect of the shares of each class are as follows:

(a) Dividends. Holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive dividends, out of funds legally available therefor, when and as declared by the Board of Directors, subject only to the limitations that (1) no cash dividend payable on the shares of the Class B Common Stock shall be declared unless the Board of Directors shall concurrently declare a cash dividend on the shares of the Class A Common Stock at a rate which is not less than the rate of the cash dividend payable on the shares of the Class B Common Stock (but a cash dividend may be declared on the Class A Common Stock without declaring a cash dividend on the Class B Common Stock), and (2) no dividend payable in shares of the Class B Common Stock shall be declared on the Class A Common Stock (but a dividend payable in shares of Class A Common Stock may be declared on the Class A Common Stock or the Class B Common Stock and a dividend payable in shares of Class B Common Stock may be declared on the Class B Common Stock).

(b) Voting Rights. Except on matters where their vote is required by Delaware law, the holders of the Class A Common Stock shall not be entitled to vote on any matter coming before any meeting of stockholders. The holders of the Class B Common Stock shall be entitled to one vote per share upon each matter coming before any meeting of stockholders.

(c) Conversion of Class B Common Stock.

1. Shares of Class B Common Stock shall be convertible, at the option of the respective holders thereof, at any time, into fully paid and non-assessable shares of Class A Common Stock on the basis of one share of Class A Common Stock for each share of Class B Common Stock.

2. No payment or adjustment with respect to dividends on shares of the Class A Common Stock or on the Class B Common Stock shall be made in connection with any conversion of shares of Class B Common Stock into shares of Class A Common Stock.

3. The holders of a certificate or certificates for Class B Common Stock, in order to effect the conversion of shares represented thereby, shall surrender the certificate or certificates to the corporation or to the Transfer Agent for the shares of the Class B Common Stock, with request for conversion. If the shares of the Class A Common Stock issuable upon conversion are to be issued in a name other than that in which the shares of the Class B Common Stock to be converted are registered, the certificate or certificates shall be duly endorsed for transfer or accompanied by a duly executed stock transfer power, and shall also be accompanied by the necessary stock transfer stamps or equivalent funds.

Upon surrender of the certificate or certificates, the corporation shall issue and deliver or cause to be issued and delivered to the person entitled thereto a certificate or certificates for the number of full shares of the Class A Common Stock issuable upon conversion. The corporation shall pay all original issue taxes, if any, payable upon the issue of shares of the Class A Common Stock issued upon any conversion.

The conversion shall be deemed to have been effected on the date of the surrender of the certificate or certificates of shares of the Class B Common Stock, and the person in whose name the certificate or certificates of the shares of the Class A Common Stock issuable upon conversion are to be issued shall be deemed to be the holder of record of the shares as of that date.

4. If there should be any capital reorganization or any reclassification of the Class A Common Stock, the shares of the Class B Common Stock shall thereafter have the right to be converted into the number of shares of stock or other securities or property of the corporation to which outstanding shares of the Class A Common Stock would have been entitled upon the effective date of the reorganization or reclassification. The Board of Directors shall make an appropriate adjustment in the application of the provisions of this paragraph (c) with respect to the conversion rights of the holders of the shares of the Class B Common Stock after the reorganization or reclassification, to the end that the provisions shall be applicable, as nearly as reasonably may be, in respect to any shares or other securities or property thereafter issuable or deliverable upon the conversion of shares of the Class B Common Stock. The provisions of this sub-paragraph shall not apply to a reorganization or reclassification involving merely a subdivision or combination of outstanding shares of the Class A Common Stock.

5. In case the corporation shall be consolidated with or merged into any other corporation or shall sell or transfer its property and business as or substantially as an entirety, then the stock or other securities or other property, including cash, issuable or deliverable in connection with such consolidation, merger or sale in respect of each share of the Class A Common Stock then outstanding, shall thereafter, for the purposes of the conversion rights of the Class B Common Stock, be deemed the equivalent of one share of Class A Common Stock. Upon the exercise of conversion rights, holders of Class B Common Stock shall be entitled to receive on an equivalent basis and at the same rate and on the other terms and conditions set forth in this paragraph (c), the stock or other securities or property, including cash, deemed to be the equivalent of Class A Common Stock. Lawful provisions to this effect shall be made a part of and condition to the consolidation, merger or sale.

6. In case the corporation shall propose (i) to effect any reclassification of the Class A Common Stock or any capital reorganization involving a change in the Class A Common Stock, other than a reclassification or reorganization involving merely a subdivision or combination of outstanding shares of the Class A Common Stock, or (ii) to consolidate with or merge into another corporation, or to sell or transfer its property and business as or substantially as an entirety, then, in each such case, the corporation shall file with each Transfer Agent for the shares of the Class B Common Stock and shall mail to the holders of record of the shares at their respective addresses then appearing on the records of the corporation a statement, signed by an officer of the corporation, with respect to the proposed action, the statement to be so filed and mailed at least 30 days prior to the record date for holders of the Class A Common Stock for the purposes thereof. The statement shall set forth such facts with respect to the proposed action as shall be reasonably necessary to inform each Transfer Agent for the shares of the Class B Common Stock and the holders of those shares as to the effect of the action upon the conversion rights of the holders.

7. The corporation shall at all times have authorized but unissued, or in its treasury, a number of shares of the Class A Common Stock sufficient for the conversion of all shares of the Class B Common Stock from time to time outstanding.

8. In case the shares of the Class A Common Stock or the Class B Common Stock at any time outstanding shall, by reclassification or otherwise, be subdivided into a greater number of shares or combined into a lesser number of shares, the shares of Class B Common Stock or Class A Common Stock, respectively, then outstanding shall, at the same time, be subdivided or combined, as the case may be, on the same basis.

(d) Preemptive Rights. Holders of the Class A Common Stock shall have no preemptive right to subscribe to any securities issued by the corporation. Holders of the Class B Common Stock shall have the preemptive right to subscribe to additional shares of Class B Common Stock, or any other voting stock or any security convertible into Class B Common Stock or other voting stock, hereafter issued by the corporation.

(e) Liquidation Preferences.

1. In the event of dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of the Class A Common Stock and of the Class B Common Stock shall be entitled to payment out of the assets of the corporation ratably in accordance with the number of shares held by them respectively.

2. Neither a consolidation nor a merger of the corporation with or into any other corporation, nor a merger of any other corporation into the corporation, nor the purchase or other acquisition by the corporation of all or a part of the outstanding shares of any class or classes of its stock, nor the sale or transfer of the property and business of the corporation, as or substantially as an entirety, shall be considered a dissolution, liquidation or winding up of the corporation within the meaning of the foregoing provisions.

FIFTH: The business, property and affairs of this corporation shall be managed by a Board of Directors consisting of no fewer than five (5) and no more than nine (9) members, the exact number to be determined from time to time by resolution of the Board of Directors. The directors shall be classified with respect to the term for which they shall severally hold office by dividing them into three classes, as nearly equal in number as may be, the classes to hold office for successive terms of three years, respectively, but all directors of the corporation shall hold office until their successors are elected and qualified. The Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by the by-laws directed or required to be exercised or done by the stockholders.

Newly created directorships resulting from any increase in the authorized number of directors and vacancies in the Board of Directors from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled by a majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the annual meeting at which the term of the class to which they shall have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Any director, or the entire Board of Directors, may be removed at any time, but only for cause. The affirmative vote of the holders of 75% of the voting power of all of the stock of this corporation entitled to vote in elections of directors shall be required to remove a director from office. The stockholders of the corporation are expressly prohibited from cumulating their votes in any election of directors of the corporation.

SIXTH: The names and places of residence of the incorporators were as follows:

NAMES	RESIDENCES
L. E. Gray	Wilmington, Delaware
S. M. Brown	Wilmington, Delaware
A. D. Atwell	Townsend, Delaware

SEVENTH: By-laws of the corporation may be adopted, amended or repealed by the affirmative vote of a majority of the total number of directors or by the affirmative vote of the holders of 75% of the voting power of all of the stock of this corporation entitled to vote in elections of directors. The by-laws may contain any provision for the regulation and management of the affairs of the corporation and the rights or powers of its stockholders, directors, officers, or employees not inconsistent with the laws of the State of Delaware.

EIGHTH:

(a) Except as set forth in paragraph (d) of this Article, the affirmative vote of the holders of 75% of the voting power of all of the stock of this corporation entitled to vote in elections of directors shall be required:

(i) for a merger or consolidation of this corporation or any subsidiary thereof with or into any other corporation, or

(ii) for any sale or lease of all or any substantial part of the assets of this corporation or any subsidiary thereof to any other corporation, person or other entity, or

(iii) for any sale or lease to this corporation or any subsidiary thereof of any assets (except assets having an aggregate fair market value of less than $5,000,000) in exchange for voting securities (or securities convertible into voting securities or options, warrants or rights to purchase voting securities or securities convertible into voting securities) of this corporation or any subsidiary by any other corporation, person or other entity, if as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon the other corporation, person or other entity which is party to the transaction is the beneficial owner, directly or indirectly, of 5% or more in number of shares of the outstanding shares of any class of stock of this corporation entitled to vote in elections of directors.

(b) For purposes of this Article, any corporation, person or other entity shall be deemed to be the beneficial owner of any shares of stock of this corporation,

(i) which it owns directly, whether or not of record; or

(ii) which it has the right to acquire pursuant to any agreement or understanding or upon exercise of conversion rights, warrants or options or otherwise, whether or not presently exercisable; or

(iii) which are beneficially owned, directly or indirectly (including shares deemed to be owned through application of clause (ii) above) by an "affiliate" or "associate" as those terms are defined herein; or

(iv) which are beneficially owned, directly or indirectly by any other corporation, person or entity (including any shares which the other corporation, person or entity has the right to acquire pursuant to any agreement or understanding or upon exercise of conversion rights, warrants or options or otherwise, whether or not presently exercisable) with which it or its "affiliates" or "associates" has any agreement or arrangement or understanding for the purpose of acquiring, holding, voting or disposing of stock of this corporation.

For the purposes of this Article EIGHTH, the outstanding shares of stock of this corporation shall include shares deemed owned through the application of clauses (b) (ii), (iii) and (iv) above, but shall not include any other shares which may be issuable pursuant to any agreement or upon exercise of conversion rights, warrants, options or otherwise.

For the purposes of this Article EIGHTH, the term "affiliate" shall mean any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the corporation, person or other entity. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the corporation, person or other entity, whether through the ownership of voting securities, by contract, or otherwise.

For the purposes of this Article EIGHTH, the term "associate" shall mean (1) any corporation or organization (other than this corporation or a majority-owned subsidiary of this corporation) of which the corporation, person or other entity is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (2) any trust or other estate in which the corporation, person or other entity has a substantial beneficial interest or as to which the corporation, person or other entity serves as a trustee or in a similar fiduciary capacity; and (3) any relative or spouse of a person, or any relative of a spouse, who has the same home as the person or who is a director or officer of this corporation or any of its subsidiaries.

(c) The Board of Directors shall have the power and duty to determine for the purpose of this Article EIGHTH on the basis of information known to the Board of Directors of this corporation, whether

i) the other corporation, person or other entity beneficially owns more than 5% in number of shares of the outstanding shares of any class of stock of this corporation entitled to vote in elections of directors;

(ii) a corporation, person or other entity is an "affiliate" or "associate" (as defined in paragraph (b) above) of another; and

(iii) the assets being acquired by this corporation, or any subsidiary thereof, have an aggregate fair market value of less than $5,000,000.

Any such determination shall be conclusive and binding for all purposes of this Article EIGHTH.

(d) The provisions of this Article EIGHTH shall not apply to any merger or other transaction referred to in this Article EIGHTH with any corporation, person or other entity if (1) the Board of Directors of this corporation has approved a memorandum of understanding with the other corporation, person or other entity with respect to the transaction prior to the time that the other corporation, person or other entity shall have become a beneficial owner of more than 5% in number of shares of the outstanding shares of stock of any class of this corporation entitled to vote in elections of directors; or (2) the transaction is otherwise approved by the Board of Directors of this corporation, provided that a majority of the members of the Board of Directors voting for the approval of the transaction were duly elected and acting members of the Board of Directors prior to the time that the other corporation, person or other entity shall have become a beneficial owner of more than 5% in number of shares of the outstanding shares of stock of any class of this corporation entitled to vote in elections of directors. In addition, the provisions of this Article EIGHTH shall not apply to any merger or other transaction referred to in this Article EIGHTH with a subsidiary (which terms shall mean a corporation of which a majority of the outstanding shares of stock entitled to vote in elections of directors is owned by this corporation directly, and/or indirectly through one or more other subsidiaries).

NINTH: In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation.

From time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of this corporation (other than the stock ledger), or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right of inspecting any account, book or document of this corporation except as conferred by statute, unless authorized by a resolution of the stockholders or directors.

By resolution or resolutions, passed by a majority of the whole board to designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions, or in the by-laws of this corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of this corporation, and may have power to authorize the seal of this corporation to be affixed to all papers which may require it. The committee or committees shall have the name or names as may be stated in the by-laws of this corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

This corporation may in its by-laws confer powers upon its directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon them by the statute.

Both stockholders and directors shall have power, if the by-laws so provide, to hold their meetings, and to have one or more offices within or without the State of Delaware, and to keep the books of this corporation (subject to the provisions of the statutes), outside of the State of Delaware at such places as may be from time to time designated by the Board of Directors.

TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 3883 of the Revised Code of 1915 of said State, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 43 of the General Corporation Law of the State of Delaware, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said Court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the Court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ELEVENTH: The Board of Directors of this corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of this corporation; (b) merge or consolidate this corporation with another corporation; or (c) purchase or otherwise acquire all or substantially all of the properties and assets of this corporation, shall, in connection with the exercise of its judgment in determining what is in the best interest of this corporation and its stockholders, give due consideration to such factors as the Board of Directors determines to be relevant, including without limitation, the social, legal and economic effects of the proposed transaction upon employees, customers, suppliers, and other affected persons, firms and corporations and on the communities in which this corporation and its subsidiaries operate or are located.

TWELFTH: No action required or permitted to be taken at any annual or special meeting of the stockholders of this corporation may be taken without a meeting and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

THIRTEENTH: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article THIRTEENTH shall not eliminate or limit liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The foregoing provisions of this Article THIRTEENTH shall not eliminate the liability of a director for any act or omission occurring prior to the date on which this Article THIRTEENTH becomes effective. No amendment or repeal of this Article THIRTEENTH shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

FOURTEENTH: Special meetings of the stockholders of this corporation for any purpose or purposes may be called at any time by the Board of Directors or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the by-laws of this corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons.

FIFTEENTH: This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of the Certificate of Incorporation or the by-laws of this corporation (and in addition to any other vote that may be required by law, this Certificate of Incorporation, or by the by-laws of this corporation), the affirmative vote of the holders of 75% of the voting power of all stock of this corporation entitled to vote in elections of directors shall be required to amend, alter, change, or repeal Article FIFTH, SEVENTH, EIGHTH, NINTH, ELEVENTH, TWELFTH, FOURTEENTH and FIFTEENTH of this Certificate of Incorporation.

IN WITNESS WHEREOF, Kelly Services, Inc. has caused this Restated Certificate of Incorporation to be signed by Daniel T. Lis, its Vice President and Corporate Secretary this 16th day of September, 2003.

KELLY SERVICES, INC.

By /s/ Daniel T. Lis
Daniel T. Lis
Vice President and Corporate Secretary

Exhibit 3.2

KELLY SERVICES, INC.

B Y L A W S

ARTICLE I
OFFICES

Section 1. The registered office shall be in the County of New Castle, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II
STOCKHOLDERS

Section 1. All meetings of the stockholders for the election of directors shall be held at such place either within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders shall be held on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which stockholders shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. The Secretary of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 4. Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman of the board of directors, the Chief Executive Officer, the board of directors or by a committee of the board of directors which has been duly designated and empowered by the board of directors. Such special meetings may not be called by any other person or persons.

Section 5. The Secretary or any Assistant Secretary shall cause written notice of the place, date and hour of each meeting of the stockholders, and, in the case of a special meeting, the purpose or purposes for which such meeting is called, to be given, not less than ten nor more than sixty days prior to the meeting, to each stockholder of record entitled to vote at such meeting. Such further notice shall be given as may be required by law.

Section 6. No notice of any meeting of stockholders need be given to any stockholder who submits a signed waiver of notice, whether before or after the meeting, provided however, that any actions taken at a meeting shall not be effective until all required waivers are signed and received by the corporation. Waivers of notice may specify a time period during which such waivers will apply to any and all meetings held. No waiver of notice that is received by the corporation more than 30 days after the date of a meeting to which it applies shall be effective for that meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in a written waiver of notice. The attendance of any stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 7. The holders of 60% of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 9. Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy appointed by an instrument in writing subscribed by such stockholder for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 10. No action required or permitted to be taken at any annual meeting or special meeting of the stockholders of this corporation may be taken without a meeting and the power of the stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

ARTICLE III
DIRECTORS

Section 1. The number of directors constituting the whole board shall be no fewer than five (5) and no more than nine (9), which number shall be fixed, and may be modified from time to time, by resolution of the board of directors, but in no event shall the number of directors be less than five (5). The directors shall be elected as provided in Section 2 of this Article. The directors shall be classified with respect to the term for which they shall severally hold office by dividing them into three classes, as nearly equal in number as may be, the classes to hold office for successive terms of three years, respectively, but all directors shall hold office until their successors are elected and qualified.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and a director so chosen shall hold office until the next annual election of the class for which such director shall have been chosen and until a successor is duly elected and qualifies, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Section 3. The business of the corporation shall be managed by the board of directors which shall have and exercise full power in the management and conduct of the business and affairs of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 5. Immediately following and at the place of holding the annual meeting of stockholders, the board of directors, as constituted upon final adjournment of such annual meeting, shall convene for the purpose of electing officers and transacting any other business properly brought before it. No notice of such meeting to the newly elected directors shall be necessary in order legally to constitute the meeting, provided a quorum shall be present.

Section 6. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 7. Special meetings of the board may be called by the Chairman of the board or by the Chief Executive Officer on one day's notice to each director. Special meetings shall be called by the Chairman of the board or by the Chief Executive Officer or Secretary on like notice on the written request of a majority of the directors then in office.

Section 8. At all meetings of the board of directors a majority of the board shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

COMMITTEES OF DIRECTORS

Section 10. The board of directors shall, by resolution passed by a majority of the whole board, designate such committees of the board as may be required by a governmental agency having jurisdiction over the affairs of the corporation or by any securities exchange on which securities issued by the corporation may be listed, and the board of directors may, by resolution passed by majority of the whole board, designate one or more additional committees, each committee to consist of two or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided by applicable law, rule or regulation or in the resolution, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors and committee or committees may, subject to approval by the board of directors, adopt a charter governing the conduct of the affairs of the committee, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

Section 11. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

COMPENSATION OF DIRECTORS

Section 12. The amount, if any, which each director who is not an officer or employee of the corporation shall be entitled to receive as compensation for his or her services, and the form thereof, shall be fixed from time to time by resolution of the board of directors, and may vary within that group from one director, class of directors, or category of directors to another, provided however, that any person who is an officer or employee of the corporation shall not receive any form of compensation for serving as a director of the corporation.

ARTICLE IV
NOTICES

Section 1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice only, but such notice may be given personally or in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by facsimile communication. Notice may also be given to stockholders by a form of electronic transmission in accordance with and subject to the provisions of Section 232 of the General Corporation Law of Delaware.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V
OFFICERS

Section 1. The board of directors shall elect a Secretary of the board of directors and it may, if it so determines, choose a Chairman of the board of directors from among its members. The board of directors may also choose a President of the corporation, one or more Vice Presidents (who may be designated as Vice Presidents, Senior Vice Presidents or Executive Vice Presidents), and a Treasurer. The corporation may have such additional or assistant officers as the board of directors, Chief Executive Officer or Chief Operating Officer may deem necessary for its business and may appoint from time to time.

Section 2. The board of directors shall designate an officer as the Chief Executive Officer, and shall have the authority, but shall not be required, to designate officers as the Chief Operating Officer, the Chief Financial Officer or similar such titles. Any two or more offices may be held by the same person.

Section 3. The Chairman shall preside at all meetings of the board of directors, and shall have such other powers as the board may determine. If a director has not been designated as Chairman, or if the designated Chairman is not present, the board of directors shall designate, from time to time, a chairman from amongst its members to serve as chairman of each meeting of the board of directors.

DUTIES

Section 4. Subject to direction and under the supervision of the board of directors, the Chief Executive Officer shall have general control of the affairs of the corporation.

Section 5. The salaries of all officers and agents of the corporation shall be fixed by the Chief Executive Officer subject to revision by the board of directors.

Section 6. Each officer other than the Chief Executive Officer shall have the authority and shall perform the duties set forth in these bylaws or, to the extent consistent with the bylaws, the duties prescribed by the board of directors, by the Chief Executive Officer, or by an officer authorized by the board of directors to prescribe the duties of such officer. Any designation of duties by the Chief Executive Officer or other officer shall be subject to review by the board of directors but shall be in full force and effect in the absence of such review.

REMOVAL AND RESIGNATION

Section 7. Any officer elected or appointed by the board of directors may be removed at any time either with or without cause by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

Section 8. Any director or officer may resign at any time, and if made in writing, the resignation is to be deemed accepted and effective from the time of its receipt by the corporation, unless some later time be fixed in the resignation, and then from that time.

ARTICLE VI
CERTIFICATES OF STOCK

Section 1. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the Chairman of the board of directors or a President or a Vice President or the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, under the seal of the corporation, certifying the number of shares owned by such stockholder in the corporation.

Section 2. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, and, (2) by a registrar other than the corporation or its employee, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer at the date of issue.

LOST CERTIFICATES

Section 3. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFERS OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 5. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. In no event shall such record date precede the date of the resolution establishing it. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to interest in such share or shares on the part of any other person, whether or not it shall have express or other notice hereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
GENERAL PROVISIONS
DIVIDENDS

Section 1. Dividends upon the common stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the common stock, subject to the provisions of the certificate of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT

Section 3. The board of directors shall present at each annual meeting a full and clear statement of the business and condition of the corporation.

CHECKS AND NOTES

Section 4. All checks or demands for money of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate. The notes of the corporation shall be signed by at least two of the officers of the corporation appointed by the board of directors.

FISCAL YEAR

Section 5. The fiscal year of the corporation shall end at the close of business on the Sunday nearest December 31.

SEAL

Section 6. The corporate seal shall be circular in form and contain around its circumference the full corporate name of the corporation and the state of incorporation and in the center the words "Corporate Seal" and the year of incorporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

INDEMNIFICATION

Section 7. A director or officer, or former director or officer, of the corporation, or any person who may have served at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and such person's heirs, executors, and administrators, shall be indemnified by the corporation against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) to which he or she may be made a party by reason of any alleged acts or omissions as such director or officer if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

Section 8. A director or officer, or former director or officer, of the corporation, or any person who may have served at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and such person's heirs, executors, and administrators, shall be indemnified by the corporation against all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of any alleged acts or omissions as such director or officer if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 9. To the extent that a director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 7 or 8 of this Article VII, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 10. Expenses incurred by a director or officer, former director or officer, or such person's heirs, executors and administrators in defending a civil or criminal action shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer, or such person's heirs, executors or administrators to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

Section 11. The foregoing rights of indemnification and advancement of expenses shall be in addition to and not exclusive of any and all other rights to which such director or officer, or former director or officer, or such person's heirs, executors or administrators might be entitled as a matter of law.

ARTICLE VIII
AMENDMENTS

Section 1. Subject to the provisions of statute, the bylaws of the corporation may be adopted, amended or repealed by the affirmative vote of a majority of the total number of directors or by the affirmative vote of holders of 75% of the voting power of all of the stock of this corporation entitled to vote in elections of directors, provided, however, that no bylaw or bylaws fixing the qualifications, classifications or term of office of any member or members of the then existing board of directors shall be made or altered during the term of office of the then existing board of directors. The bylaws may contain any provision for the regulation and management of the affairs of the corporation and the rights or powers of its stockholders, directors, officers, or employees not inconsistent with the laws of the State of Delaware.

Exhibit 10.2

KELLY SERVICES, INC.
PERFORMANCE INCENTIVE PLAN

(As Amended and Restated by Action of the Board of Directors)
(March 29, 1996)

As Amended:
July 29, 2003
April 14, 2000

Section 1 -- Purposes

This KELLY SERVICES, INC. PERFORMANCE INCENTIVE PLAN (the "Plan") provides for long-term incentive compensation to certain key officers and employees of Kelly Services, Inc. (the "Company") or any Affiliated Entity, based upon such officers' and employees' contributions to the long-term growth and profitability of the Company. Long-term incentives encourage identification with stockholder concerns, as well as current and continuing interest in the development and financial success of the Company. The Plan is also intended to assist the Company and Affiliated Entities in attracting and retaining officers and employees of superior ability and promise.

Section 2 -- Certain Additional Definitions and Rules of Construction

(a) The terms set forth in quotation marks below have the following meanings under the Plan:

"Additional Shares" means immediately vested shares of Company Stock awarded pursuant to Section 9(c) of the Plan.

"Affiliated Entity" means a corporation, partnership or other business enterprise in which the Company directly or indirectly has a significant equity interest under United States generally accepted accounting principles.

"Award" means a Restricted Award, Performance Award, award of Additional Shares, Option, SAR or Foreign Award granted under the Plan.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board (or, if no Board committee so named is in existence at a relevant time, such other Board committee as the Board shall have specified), which Board committee shall have at least two members, none of the members of which shall be eligible to receive any Award while serving on such committee (nor shall any member have received any Award at any time within one year prior to appointment to such committee), and all members of which shall otherwise be "disinterested persons" as that term is used in Securities and Exchange Commission Rule 16b-3 (or any successor provision in effect at the time).

"Company Stock" means the Class A Common Stock, $1.00 par value, of the Company.

"Deferred Compensation Plan" means a plan of the Company or an Affiliated Entity which permits an Employee granted an Award of Share Units voluntarily to defer receipt of stock that otherwise would be payable in settlement of the Award, the terms of which plan satisfy any and all conditions necessary to be satisfied to facilitate exemption of all compensation payable in connection with Performance Share Unit Awards from the deduction limit imposed by Section 162(m).

"Disabled" means the total and permanent inability of an Employee by reason of sickness or injury to perform the material duties of such Employee's regular occupation with his or her Employer where such inability has existed for at least six continuous months.

"Disability" means the condition of being Disabled.

"Employee" means an employee of the Company or an Affiliated Entity.

"Employer" means the Company or the Affiliated Entity which employs an Employee at any given time.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means (1) as of any given date on which Company Stock is authorized for quotation in the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") as a NASDAQ National Market System Security, the closing sale price for a share of Company Stock reported by NASDAQ for such date (or, if no sale is so reported for such date, for the latest preceding date on which such a sale was so reported) and (2) as of any other given date, the fair market value of a share of Company Stock as determined in good faith by the Committee.

"Foreign Award" means an award granted pursuant to Section 10 of the Plan.

"Incentive Stock Option" or "ISO" means an Option that meets the requirements of Section 422 of the Code (or any successor provision in effect at a relevant time) and that is identified as intended to be an ISO in the written agreement evidencing the Option.

"Nonqualified Stock Option" or "NQSO" means an Option that is not an ISO.

"Option" means an Option to purchase Company Stock granted pursuant to Section 6 of the Plan.

"Over-10% Owner" means an owner of over 10% of the total combined outstanding voting power of all classes of capital stock of the Company.

"Performance Award" means an award of Performance Shares or Performance Share Units.

"Performance Shares" and "Performance Share Units" mean, respectively, shares of Company Stock and Share Units granted under Section 9 of the Plan which, until vested, are subject to forfeiture.

"Restoration Option" has the meaning set forth in Section 6(f) of the Plan.

"Restricted Award" means an award of Restricted Shares or Restricted Share Units.

"Restricted Shares" and "Restricted Share Units" mean, respectively, shares of Company Stock and Share Units granted under Section 8 of the Plan which, until vested, are subject to forfeiture.

"Rule 16b-3" means Securities and Exchange Commission Rule 16b-3, as amended.

"Section 16 Reporting Person" means a person required by Section 16 of the Exchange Act and related rules to file reports concerning such person's ownership of and transactions in Company equity securities.

"Section 162(m)" means Section 162(m) of the Code (or such successor section as may be in effect at a given time), together with the regulations of the U.S. Department of the Treasury promulgated thereunder.

"Senior Executive Officer" means an Employee who is an officer of the Company at or above the rank of Vice President.

"Share Unit" means a unit available for award under the Plan which: (1) upon vesting or payout, shall entitle the holder to receive from the Company for each Share Unit vested or paid, a share of Company Stock, and (2) until settled after vesting, or until forfeited, shall entitle the holder to be paid by the Company in cash, as and when the same is paid to holders of Company Stock, the equivalent of any cash dividend on Company Stock to which the holder would have been entitled if, on the date of grant of such

Share Unit, the grantee of the Share Unit has instead been granted a Restricted Share or Performance Share.

"Stock Appreciation Right" or "SAR" means a right granted pursuant to Section 7 of the Plan which, upon exercise, shall entitle the holder to receive from the Company the Fair Market Value of a share of Company Stock on the exercise date, minus the Fair Market Value of such a share on the date of grant of the Option to which such right is related.

(b) All references herein to the "issuance" of shares, to shares "issued" or "issuable," and the like, are intended to include transfers of previously issued shares held in the treasury of the Company ("treasury shares"), as well as new issuances of authorized but previously unissued shares as determined from time to time by the Board.

Section 3 -- Administration

The Plan shall be administered by the Committee which, subject to such limitations as are expressly set forth in the Plan, shall, by majority vote, grant Awards and determine the type, amount and other terms and conditions of each Award. The Committee shall have authority to prescribe the forms of written agreements to evidence Awards, to interpret the Plan and the provisions of such agreements, to adopt administrative rules and procedures concerning administration of the Plan and to take such other action as it determines to be necessary, advisable, appropriate or convenient for the administration of the Plan in accordance with its purposes. The Committee may delegate to the chief executive officer of the Company, if also a director, some or all of its authority to grant Awards under the Plan to Employees who are not Section 16 Reporting Persons, in which case actions taken by the chief executive officer pursuant to such delegated authority shall have the same effect as if taken by the Committee. The Committee may delegate performance of record-keeping and other ministerial functions concerning the Plan and its day-to-day operations to such persons as it may specify from time to time.

Section 4 -- Eligibility for Awards; No Requirement of Uniformity

Any type of Award may be granted to any Employee at any time, except that Foreign Awards may only be granted to such Employees as are permissible grantees under Section 10 of the Plan. The type, amount and other terms and conditions of an Award made to a grantee at any given time need not be the same as for any other Award granted then or at any other time to the same or any other grantee.

Section 5 -- Maximum Number of Shares

At any given time, the maximum number of shares of Company Stock which may be issued as Restricted Shares or Units, Performance Shares or Units, Additional Shares or similar Foreign Awards and made subject to future issuance in settlement of Options (whether or not with related SARs), Share Units or Foreign Awards shall be 10% of the number of shares of Company Stock that were outstanding (exclusive of treasury shares) as of the end of the immediately preceding Company fiscal year (rounded downward, if necessary to eliminate fractional shares),

(a) minus the sum of:

(1) the number of shares awarded as Restricted Shares, Performance Shares or Additional Shares during the period consisting of the immediately preceding four complete fiscal years of the Company and its then-current fiscal year to date (the "Adjustment Period");

(2) the number of Share Units awarded during the Adjustment Period;

(3) the number of shares made subject to Options granted (including Restoration Options arising) during the Adjustment Period; and

(4) the total number of shares issued as Foreign Awards, and the maximum number of shares which in the future may be issued in settlement of Foreign Awards, granted during the Adjustment Period,

(b) plus the sum of:

(1) the number of shares as to which Options have expired or terminated during the Adjustment Period for any reason other than exercise of such Options or of related SARs:

(2) the number of shares as to which Restricted Awards and Performance Awards granted during the Adjustment Period have since been forfeited and not vested; and

(3) the number of shares transferred to the Company (actually or constructively) to satisfy the exercise price of an outstanding Option during the Adjustment Period.

In addition to the foregoing, in no event may the total number of shares covered by outstanding ISOs plus the number of shares issued in settlement of exercised ISOs, whenever granted, exceed 4,000,000 shares.

Any stock options, SARs or other equity-based awards assumed by the Company in a merger or acquisition of another company shall not count against the shares available for Award under the Plan.

Section 6 -- Options

(a) *Incentive Stock Options and Nonqualified Stock Options.* At the time of grant of an Option, it shall be specified whether it is intended to be an Incentive Stock Option or a Nonqualified Stock Option, and the agreement evidencing such Option shall designate the Option accordingly. In connection with the grant of any Option intended to be an ISO, the Committee may prescribe such terms and conditions, other than those specified in the Plan, as it deems desirable to qualify the Option as an incentive stock option under the Code. If for any reason an Option (or any portion thereof) intended by the Committee to be an ISO nevertheless does not so qualify, either at the time of grant or subsequently, such failure to qualify shall not invalidate the Option (or such portion), and instead the nonqualified portion (or, if necessary, the entire Option) shall be deemed to have been granted as a Nonqualified Stock Option irrespective of the manner in which it is designated in the Option agreement.

(b) *Number of Shares and Exercisability.* The number of shares subject to an Option, the time at which the Option or any portion thereof first becomes exercisable (which time may, but need not, be coincident with the date of grant) and the latest date on which the Option may be exercised (the "expiration date") shall be as specified at the time of grant; *provided, however*, that the expiration date for any ISO granted to an Over-10% Owner may be no later than five years, and the expiration date for any other Option may be no later than ten years, after the date of grant of the Option and provided further that the maximum number of shares which may be granted as Options (whether or not in tandem with SARs) during any consecutive five calendar years to any single Employee shall be 750,000, subject to adjustment under Section 12 of the Plan. The Committee may, in its discretion, accelerate the exercisability of any Option (or Option portion) at any time or provide for automatic acceleration of exercisability of any Option (or portion) upon the occurrence of such events as it may specify, except that no acceleration of exercisability of an ISO or any portion thereof shall be effective without the consent of the Option holder if such acceleration would cause the ISO or any other ISO of such holder (or any portion thereof) to become a Nonqualified Stock Option. During the lifetime of the grantee of an Option, the Option may be exercised only by the grantee or the grantee's legal representative.

(c) *Exercise Price.* Unless a higher price is specified at the time of grant, the per share exercise price of each Option shall be the Fair Market Value of a share of Company Stock on the date of grant, except that the per share exercise price of any ISO granted to an Over-10% Owner shall be at least equal to 110% of such Fair Market Value on the grant date.

(d) *Exercise Procedures and Payment.* The holder of an exercisable Option (or Option portion) may exercise it in whole or in part by complying with such procedures for exercise as are then in effect and tendering payment in full of the aggregate exercise price for the number of shares in respect of which the Option is then being exercised. Except to the extent further restricted or limited at the time of grant, payment may be made (1) entirely in cash or (2) by delivery of whole shares of Company Stock owned by the Option holder and the balance in cash. Shares delivered in payment shall be valued at their Fair Market Value on the date of delivery.

(e) *Effect of Termination of Employment upon Options Granted to Employees.* At the time Options are granted, the Committee shall establish provisions for the exercisability of Options following termination of employment. Such provisions shall include the period of time, if any, after termination of employment during which Options shall be exercisable and whether or not Options which have not yet vested shall be exercisable. No Option shall be exercisable after its expiration date or, if earlier, the tenth anniversary of its date of grant and any exercise following termination of employment shall be subject to the provision of Section 11(c).

(f) *Restoration Options.* At the time of grant of an Option (for purposes of this paragraph an "original Option") that is not itself a Restoration Option (as hereinafter defined), or at the time a Restoration Option arises, or at any other time while the grantee continues to be eligible for Awards and the original or Restoration Option (the "prior Option") is outstanding, the Committee may provide that the prior Option also shall carry with it a right to receive another Option (a "Restoration Option") if, earlier than six months before the expiration date of the prior Option, the grantee exercises the prior Option (or a portion thereof) while still an Employee and pays all or some of the relevant exercise price in shares of Company Stock that have been owned by the grantee for at least six months prior to exercise. In addition to any other terms and conditions (including additional limitations on exercisability) that the Committee deems appropriate, each Restoration Option shall be subject to the following:

(1) the number of shares subject to the Restoration Option shall be the lesser of (i) the number of whole shares delivered in exercise of the prior Option or (ii) the number of shares of Company Stock which may be made subject to future issuance in settlement of Options pursuant to Section 5 of the Plan and the per person grant limits set forth in Section 6(b) at the time the Restoration Option arises;

(2) the Restoration Option automatically shall arise and be granted (if ever) at the time of payment of the relevant exercise price in respect of the prior Option;

(3) the per share exercise price of the Restoration Option shall be the Fair Market Value of a share of Company Stock on the date the Restoration Option arises;

(4) the expiration date of the Restoration Option shall be the same as that of the prior Option;

(5) the Restoration Option shall first become exercisable six months after it arises; and

(6) the Restoration Option shall be a Nonqualified Stock Option.

Section 7 -- Stock Appreciation Rights

(a) *Grant, Exercisability and Termination.* At the time of grant of an Option, or at any time while the Option is outstanding and the Option holder continues to be eligible to receive Awards, Stock Appreciation Rights may be granted to the holder with respect to some or all of the shares covered by the Option. The only persons entitled to exercise such SARs shall be the holder of the related Option or such holder's legal representative, and the expiration date of such SARs shall be the same as that of the related Option. SARs shall be exercisable if (and only if) and to the extent that the related Option is then exercisable, except that SARs shall not be exercisable by a Section 16 Reporting Person at any time within six months after the date on which the SARs were granted even if the related Option is then exercisable. Exercise of SARs shall automatically terminate the related Option with respect to that number of shares which equals the number of SARs being exercised, and exercise, cancellation or termination of an Option shall automatically terminate that number of related SARs which equals the number of shares with respect to which the Option is being exercised, canceled or terminated.

(b) *Exercise Procedures and Settlement Elections.* Exercisable SARs may be exercised at any time in accordance with such exercise procedures as are then in effect. Except to the extent further restricted at the time of grant, at or prior to exercise of SARs, the holder may elect to have the exercised SARs settled (1) entirely in cash, (2) to the extent possible, in whole shares of Company Stock and the balance in cash, or (3) partially in cash in an amount specified by the holder and the balance in whole shares of Company Stock plus cash in lieu of any fractional share. If no election is made, the SARs shall be settled in any of the foregoing manners as the Committee shall determine. For purposes of settlement, shares of Company Stock shall be valued as of the settlement date.

Section 8 -- Restricted Awards

(a) *Restriction Period.* At the time of grant of a Restricted Award, the Committee shall establish a period of no less than twelve months with respect to such Restricted Award, which period (the "restriction period") shall commence as of the date of grant.

(b) *Vesting and Forfeiture.*. If the grantee of a Restricted Award remains an Employee throughout the applicable restriction period, the entire Restricted Award shall be fully vested and no longer subject to forfeiture as of the end of the restriction period. If the grantee ceases to be an Employee at any time during the restriction period due to death or Disability (or, due to retirement with the Employer's consent), that percentage of the total number of Restricted Shares and/or Restricted Share Units comprising such Award which equals the percentage of the entire restriction period by then elapsed shall be vested, and the remainder of such Award shall be forfeited, unless the Committee determines to waive such forfeiture, in which event the entire Restricted Award shall be vested. If the grantee otherwise ceases to be an Employee during the restriction period, the entire Restricted Award shall be forfeited, except that, if the Committee determines that such waiver is in the Company's best interests, the Committee may waive forfeiture and thereby vest a portion of the Award (but in no event more than automatically would have vested if the grantee had died).

(c) *Other Matters.* Restricted Shares comprising a Restricted Award shall be issued to the grantee as promptly as practicable after grant of the Restricted Award, but the certificates representing such Restricted Shares shall bear an appropriate legend and shall be held by the Company, and any and all non-cash dividends or other distributions upon such Restricted Shares shall be retained and held by the Company, pending vesting or forfeiture of such Restricted Shares. Such retained non-cash dividends and other distributions upon a Restricted Share thereafter shall be vested or forfeited, as the case may be, upon the vesting or forfeiture of such Restricted Share and, in the case of non-cash dividends and other distributions which vest, shall be distributed to the holder of the Restricted Shares as promptly as practicable after the vesting date. Subject to the Plan's limitations on available shares, and except to the extent further limited by the Committee in connection with a given Award of Restricted Share Units (which limitations may be imposed by the Committee at the time of grant of the Award or at any other time while the Award is unvested and the grantee is still an Employee), an Award of Restricted Share Units which vests shall be settled in cash, whole shares of Company Stock (valued at their Fair Market as of the settlement date), or a combination thereof, as the Committee shall determine. The holder of any Award of Restricted Share Units who is eligible to participate in a Deferred Compensation Plan may make an advance election, in accordance with the terms of such Deferred Compensation Plan, to defer settlement of any portion of his or her Restricted Share Unit Award that thereafter becomes payable in stock; otherwise, Restricted Share Units which vest shall be settled in full as soon as practicable after the vesting date.

Section 9A -- Performance Awards and Additional Shares in General

(a) *Performance Period and Goals.* At the time of grant of a Performance Award, the Committee shall establish a period of not less than one year nor more than five years with respect to such Performance Award, which period (the "performance period") shall commence as of the first day of the Company fiscal year in which such Award is granted, if it is granted during the first fiscal quarter of such fiscal year, and otherwise shall commence as of the date of grant. At the time of grant of the Performance Award, the Committee also shall establish one or more business performance goals for the applicable performance period and, if more than one has been established, the weight to be given each such goal (collectively, "performance goals"). The performance goals initially established with respect to a Performance Award may be modified and adjusted during the performance period in light of previously unforeseen transactions, events or circumstances occurring after the initial performance goals are established.

(b) *Vesting and Forfeiture.* As soon as practicable following the end of the performance period for a Performance Award, the Committee shall determine the extent to which the performance goals for that Award were attained. If the Committee determines that the performance goals have been fully attained, and if the grantee of the Performance Award has remained an Employee throughout the performance period and up to the first anniversary of the grant date occurring after the end of the performance period (the "Grant Anniversary"), the entire Performance Award shall, upon such determination, be fully vested and no longer subject to forfeiture. If the grantee has remained an Employee throughout the performance period and to the Grant Anniversary but the Committee determines that the performance goals were only partially met, or were not met, the Committee nevertheless may determine to permit vesting of all or a portion of the Performance Award, whereupon such Award or portion shall be vested, but any portion of the Award not so vested shall be forfeited. If the grantee ceases to be an Employee at any time during the performance period or through the Grant Anniversary, the consequences thereof shall be the same as if the Performance Award had been a Restricted Award and the performance period a restriction period.

(c) *Additional Shares.* Following the end of the performance period, the Committee may recommend a grant of Additional Shares to the grantee of a Performance Award if the grantee is then an Employee and the Committee determines that satisfaction of the performance goals for such Performance Award so warrants. Additional Shares awarded to a grantee shall be immediately vested and shall be issued to the grantee as soon as practicable after the grant.

(d) *Other Matters.* The provisions of Section 8(c) of the Plan concerning issuance of Restricted Shares, concerning retention of non-cash dividends and other distributions thereon, and concerning subsequent vesting and distribution, or forfeiture, of such non-cash dividends and other distributions also shall apply to Performance Shares, and the provisions thereof concerning settlement of Restricted Share Units also shall apply to Performance Share Units.

Section 9B -- Performance Awards to Senior Executive Officers

(a) *Special Provisions Applicable.* In order to facilitate exemption of compensation paid in connection with Performance Awards to Senior Executive Officers from the tax deduction limit imposed by Section 162(m), the special provisions set forth in this Section 9B shall apply to all such Awards, notwithstanding any other provision of the Plan to the contrary. Except as superseded by this Section 9B, all provisions of the Plan applicable to Performance Awards also shall apply to such Awards granted to Senior Executive Officers.

(b) *Timing of Grants.* Performance Awards may be granted to Senior Executive Officers only during the first quarter of a Company fiscal year.

(c) *Limits on Award Amounts.* Subject to the general limits on Award amounts set forth in Section 5 and the adjustment provisions of Section 12, the maximum number of Performance Shares and/or Performance Share Units that may be granted to any given Senior Executive Officer with respect to a single performance period is 25,000.

(d) *Performance Objectives and Payout Schedules.* At or prior to the grant of any Performance Award to a Senior Executive Officer, the Committee shall establish one or more objectively determinable performance goals for the Award relating to one or more of the following areas of Company performance over the relevant performance period: earnings per share of Company Stock; revenue growth; operating income; net income, before or after taxes; operating cash flow; return on revenues, assets or equity; customer or employee retention; or an index of customer satisfaction. At the same time, the Committee shall establish a "payout" schedule for the Performance Award, which shall range from 100 percent of the Performance Shares and/or Performance Share Units constituting the Award (if actual Company results for the performance period at least equal the performance goal(s) established) to zero percent of such Award (if actual Company results for the period do not at least equal a minimum amount or level specified by the Committee) and shall be structured so as to permit objective determination of payouts over the full range of actual Company results. In connection with establishment of the performance goal(s) for a Performance Award to a Senior Executive Officer, the Committee shall specify which (if any) types or categories of extraordinary, unusual, non-recurring, or other items or events shall be excluded or otherwise not taken into account when actual Company results relating to such goal(s) are calculated, and the only adjustments in actual Company results which thereafter shall be permissible for purposes of applying the established payout schedule for the Performance Award shall be objectively determinable adjustments for the items or events so specified.

(e) *No Discretion to Increase Awards or Waive Forfeitures.* In connection with the grant of a Performance Award to a Senior Executive Officer, the Committee may establish other preconditions to payout of the Award, including preconditions the satisfaction of which may call for subjective determinations by the Committee. In addition, the payout on any Performance Award granted to a Senior Executive Officer as calculated pursuant to the payout schedule established for the Award may be reduced by the Committee to the extent it deems appropriate if, in the Committee's judgment, the individual performance of the Senior Executive Officer during the performance period has not warranted the payout so calculated. However, for so long as Section 162(m) may require, in no event shall the payout on any Performance Award granted to a Senior Executive Officer exceed the payout permissible under the Award's payout schedule, and in no event shall any Additional Shares be granted to any Senior Executive Officer.

(f) *Effect of Employment Termination.* If a Performance Award is granted to a Senior Executive Officer and prior to the third anniversary of the award date the grantee ceases to be an Employee due to the grantee's death, Disability, or retirement with the Employer's consent, that percentage of the total number of Performance Shares and/or Performance Share Units comprising such Award which equals the percentage of the entire performance period by then elapsed shall be unaffected by the employment termination and the unaffected portion of the Award subsequently shall vest or be forfeited or canceled in accordance with the payout schedule, any preconditions, and the provisions of the Plan applicable to the original Award. Except as provided in the preceding sentence, if the grantee of a Performance Award, granted while a Senior Executive Officer, ceases to be an Employee before the Grant Anniversary, the entire Award shall be forfeited.

(g) *Stockholder Approval Requirements.* Those aspects of the Plan concerning Performance Awards to Senior Executive Officers for which stockholder approval is required under Section 162(m) shall be disclosed to and submitted for approval by the Company's stockholders at its 1996 annual meeting, and any grants of Performance Awards to Senior Executive Officers occurring prior to such meeting shall be subject to such approval and shall be canceled and of no effect if such approval is not obtained. If such approval is obtained, those aspects of the Plan concerning subsequent grants of Performance Awards to Senior Executive Officers for which additional stockholder approval may become required under Section 162(m) also shall be disclosed to and submitted for approval by the Company's stockholders as and to the extent so required. In no event may any Performance Award be granted to a Senior Executive Officer unless, either any and all of such stockholder approval requirements as Section 162(m) then would impose concerning the Award already have been satisfied, or the Award is granted subject to such approval. The term of the performance-based Performance Share Award criteria under the Plan as herein amended and restated, assuming approval by the stockholders, will be for five years of awards, 1996 through 2000, unless soon terminated or amended by the Board. Any amendment that would materially change the "class of employees" covered, the "performance measure" or individual award maximum would be subject to further stockholder approval.

Section 10 -- Foreign Awards

The Committee may modify the terms of any type of Award described in Section 6, 7, 8 or 9A of the Plan for grant to an Employee who is subject to tax or similar laws of a country other than the United States and may grant such modified Award, and structure and grant other types of awards related to appreciation in value of Company Stock, to such an Employee, to the extent that the Committee determines that doing so is necessary or advisable in order to provide such grantee with benefits and incentives comparable (to the extent practically possible) to those which would be provided the grantee by an Award under Section 6, 7, 8 or 9A if the grantee were not subject to such foreign laws.

Section 11 -- Certain Provisions Generally Applicable to Awards

(a) *Award Agreements.* Each Award granted under the Plan (other than any award of Additional Shares and any similar Foreign Award unless the Committee otherwise determines) shall be evidenced by a written agreement setting forth (including, to the extent appropriate, by incorporating applicable provisions of the Plan) the type, amount and other terms and conditions of such Award, including, in addition to such terms and conditions as are expressly required to be determined by the Committee, all such other terms and conditions not inconsistent with the Plan as the Committee shall have specified with respect to such Award.

(b) *Transfer Restrictions; Potential Forfeiture.* No Option or SAR, no unvested Performance Award or Restricted Award, no Foreign Award similar to any of the foregoing, and none of the rights or privileges conferred by any such Award may be sold, assigned, pledged, hypothecated or otherwise transferred in any manner whatsoever, except that, if the Committee determines that such transfer will not violate any requirements of the Securities and Exchange Commission or the Internal Revenue Service, the Committee may permit an intervivos transfer by gift to or for the benefit of a family member of the grantee. Any attempt to sell, assign, pledge, hypothecate or otherwise transfer any such Award or any of the rights and privileges conferred thereby contrary to the provisions of the Plan shall be void and unenforceable against the Company.

(c) *Overriding Precondition; Potential Forfeiture.* It shall be an overriding precondition to the vesting of each Performance Award, Restricted Award and similar Foreign Award and the exercisability of each Option, SAR and similar Foreign Award: (1) that the grantee of such Award not engage in any activity that, in the opinion of the Committee, is in competition with any activity of the Company or any Affiliated Entity or otherwise inimical to the best interests of the Company (except that employment with any entity at the request of the Company and employment that has been specifically approved by the Committee shall not be considered an activity in competition with or, in itself, otherwise inimical to the Company or any Affiliated Entity) and (2) that the grantee furnish the Committee with all such information concerning satisfaction of the foregoing condition as the Committee shall reasonably request. If the Committee makes a determination that a grantee, whether while still an Employee or afterward, has engaged in any such competitive or otherwise inimical activity, such determination shall operate to immediately cancel all then outstanding Options, SARs and similar Foreign Awards, and as an immediate forfeiture of all then unvested Restricted Awards, Performance Awards and similar Foreign Awards, theretofore granted to the grantee.

(d) *Tax Withholding.* The Committee may make provision for withholding of shares otherwise issuable upon the grant, exercise, vesting or settlement of Awards, including by permitting grantees or other holders to request or to elect such withholding and/or by permitting grantees or other holders to tender other shares of Company Stock owned by such grantee or holder (including Additional Shares, vested Performance Shares and vested Restricted Shares), as a means of satisfying tax withholding obligations arising in connection with the grant, exercise, vesting or settlement of Awards. If the Committee determines to grant the right to make any such election to a grantee or holder, the Committee may condition, limit or qualify such election right in any manner it deems appropriate.

(e) *Stockholder Status.* Neither the grantee of an Award, nor any other person to whom the Award or the grantee's rights thereunder may pass, shall be, or have any rights or privileges of, a holder of shares of Company Stock, in respect of any shares issuable pursuant to or in settlement of such Award, unless and until certificates representing such shares have been issued in the name of such grantee or other person.

(f) *No Change in Employment Status.* Neither the establishment of the Plan, the eligibility of any Employee to be granted Awards, the grant of any Award to an Employee, nor any provisions of the Plan or such Award is intended or shall be construed as altering the at-will nature of any Employee's employment by the Company or any Affiliated Entity.

Section 12 -- Adjustments upon Changes in Capitalization

In the event of a reorganization or recapitalization, merger, consolidation or similar transaction involving the Company, a stock-on-stock dividend or split, spin-off, reverse split or combination of Company Stock, a rights offering, or any other change in the corporate or capital structure of the Company, the Board shall make such adjustments as it may deem appropriate in the number and kind of shares available for issuance in the aggregate and to any individual under and pursuant to the Plan (including in settlement of ISOs), the number and kind of shares covered by outstanding Options and the per share exercise price of such Options, the numbers of outstanding SARs and Share Units and the terms of Foreign Awards. Any adjustment with respect to an ISO in connection with a transaction to which Section 424(a) of the Code (or any successor provisions then in effect) applies shall be made in accordance therewith unless the Board specifically determines otherwise.

Section 13 -- Effectiveness, Duration, Amendment, Suspension and Termination

The Plan shall become effective upon approval by the stockholders of the Company entitled to vote thereon, as provided in the Board resolutions adopting the Plan, and shall continue thereafter until terminated by the Board as hereinafter provided. The Board may amend, suspend or terminate the Plan or any portion thereof at any time, but no such Board action shall adversely affect the rights of any grantee or other holder of any Award then outstanding or unvested without the consent of such grantee or holder.

Adopted by the Board of Directors of the Company: March 29, 1996.

Exhibit 14

KELLY SERVICES, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors (the "Board") of Kelly Services, Inc. ("the Company") has adopted the following Code of Business Conduct and Ethics (the "Code") for itself and the officers and employees of the Company (the "employees"). The Code is intended to help us recognize and deal with ethical issues, deter wrongdoing, provide mechanisms to report dishonest or unethical conduct and help foster a culture of honesty and accountability as we collectively work to achieve our vision as the world's best staffing services company. Each of us has a personal responsibility to comply with both the letter and the spirit of this Code.

No code or policy can anticipate every situation that may arise. This Code is intended to serve as a guide. Employees are encouraged to ask their managers questions about particular circumstances that may involve the provisions of this Code. Employees also may present their questions to the Head of Internal Audit or the Secretary of the Governance Committee, who may consult with the General Counsel or outside legal counsel as appropriate.

Conflict of Interest

A "conflict of interest" occurs when our individual private interests interfere, or appear to interfere, in any way with the interests of the Company. Each of us must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Head of Internal Audit or the Secretary of the Governance Committee.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which we should refrain, are:

- an employee or a family member receiving an improper personal benefit as a result of the employee's position with the company. A "family member" means a spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone who resides in an employee's home;
- knowingly engaging in any conduct or activity that is inconsistent with the Company's best interests or that disrupts or impairs the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship;
- accepting compensation, in any form, from any source other than the Company, which affects job performance in any way;
- offering, giving or receiving gifts to or from anyone who deals with the Company in cases where the gift is being made to influence our actions in our position with the Company, or where acceptance of the gifts could create the appearance of an impropriety.

Corporate Opportunities

Each of us has a responsibility to the Company to advance its legitimate interests. We must not:

- personally take for ourselves or divert to others opportunities that are discovered through the use of Company property, information or our respective position;
- use Company employees, property, information or our respective positions for personal gain; or
- compete with the Company, directly or indirectly, for business opportunities.

Confidentiality

Each of us must maintain the confidentiality of information entrusted to us by the Company and its customers.

Protection and Proper Use of Company Assets

We must each protect the Company's assets and ensure their efficient use. No one is to use Company assets for personal benefit.

Fair Dealing

We have a responsibility to deal fairly with each other, our customers and our suppliers. No one must take unfair advantage of anyone else through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair dealing practices.

Compliance with Laws, Rules and Regulations

Each of us shall comply with all laws, rules and regulations applicable to the Company, including the Foreign Corrupt Practices Act, antitrust laws and insider trading laws, and all policies established by the Company.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code as it applies to individual Directors or Executive Officers must be made by the Board of Directors and will be disclosed in accordance with applicable federal law and NASDAQ rules. Requests for waivers of the Code as it applies to officers and employees must be made in writing to the Head of Internal Audit or the Secretary of the Governance Committee and must be confirmed in writing.

Reporting Dishonest or Unethical Behavior

When in doubt about the best course of action in a particular situation, employees should talk to their managers or other appropriate personnel. Known or suspected violations of laws, rules and regulations applicable to the Company, of this Code or any Company policy must be promptly reported in writing to the Head of Internal Audit or the Secretary of the Governance Committee. Alternatively, anonymous reports of known or suspected violations may be made through the fraud hotline at 1-877-552-9002. Retaliation of any kind against any Director, officer or employee for reports made in good faith is expressly prohibited and will result in corrective action, including termination of employment.

Public Company Reporting

The Chief Executive Officer and the Chief Financial Officer, the Corporate Controller and their designees (the "senior financial officers") have the additional responsibility to file with the Securities and Exchange Commission full, fair, timely and understandable reports and documents; these same disclosure requirements apply to all of the Company's public communications. In addition to the reporting requirements set forth elsewhere in this Code the senior financial officers must report any known or suspected violations of the Code to the Audit Committee.

Failure to Comply; Compliance Procedures

The failure by any Director, officer or employee to comply with the laws, rules or regulations governing the Company's business, this Code or any Company policy will constitute grounds for corrective action, up to and including termination of employment or engagement. Reports of known or suspected violations will be promptly investigated by the appropriate function, which may include Audit, Human Resources or Law.

Adopted Board of Directors
February 9, 2004

Exhibit 21

SUBSIDIARIES OF REGISTRANT

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Services (Canada), Ltd.	Canada	Kelly Temporary Services
Kelly Properties, Inc.	Michigan	Kelly Properties
Kelly Staff Leasing, Inc.	California	Kelly Staff Leasing
Kelly Services (Ireland), Ltd. (a subsidiary of Kelly Properties, Inc.)	Delaware	Kelly Services
Kelly Services (UK), Ltd. (a subsidiary of Kelly Properties, Inc.)	United Kingdom	Kelly Services
Kelly Home Care Services, Inc.	Delaware	Kelly Home Care Services
Kelly Services (Australia), Ltd.	Delaware	Kelly Temporary Services
Kelly Services (New Zealand), Ltd.	Delaware	Kelly Temporary Services
Kelly Services of Denmark, Inc.	Delaware	Kelly Services
Kelly Services (Nederland), B.V.	The Netherlands	Kelly Uitzendburo
Kelly Administratiekantoor B.V. (a subsidiary of Kelly Services (Nederland) B.V.)	The Netherlands	Kelly Uitzendburo
Kelly Services Norge A.S.	Norway	Kelly Bemanningslosninger
Kelly Services Mexico, S.A. de C.V.	Mexico	Kelly Temporary Services
Outsourcing de Servicios y Manufactura, S.A. de C.V.	Mexico	OSM
QSM, S.A. de C.V.	Mexico	QSM
Kelly Services (Suisse) S.A.	Switzerland	Kelly Services Suisse
Kelly Services France, S.A.	France	Kelly Services France
Kelly Services Interim, S.A. (a subsidiary of Kelly Services France S.A.)	France	Kelly Services Interim
Competences RH (a subsidiary of Kelly Services France S.A.)	France	Kelly Formation
Kelly Services Luxembourg S.A.R.L.	Luxembourg	Kelly Services

SUBSIDIARIES OF REGISTRANT (continued)

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Services Italia Srl (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Italy	Kelly Services
Kelly Services (Societa di fornitura di lavoro temporaneo) SpA (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Italy	Kelly Services Italia SpA
Kelly Services Empleo Empresa de Trabajo Temporal, S.L. (a subsidiary of Kelly Services Iberia Holding Company, S.L.)	Spain	Kelly Services E.T.T.
Kelly Services Seleccion y Formacion, S.L. (a subsidiary of Kelly Services Iberia Holding Company, S.L.)	Spain	Kelly Services
Kelly Services CIS, Inc.	Delaware	ARO Kelly Services CIS, Inc.
ooo Kelly Services CIS	Russia	ooo Kelly Services CIS
Kelly Services Deutschland GmbH	Germany	Kelly Services
Kelly Services Consulting GmbH (a subsidiary of Kelly Services Deutschland GmbH)	Germany	Kelly Services
Kelly Services Zeitarbeit GmbH & Co. OHG (a subsidiary of Kelly Services Consulting GmbH and Kelly Services Deutschland GmbH)	Germany	Kelly Services
Kelly Services Personal Marketing GmbH (a subsidiary of Kelly Services Deutschland GmbH)	Germany	Kelly Services
Kelly Services Training GmbH (a subsidiary of Kelly Services Deutschland GmbH)	Germany	Kelly Services
Kelly Services Interim (Belgium) S.A., N.V. (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Belgium	Kelly Services Interim
Kelly Services Select (Belgium) S.A., N.V. (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Belgium	Kelly Services Select
Kelly Services Sverige AB	Sweden	Help Personal A.B.

SUBSIDIARIES OF REGISTRANT (continued)

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
LabStaff Pty. Ltd. (a subsidiary of Kelly Services (Australia), Ltd.)	Australia	LabStaff
Kelly Services (Singapore) Pte. Ltd.	Singapore	Business Trends
BTI Consultants Pte. Ltd. (a subsidiary of Business Trends Pte. Ltd.)	Singapore	BTI Consultants
Kelly Services (Malaysia) SDN. BHD.	Malaysia	Business Trends
Agensi Pekerjaan BTI Consultants SDN. BHD.	Malaysia	BTI Consultants
Kelly Receivables Services, LLC	Delaware	Kelly Receivables Services
BTI Consultants (India) Private Limited	India	BTI Consultants
Kelly Services India Private Limited (a subsidiary of BTI Consultants (India) Pvt. Ltd.)	India	Kelly Services
BTI Consultants Hong Kong Limited	Hong Kong	BTI Consultants
Kelly Services Hong Kong Limited	Hong Kong	Kelly Services
BTI Executive Placement (Thailand) Co. Ltd.	Thailand	BTI Consultants
PT Kelly Services Indonesia	Indonesia	BTI Consultants
Kelly Management Services, Srl.	Italy	Kelly Management Services

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-48782 and 33-51239), Form S-3 (No. 333-79329) and Form S-4 (No. 333-37660) of Kelly Services, Inc. of our report dated January 20, 2004 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
February 18, 2004

Exhibit 24

POWER OF ATTORNEY

Each of the undersigned directors of Kelly Services, Inc. does hereby appoint of George M. Reardon and William K. Gerber, signing singly, his true and lawful attorneys, to execute for and on behalf of the undersigned the Form 10-K Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ending December 28, 2003, to be filed with the Securities and Exchange Commission in Washington, D.C. under the provisions of the Securities Exchange Act of 1934, as amended, and any and all amendments to said 10-K whether said amendments add to, delete from, or otherwise alter the Form 10-K, or add to or withdraw any exhibit or exhibits, schedule or schedules to be filed therewith, and any and all instruments necessary or incidental in connection therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of each of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and approving the acts of said attorneys and each of them.

IN WITNESS WHEREOF the undersigned have caused this Power of Attorney to be executed as of this 9th day of February, 2004.

/s/ Terence E. Adderley

Terence E. Adderley

/s/ Maureen A. Fay, O.P.

Maureen A. Fay, O.P.

/s/ Cedric V. Fricke

Cedric V. Fricke

/s/ Verne G. Istock

Verne G. Istock

/s/ B. Joseph White

B. Joseph White

/s/ Carl T. Camden

Carl T. Camden

Exhibit 31.1

CERTIFICATIONS

I, Terence E. Adderley, certify that:

1. I have reviewed this annual report on Form 10-K of Kelly Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2004

/s/ Terence E. Adderley
Terence E. Adderley

Chairman and
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, William K. Gerber, certify that:

1. I have reviewed this annual report on Form 10-K of Kelly Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2004

/s/ William K. Gerber
William K. Gerber

Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kelly Services, Inc. (the "Company") on Form 10-K for the period ended December 28, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terence E. Adderley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 18, 2004

/s/ Terence E. Adderley
Terence E. Adderley

Chairman and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Kelly Services, Inc. and will be retained by Kelly Services, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kelly Services, Inc. (the "Company") on Form 10-K for the period ended December 28, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William K. Gerber, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 18, 2004

/s/ William K. Gerber
William K. Gerber

Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Kelly Services, Inc. and will be retained by Kelly Services, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.



KELLY
SERVICES

999 West Big Beaver Road
Troy, Michigan 48084-4782
(248) 362-4444
www.kellyservices.com

KELLY SERVICES

999 West Big Beaver Road
Troy, Michigan 48084-4782
(248) 362-4444
www.kellyservices.com